UNITED STATES
Securities and Exchange Commission
Washington, D.C. 20549



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SEC
WASH., D.C.
SEP 29
156
SECTIO

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY EDGAR ELECTRONIC FILERS

Republic of Turkey
Exact name of registrant as specified in charter

0000869687
Registrant CIK Number

06048554

Exhibit C to Form 18-K for fiscal year ended December 31, 2005
Electronic report, schedule or registration statement of which the documents are a part (give period of report)

333-133956
SEC file number, if available

S-______________________________
(Series identifier(s) and name(s), if applicable; add more lines as needed)

C-______________________________
(Class (contract) identifier(s) and name(s), if applicable; add more lines as needed)

PROCESSED
OCT 0 4 2006
THOMSON FINANCIAL

Fiscal year ended December 31, 2005
Report period (if applicable)

Name of Person Filing the Document (If other than the Registrant)

Identify the provision of Regulation S-T (§232 of this chapter) under which this exhibit is being filed in paper (check only one):

______ Rule 201 (Temporary Hardship Exemption)

______ Rule 202 (Continuing Hardship Exemption)

__X___ Rule 311 (Permitted Paper Exhibit)

SIGNATURES

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in Ankara, Turkey, on September 27, 2006.

Republic of Turkey

By: /s/ Memduh Aslan AKÇAY
Memduh Aslan AKÇAY
Director General of Foreign Economic Relations,
Undersecretariat of Treasury, Prime Ministry

EXPLANATORY NOTE

The sole purpose of this submission on Form SE is to file with the Securities and Exchange Commission Exhibit C to the Republic of Turkey's Annual Report on Form 18-K for the year ended December 31, 2005 pursuant to Rule 306(c) of Regulation S-T under the Securities Act of 1933, as amended.

EXHIBIT INDEX

Exhibit

C. Copy of the 2006 Annual Budget of the Republic of Turkey

EXHIBIT C

Kanun

2006 Yılı Merkezi Yönetim Bütçe Kanunu

Kanun No. 5437 **Kabul Tarihi: 27.12.2005**

BİRİNCİ KISIM

Genel Hükümler

BİRİNCİ BÖLÜM

Gider, Gelir, Finansman ve Denge

Gider

MADDE 1. — Bu Kanuna bağlı (A) işaretli cetvellerde gösterildiği üzere, 10/12/2003 tarihli ve 5018 sayılı Kanuna ekli;

a) (I) sayılı cetvelde yer alan genel bütçe kapsamındaki kamu idarelerine 170.156.782.052 Yeni Türk Lirası,

b) (II) sayılı cetvelde yer alan özel bütçeli idarelere 11.302.981.361 Yeni Türk Lirası,

c) (III) sayılı cetvelde yer alan düzenleyici ve denetleyici kurumlara 1.150.574.838 Yeni Türk Lirası,

ödenek verilmiştir.

Gelir ve finansman

MADDE 2. — a) Gelirler:

Bu Kanuna ekli (B) işaretli cetvellerde gösterildiği üzere, 5018 sayılı Kanuna ekli;

1. (I) sayılı cetvelde yer alan genel bütçenin gelirleri 156.850.000.000 Yeni Türk Lirası,

2. (II) sayılı cetvelde yer alan özel bütçeli idarelerin gelirleri 2.962.934.858 Yeni Türk Lirası öz gelir, 7.652.237.552 Yeni Türk Lirası Hazine yardımı olmak üzere toplam 10.615.172.410 Yeni Türk Lirası,

3. (III) sayılı cetvelde yer alan düzenleyici ve denetleyici kurumların gelirleri 1.149.074.838 Yeni Türk Lirası,

olarak tahmin edilmiştir.

b) Finansman:

Bu Kanuna ekli (F) işaretli cetvellerde gösterildiği üzere, 5018 sayılı Kanuna ekli;

1. (II) sayılı cetvelde yer alan özel bütçeli idarelerin net finansmanı 696.313.951 Yeni Türk Lirası,

2. (III) sayılı cetvelde yer alan düzenleyici ve denetleyici kurumların net finansmanı 1.500.000 Yeni Türk Lirası,

olarak tahmin edilmiştir.

Denge

MADDE 3. — Bu Kanunun 1 inci maddesinin (a) bendinde belirtilen ödenekler toplamı ile 2 nci maddesinin (a) fıkrasının (1) numaralı bendinde yer alan tahmini gelirler toplamı arasındaki fark, net borçlanma hasılatı ile karşılanacaktır.

İKİNCİ BÖLÜM

Bütçe Düzenine İlişkin Hükümler

Bölüm düzeni ve deyimler

MADDE 4. — Gider cetvelinin bölümleri, analitik bütçe sınıflandırmasına uygun olarak fonksiyonlar şeklinde düzenlenir. Fonksiyonlar; birinci, ikinci, üçüncü ve dördüncü düzeyde alt fonksiyonlara ayrılır.

Bu Kanunda ve diğer kanunlarda yer alan;

a) "Fasıl ve bölüm" deyimleri, fonksiyonel sınıflandırmanın birinci düzeyini,

b) "Kesim" deyimi, fonksiyonel sınıflandırmanın ikinci düzeyini,

c) "Madde" deyimi, fonksiyonel sınıflandırmanın üçüncü düzeyini,

d) "Tertip" deyimi, kurumsal, fonksiyonel ve finansman tipi kodların bütün düzeyleri ile ekonomik sınıflandırmanın ilk iki düzeyini,

e) Borç ödemeleri yönünden "ilgili hizmet tertibi" deyimi, borç konusu hizmetlerin yürütüldüğü ilgili tertipleri,

ifade eder.

Tahakkuk ettirilecek giderler Devlet muhasebesi kayıtlarında ekonomik sınıflandırmanın dördüncü düzeyini de kapsayacak şekilde gösterilir; kesinhesap kanunu tasarısı ise ikinci düzeyde hazırlanır.

İlgili mevzuat hükümleriyle analitik bütçe sınıflandırması arasında gerekli uyumu sağlamaya ve ortaya çıkabilecek sorunları gidermeye yönelik düzenlemeler yapmaya Maliye Bakanı yetkilidir.

Bağlı cetveller

MADDE 5. — a) Bu Kanunun 1 inci maddesi ile verilen ödeneğin dağılımı (A),

b) Merkezi yönetim kapsamındaki kamu idareleri tarafından ilgili mevzuata göre tahsiline devam olunacak gelirler (B),

c) Merkezi yönetim kapsamındaki kamu idareleri gelirlerine dayanak teşkil eden temel hükümler (C),

d) Bazı ödeneklerin kullanımına ve harcamalara ilişkin esaslar (E),

e) 5018 sayılı Kanuna ekli (II) ve (III) sayılı cetvellerde yer alan idare ve kurumların nakit imkânları ile bu imkânlardan harcanması öngörülen tutarlar (F),

f) 10/2/1954 tarihli ve 6245 sayılı Kanun hükümleri uyarınca verilecek gündelik ve tazminat tutarları (H),

g) Çeşitli kanunlara göre bütçe kanununda gösterilmesi gereken parasal sınırlar (İ),

h) Ek ders, konferans ve fazla çalışma ücretleri ile diğer ücret ödemelerinin tutarları (K),

i) 11/8/1982 tarihli ve 2698 sayılı Kanunun 3 üncü maddesi gereğince Millî Eğitim Bakanlığı tarafından yönetilen okul pansiyonları ile Sağlık Bakanlığına bağlı sağlık okulları öğrencilerinden alınacak pansiyon ücretleri (M),

j) 7/6/1939 tarihli ve 3634 sayılı Kanun uyarınca millî müdafaa mükellefiyeti yoluyla alınacak;

1. Hayvanların alım değerleri (O),

2. Motorlu taşıtların ortalama alım değerleri ile günlük kira bedelleri (P),

k) 5018 sayılı Kanuna ekli (I) ve (II) sayılı cetvellerde yer alan kamu idarelerinin yıl içinde edinebilecekleri taşıtların cinsi, adedi, hangi hizmetlerde kullanılacağı ve azami satın alma bedelleri (T),

l) Kanunlar ve kararnamelerle bağlanmış vatani hizmet aylıkları (V),

işaretli cetvellerde gösterilmiştir.

Yeni tertip, gider ve gelir kalemleri açılması

MADDE 6. — İlgili mevzuatına göre, yılı içinde hizmetin gerektirdiği hallerde Maliye Bakanlığınca belirlenecek esas ve usûller çerçevesinde merkezi yönetim kapsamındaki kamu idarelerinin ekli (A) işaretli cetvellerinde yeni tertipler, (B) işaretli cetvellerinde yeni gelir kodları ve (F) işaretli cetvellerinde yeni finansman kodları açılabilir.

ÜÇÜNCÜ BÖLÜM

Malî Politikaya İlişkin Hükümler

Gerektiğinde kullanılabilecek ödenekler

MADDE 7. — a) Personel Giderlerini Karşılama Ödeneği:

Genel bütçe kapsamındaki kamu idareleri ile özel bütçeli idarelerin bütçelerine konulan ödeneklerin yetmeyeceği anlaşıldığı takdirde, ilgili mevzuatının gerektirdiği giderler için "Personel Giderleri" ve "Sosyal Güvenlik Kurumlarına Devlet Primi Giderleri" ile ilgili mevcut veya yeniden açılacak tertiplere, Maliye Bakanlığı bütçesinin 12.01.31.00-01.1.2.00-1-09.1 tertibinde yer alan ödenekten aktarma yapmaya,

b) Yedek Ödenek:

Maliye Bakanlığı bütçesinin 12.01.31.00-01.1.2.00-1-09.6 tertibinde yer alan ödenekten, genel bütçe kapsamındaki kamu idareleri ile özel bütçeli idarelerin bütçelerinde mevcut veya yeniden açılacak (01), (02), (03), (05) ve (08) ekonomik sınıflandırma kodlarında yer alan tertipler ile çok acil ve zorunlu hallerde (06) ve (07) ekonomik sınıflandırma kodlarında yer alan tertiplere aktarma yapmaya,

c) Yatırımları Hızlandırma Ödeneği:

Maliye Bakanlığı bütçesinin 12.01.31.00-01.1.2.00-1-09.3 tertibinde yer alan ödenekten, 2006 Yılı Programının Uygulanması, Koordinasyonu ve İzlenmesine Dair Karar hükümlerine uyularak, 2006 Yılı Yatırım Programının uygulama durumuna göre gerektiğinde öncelikli sektörlerde yer alan yatırımların hızlandırılması veya yılı içinde gelişen şartlara göre öncelikli sektör ve alt sektörlerde yer alan ve programa yeni alınması gereken projelere ödenek tahsisi veya ödeneklerinin artırılmasında kullanılmak üzere genel bütçe kapsamındaki kamu idareleri ile özel bütçeli idarelerin projelerine ilişkin mevcut veya yeniden açılacak tertiplere aktarma yapmaya,

d) Doğal Afet Giderlerini Karşılama Ödeneği:

Maliye Bakanlığı bütçesinin 12.01.31.00-01.1.2.00-1-09.5 tertibinde yer alan bu ödeneği, yatırım nitelikli giderler açısından yılı yatırım programı ile ilişkilendirilmek kaydıyla genel bütçe kapsamındaki kamu idareleri ile özel bütçeli idarelerin her türlü doğal afet giderlerini karşılamak amacıyla mevcut veya yeniden açılacak tertiplerine aktarmaya,

e) Belediyelere Yardım Ödeneği:

Maliye Bakanlığı bütçesinin 12.01.31.00-01.1.2.76-1-05.2 tertibinde yer alan bu ödeneği, belediyelere yardım olarak kullanmaya,

Maliye Bakanı yetkilidir.

Özel bütçeli idarelere Hazine yardımı

MADDE 8. — Özel bütçeli idarelere, 5018 sayılı Kanuna ekli (I) sayılı cetvelde yer alan kamu idarelerinin bütçelerinin ilgili tertiplerinden bu idarelerin nakit ihtiyaçları dikkate alınarak yapılacak Hazine yardımı tahakkukları, Hazine yardımı ödeneğinin bulunduğu kamu idarelerinin ödemelerini yapan merkez muhasebe birimlerince ödenir.

Yatırım harcamaları

MADDE 9. — a) 2006 Yılı Yatırım Programına ek yatırım cetvellerinde yer alan projeler dışında herhangi bir projeye harcama yapılamaz. Bu cetvellerde yer alan projeler ile ödeneği toplu olarak verilmiş projeler kapsamındaki yıllara sari işlere (proje kredisi ile sağlanacak olan projelerden kurulu gücü 500 MW üzerinde olan baraj ve hidroelektrik santral projeleri hariç) 2006 yılında başlanabilmesi için proje veya işin 2006 yılı yatırım ödeneği, proje maliyetinin yüzde onundan az olamaz. Bu oranın altında kalan proje ve işler için gerektiğinde projeler 2006 Yılı Programının Uygulanması, Koordinasyonu ve İzlenmesine Dair Karar hükümlerine uyulmak ve öncelikle kurumların yatırım ödenekleri içinde kalmak suretiyle revize edilebilir.

Silahlı Kuvvetler bütçesinin programlarında (03) ekonomik sınıflandırma kodunda yer alan savunma sektörü, altyapı, inşa, iskân ve tesisleriyle NATO altyapı yatırımlarının gerektirdiği inşa ve tesisler ve bunlara ilişkin kamulaştırmalar ile stratejik hedef plânı içinde yer alan alım ve hizmetler Devlet Planlama Teşkilatı Müsteşarlığının vizesine bağlı olmayıp, 2006 Yılı Yatırım Programına ek yatırım cetvellerinde yer almaz.

b) Merkezi yönetim kapsamındaki kamu idarelerinin yatırım programında ödenekleri toplu olarak verilmiş yıllık projelerinden makine-teçhizat, büyük onarım, idame-yenileme, tamamlama ile bilgisayar yazılımı ve donanımı projelerinin detay programları ile alt harcama kalemleri itibarıyla tadat edilen ve edilmeyen toplulaştırılmış projelerinin alt harcama kalemleriyle ilgili işlemlerde 2006 Yılı Programının Uygulanması, Koordinasyonu ve İzlenmesine Dair Karar hükümleri uygulanır.

c) 2006 Yılı Yatırım Programına ek yatırım cetvellerinde yer alan projelerden ilgili Bakanın onayı ile il özel idarelerince valinin yetki ve sorumluluğunda gerçekleştirilmesi uygun görülenlerin bedelleri, münhasıran proje ile ilgili harcamalarda kullanılmak üzere hizmetin ait olduğu il özel idaresine ödenir. Mahalli hizmet niteliği taşıyan işler, bu fıkrada belirtilen esaslar çerçevesinde program ve proje safhasında da valilerin yetki ve sorumluluğuna devredilebilir.

Bu şekilde yürütülecek projelerin etüt, keşif ve kontrollük hizmetlerinin ilgili bakanlık ve genel müdürlüğün il teşkilatlarınca ihale edilmek suretiyle yaptırılması ve bedellerinin ödenmesi, valinin onayı ile il özel idarelerince gerçekleştirilir.

d) 2006 Yılı Yatırım Programına ek yatırım cetvellerinde yıl içinde yapılması zorunlu değişiklikler için 2006 Yılı Programının Uygulanması, Koordinasyonu ve İzlenmesine Dair Kararda yer alan usûllere uyulur.

Resmî taşıtlar, demirbaş eşya ve levazım

MADDE 10. — a) 1. Bu Kanuna bağlı (T) işaretli cetvelde yer alan taşıtlar, ancak çok acil ve zorunlu hallere münhasır olmak kaydıyla ilgili bakanlığın teklifi üzerine Bakanlar Kurulu kararı ile edinilebilir.

2. Vakıf, dernek, sandık, banka, birlik, firma, şahıs ve benzeri kuruluş veya kişilere ait olup 5/1/1961 tarihli ve 237 sayılı Kanun kapsamında bulunan kurumlar ile özel kanunla kurulmuş diğer kamu kurum, kurul, üst kurul ve kuruluşlarınca kullanılan taşıtların giderleri için kurum bütçelerinden hiçbir şekilde ödeme yapılamaz.

3. (2) numaralı bent kapsamındaki kamu kurumlarına ait taşıt sayısını azaltmak ve taşıt bakım-onarımı ile akaryakıt giderlerinde israfa yol açmamak amacıyla gerekli düzenlemeleri yapmaya, önlemleri almaya ve sınırlamalar getirmeye Maliye Bakanının teklifi üzerine Başbakan; kamu görevlilerinden kimlerin resmî taşıtlar yerine ticarî taşıtlardan yararlanacağına ve ticarî taşıtlardan yararlanacaklara yapılacak ödemeler ile bunlara ilişkin esas ve usûlleri belirlemeye Maliye Bakanı yetkilidir.

4. Türk Silahlı Kuvvetleri (Jandarma Genel Komutanlığı ve Sahil Güvenlik Komutanlığı dahil) ile Emniyet Genel Müdürlüğüne kurum, kuruluş, dernek ve vakıflarca hibe edilecek taşıtlar, (T) işaretli cetvelde gösterilmesine gerek bulunmaksızın Bakanlar Kurulu kararı ile edinilebilir.

5. Emniyet Genel Müdürlüğüne ait taşıtlar, 12/4/2001 tarihli ve 4645 sayılı Kanun hükümleri çerçevesinde (T) işaretli cetvelde gösterilmesine gerek bulunmaksızın, cinsi ve adedi İçişleri Bakanının talebi ve Maliye Bakanlığının teklifi üzerine

alınacak Bakanlar Kurulu kararında belirlenmek kaydıyla 4/1/2002 tarihli ve 4734 sayılı Kanuna tâbi olmaksızın mübadele yoluyla yenileri ile değiştirilebilir. Aradaki fiyat farkı, Türk Polis Teşkilatını Güçlendirme Vakfı gelirlerinden karşılanır.

Türk Silahlı Kuvvetlerine (Jandarma Genel Komutanlığı dahil) ait taşıtlar, 30/5/1985 tarihli ve 3212 sayılı Kanun hükümleri çerçevesinde (T) işaretli cetvelde gösterilmesine gerek bulunmaksızın, cinsi ve adedi Millî Savunma Bakanlığının (Jandarma Genel Komutanlığı için ise İçişleri Bakanlığının) talebi ve Maliye Bakanlığının teklifi üzerine alınacak Bakanlar Kurulu kararında belirlenmek kaydıyla 4734 sayılı Kanuna tâbi olmaksızın mübadele yoluyla yenileriyle değiştirilebilir. Aradaki fiyat farkı, kantin gelirlerinden veya bağış yoluyla (Jandarma Genel Komutanlığı için Jandarma Asayiş Vakfı gelirlerinden) karşılanır.

b) Genel yönetim kapsamındaki kamu idareleri, döner sermayeler, fonlar, genel yönetim kapsamında olmamakla birlikte bu idare bütçelerinden yardım alan kamu idareleri ile kamu iktisadi teşebbüsleri, bağlı ortaklıkları ile müessese ve işletmelerindeki ihtiyaç fazlası eşya ve levazımın tespiti ile bunların kuruluşlar arasında bedelsiz olarak devredilmesine veya tasfiye edilmesine ilişkin esas ve usûller Maliye Bakanlığınca düzenlenir. 3212 sayılı Kanun ile 3/7/2003 tarihli ve 4916 sayılı Kanunun 37 nci maddesi hükümleri saklıdır. Diğer kanunların bu fıkraya aykırı hükümleri uygulanmaz.

DÖRDÜNCÜ BÖLÜM

Bütçe Uygulamasına İlişkin Hükümler

Aktarma ve ekleme işlemleri

MADDE 11. — a) 1. Genel bütçe kapsamındaki kamu idareleri ile özel bütçeli idarelerin bütçelerinin "Personel giderleri" ile "Sosyal güvenlik kurumlarına Devlet primi giderleri" tertiplerinde yer alan ödenekleri, Maliye Bakanlığı bütçesinin "Personel Giderlerini Karşılama Ödeneği" tertibine; diğer ekonomik kodlara ilişkin tertiplerde yer alan ödenekleri ise Maliye Bakanlığı bütçesinin "Yedek Ödenek" tertibine aktarmaya,

2. Genel bütçe kapsamındaki kamu idarelerinden, hizmeti yaptıracak olan kamu idaresinin isteği üzerine bütçesinden yıl içinde hizmeti yürütecek olan idarenin bütçesine, fonksiyonel sınıflandırma ayrımına bakılmaksızın ödenek aktarmaya ve bu konuda gerekli işlemleri yapmaya,

3. Millî Savunma Bakanlığı ile Jandarma Genel Komutanlığı ve Sahil Güvenlik Komutanlığı arasında carî yıl içinde yapılan hizmetlerin bedellerini karşılamak amacıyla varılacak mutabakat üzerine, ilgili bütçeler arasında karşılıklı aktarma yapmaya,

4. (3) numaralı bentte belirtilen bütçelerde yer alan Silahlı Kuvvetlerin tek merkezden yönetilmesi gereken ikmal ve tedarik hizmetleri ile bir fonksiyona ait bir hizmetin diğer bir fonksiyon tarafından yürütülmesi halinde ilgili ödeneği, fonksiyonlar arasında karşılıklı olarak aktarmaya,

5. Genel bütçe kapsamındaki kamu idareleri için 2006 Yılı Programının Uygulanması, Koordinasyonu ve İzlenmesine Dair Karara uygun olarak yılı yatırım programında değişiklik yapılması halinde değişiklik konusu projelere ait ödeneklerle ilgili kurumlararası aktarma yapmaya,

6. Kamu idarelerinin yeniden teşkilatlanması sonucu, bütçe kanunlarının uygulanması ve kesinhesapların hazırlanması ile ilgili olarak gerekli görülen her türlü bütçe ve muhasebe işlemleri için gerekli düzenlemeleri yapmaya,

Maliye Bakanı yetkilidir.

b) (Değişik 07/03/2006-5471/2 md.) Genel bütçe kapsamındaki kamu idareleri ile özel bütçeli idareler, aktarma yapılacak tertipteki ödeneğin yüzde yirmisine kadar kendi bütçeleri içinde ödenek aktarması yapabilirler. Bu idarelerin yüzde yirmiyi geçen diğer her türlü kurum içi aktarmalarını yapmaya Maliye Bakanı yetkilidir.

c) Özel bütçeli idareler ile düzenleyici ve denetleyici kurumların (B) işaretli cetvellerinde belirtilen tahmini tutarlar üzerinde gerçekleşen gelirler ile (F) işaretli cetvellerinde belirtilen ödenekleştirilmeyen finansman karşılıklarını ve gerçekleşen finansman fazlalarını, idare ve kurumların bütçelerinin mevcut veya yeniden açılacak tertiplerine ödenek olarak eklemeye Maliye Bakanlığınca belirlenecek esas ve usûller çerçevesinde kamu idareleri yetkilidir.

Sermaye ödenekleri, 2006 Yılı Programının Uygulanması, Koordinasyonu ve İzlenmesine Dair Karar hükümlerine göre yılı yatırım programıyla ilişkilendirilir.

d) Genel bütçe kapsamındaki kamu idareleri arasındaki kaynak transferleri ödenek aktarma suretiyle yapılır. Merkezi yönetim bütçesi kapsamındaki idareler ve kurumlar arasındaki diğer kaynak transferleri tahakkuk işlemleriyle gerçekleştirilir. Bu işlemler karşılığı tahsil edilen tutarlar, bir taraftan (B) işaretli cetvellere gelir, diğer taraftan (A) işaretli cetvellere ödenek olarak kaydedilir.

e) Genel bütçenin (B) işaretli cetvelinde Tasarruf Mevduatı Sigorta Fonu tarafından yönetim ve denetimi devralınan kuruluşların kesinleşmiş vergi, harç, ceza, gecikme zammı ve faizi ile GSM Hazine payı borçlarına karşılık tahsil edilecek gelir tahminini aşan kısmın; 500.000.000 Yeni Türk Lirası Maliye Bakanlığı bütçesinin 12.01.31.00-01.1.2.00-1-09.6 tertibine, 200.000.000 Yeni Türk Lirası Maliye Bakanlığı bütçesinin 12.01.31.00-01.1.2.65-1-09.9 tertibine, 300.000.000 Yeni Türk Lirası Maliye Bakanlığı bütçesinin 12.01.31.00-06.1.0.07-1-07.1 tertibine, 1.100.000.000 Yeni Türk Lirası Maliye Bakanlığı bütçesinin 12.01.31.00-06.1.0.08-1-07.1 tertibine, 100.000.000 Yeni Türk Lirası Hazine Müsteşarlığı bütçesinin 07.82.31.00-04.2.1.05-1-05.2 tertibine ve 300.000.000 Yeni Türk Lirası ise 2006 Yılı Yatırım Programı ile ilişkilendirilmek suretiyle (130.000.000 Yeni Türk Lirasına kadarını Devlet Su İşleri Genel Müdürlüğü yatırımları kapsamında yer alan Yusufeli HES projesine, 170.000.000 Yeni Türk Lirasına kadarını Millî Eğitim Bakanlığı yatırımları kapsamında yer alan Temel Eğitim II. Faz projesine olmak üzere) Devlet Su İşleri Genel Müdürlüğü ve Millî Eğitim Bakanlığı bütçesinin ilgili tertiplerine ödenek eklemeye Maliye Bakanı yetkilidir.

Yusufeli HES ve Temel Eğitim II. Faz projelerine bu kapsamda ayrılacak ödeneklerin zaruri şartlar nedeniyle harcanamayacağı belirlenen tutarlarını Devlet Su İşleri Genel Müdürlüğü ile Millî Eğitim Bakanlığının 2006 Yılı Yatırım Programında devam eden diğer öncelikli projelerde kullanılmak üzere 2006 Yılı Programının Uygulanması, İzlenmesi ve Koordinasyonuna Dair Kararda yer alan limitlere bağlı kalmaksızın revize etmeye Devlet Planlama Teşkilatı Müsteşarlığı yetkilidir.

f) (Ek fıkra 07/03/2006-5471/2 md.) Hazine adına tescilli bulunan ve Karayolları Genel Müdürlüğünün mülkiyetinde iken 5018 sayılı Kamu Malî Yönetimi ve Kontrol Kanununun geçici 12 nci maddesi gereğince Hazine adına tescil edilmesi gereken taşınmazlar ile Devletin hüküm ve tasarrufu altında bulunup da tescil edilmeye elverişli olan taşınmazlardan Bayındırlık ve İskan Bakanlığının talebi, Maliye Bakanının teklifi ve Başbakanın onayı ile tespit edilenlerin satışından elde edilecek gelirleri; genel bütçenin (B) işaretli cetveline gelir, diğer taraftan bölünmüş yol veya Devlet ve il yolları yapım, bakım ve kamulaştırma hizmetlerinde kullanılmak üzere Karayolları Genel Müdürlüğü bütçesine ödenek kaydetmeye Maliye Bakanı yetkilidir. Sermaye ödenekleri, "2006 Yılı Programının Uygulanması, Koordinasyonu ve İzlenmesine Dair Karar" hükümlerine göre yılı yatırım programıyla ilişkilendirilir.

Geçici hizmet karşılığı yapılacak ödemeler

MADDE 12. — 5018 sayılı Kanuna ekli (I) ve (II) sayılı cetvellerde yer alan kamu idareleri;

a) Arızî nitelikteki işleriyle sınırlı kalmak koşuluyla yıl içinde bir ayı aşmayan sürelerle hizmet satın alınacak veya çalıştırılacak kişilere yapılacak ödemeleri,

b) İlgili mevzuatı uyarınca kısmî zamanlı hizmet satın alınan kişilere yapılacak ödemeleri,

c) 5/6/1986 tarihli ve 3308 sayılı Kanunun 25 inci maddesi gereğince aday, çırak ve işletmelerde meslek eğitimi gören öğrencilere yapılacak ödemeleri,

d) 14/7/1965 tarihli ve 657 sayılı Kanunun 4 üncü maddesinin (C) fıkrası gereğince çalıştırılan geçici personele yapılacak ödemeleri,

bütçelerinin (01.4) ekonomik sınıflandırma kodunda yer alan ödenekleri aşmayacak şekilde yaparlar. Söz konusu ekonomik koda, bütçelerin başka tertiplerinden (bu ekonomik koda ilişkin tertiplerin kendi arasındaki aktarmalar hariç) ödenek aktarılamaz ve ödenek üstü harcama yapılamaz. Ancak, özelleştirme uygulamaları nedeniyle iş akitleri feshedilenlerden 657 sayılı Kanunun 4 üncü maddesinin (C) fıkrası hükmü çerçevesinde 5018 sayılı Kanuna ekli (I) ve (II) sayılı cetvellerde yer alan kamu idarelerinde istihdam edilecek personel için gerekli olan tutarları ilgili tertiplere aktarmaya Maliye Bakanı yetkilidir.

Ödenek devir ve iptal işlemleri

MADDE 13. — a) Millî Savunma Bakanlığı, Jandarma Genel Komutanlığı ve Sahil Güvenlik Komutanlığı bütçelerinin (özel ödenekler ve 03.9- Tedavi ve Cenaze Giderleri ekonomik kodunda yer alan tertipler hariç) mal ve hizmet alım giderleri ile ilgili tertiplerinde yer alan ödeneklerden yılı içinde harcanmayan kısımları, hizmetin devamlılığını sağlamak amacıyla ödeneklerinin yüzde otuzunu aşmamak üzere ertesi yıl bütçesine devren ödenek kaydetmeye,

b) Kültür ve Turizm Bakanlığı bütçesinin tanıtmaya ilişkin 21.01.36.00 ve 21.01.36.63 kurumsal kodu altında bulunan (03) ekonomik koduna ilişkin tertiplerinde yer alan ödeneklerden 03.9-Tedavi ve Cenaze Giderleri ekonomik kodunda yer alan tertipler hariç harcanmayan tutarları ertesi yıl bütçesinin aynı tertiplerine devren ödenek kaydetmeye,

c) Türkiye Bilimsel ve Teknik Araştırma Kurumu bütçesinin 40.08.33.00-01.4.1.00-2-07.1 tertibinde yer alan ödenekten harcanmayan kısımları ertesi yıl bütçesinin aynı tertibine devren ödenek kaydetmeye,

d) 1. 22/4/1925 tarihli ve 657 sayılı Kanunun ek 2 nci,

2. 28/12/1960 tarihli ve 189 sayılı Kanunun 3 üncü,

3. 13/10/1983 tarihli ve 2918 sayılı Kanunun 131 inci,

4. 30/5/1985 tarihli ve 3212 sayılı Kanunun 4 üncü,

5. 5/6/1986 tarihli ve 3308 sayılı Kanunun 32 nci,

6. 10/12/2003 tarihli ve 5018 sayılı Kanunun 40 ıncı,

7. 14/7/2004 tarihli ve 5217 sayılı Kanunun 25 ve 26 ncı,

maddelerine dayanılarak tahsil edilen tutarları, kurum bütçelerinde bu Kanunlarda belirtilen amaçlar için tertiplenen ödenekten kullandırmak üzere genel bütçenin (B) işaretli cetveline gelir kaydetmeye ve bütçelenen ödenekten gelir gerçekleşmesine göre ilgili tertiplere aktarma yapmaya, yılı içinde harcanmayan ödenekleri (2005 yılından devredenler de dahil) ertesi yıl bütçesine devren gelir ve ödenek kaydetmeye, bu hükümler çerçevesinde yapılacak işlemlere ilişkin esas ve usûlleri belirlemeye,

Maliye Bakanı yetkilidir.

Sermaye ödenekleri, 2006 Yılı Programının Uygulanması, Koordinasyonu ve İzlenmesine Dair Karar hükümlerine göre yılı yatırım programıyla ilişkilendirilir.

Yukarıda sayılan kanunların bu fıkraya aykırı hükümleri uygulanmaz.

Mahalli idarelere yapılacak Hazine yardımları

MADDE 14. — Maliye Bakanlığı bütçesinin;

a) 12.01.31.00-06.1.0.07-1-05.2 tertibinde yer alan ödenek, 13/1/2005 tarihli ve 5286 sayılı Kanunun geçici 7 nci maddesi çerçevesinde, il özel idareleri ve büyükşehir belediyelerinin gelirlerine ilişkin yeni bir kanuni düzenleme yapılıncaya kadar bu idarelere devredilen personelin aylık ve diğer her türlü malî ve sosyal haklarına ilişkin ödemeler ile diğer carî giderleri için il özel idarelerine veya büyükşehir belediyelerine,

b) 12.01.31.00-06.1.0.07-1-07.1 tertibinde yer alan ödenek, 5286 sayılı Kanun çerçevesinde, mülga Köy Hizmetleri Genel Müdürlüğünce il özel idarelerine ve büyükşehir belediyelerine devredilen projelerden devam edenlere ilişkin ödemeler ile diğer yatırım giderleri için il özel idarelerine veya büyükşehir belediyelerine,

c) 12.01.31.00-06.1.0.08-1-07.1 tertibinde yer alan ödenek, Köylerin Altyapısının Desteklenmesi Projesi (KÖYDES) kapsamında il özel idareleri ve/veya köylere hizmet götürme birliklerine,

tahakkuk ettirilmek suretiyle kullandırılır.

Bu maddenin (b) ve (c) bentlerinde yer alan ödeneklerin, 2006 Yılı Yatırım Programında alt hizmet programları itibarıyla belirlenmesini müteakip il bazında dağılımı, kullandırılması, izlenmesi ve denetimine ilişkin esas ve usûller, Yüksek Planlama Kurulu tarafından karara bağlanır.

TÜBİTAK ve yükseköğretim kurumları ile ilgili işlemler

MADDE 15. — a) Yükseköğretim Kurulu Başkanlığı bütçesinin 38.01.02.00-09.9.9.00-2-05.3 (Öğretim Üyesi Yetiştirme Projesi) tertibinde yer alan ödenek, bu proje kapsamında lisans-üstü eğitim veren yükseköğretim kurumlarına, mal ve hizmet alımlarında kullanılmak üzere, görevlendirilen öğrencilerin sayıları ve öğrenim alanları dikkate alınarak tahakkuk ettirilmek suretiyle ödenir. Ödenen bu tutar karşılığını bir yandan ilgili yükseköğretim kurumunun (B) işaretli cetveline öz gelir, diğer yandan (A) işaretli cetveline ödenek kaydetmeye ilgili yükseköğretim kurumu yetkilidir.

b) 4/11/1981 tarihli ve 2547 sayılı Kanunun 46, 58, ek 25, ek 26 ve ek 27 nci maddeleri ile 19/11/1992 tarihli ve 3843 sayılı Kanunun 7 nci maddesi uyarınca tahsil edilen tutarlar ve diğer gelirler, ilgili yükseköğretim kurumu bütçesine öz gelir olarak kaydedilir. Kaydedilen bu tutarlar karşılığı olarak ilgili yükseköğretim kurumu bütçesine konulan ödenekler, gelir gerçekleşmelerine göre kullandırılır. (B) işaretli cetvelde gelir kodları itibarıyla tahmin edilen gelirleri aşan öz gelir tahsilatları karşılığı kadar (A) işaretli cetveline ödenek eklemeye Maliye Bakanlığınca belirlenecek esas ve usûller çerçevesinde yükseköğretim kurumları yetkilidir.

Yükseköğretim kurumu bütçelerinde öz gelir karşılığı olarak ilgili yükseköğretim kurumu bütçesinin (A) işaretli cetvelinde fonksiyonel sınıflandırmanın dördüncü düzeyinde tertiplenen ödenekler arasında aktarma yapılamaz.

Yıl içinde eklenen sermaye ödenekleri, 2006 Yılı Programının Uygulanması, Koordinasyonu ve İzlenmesine Dair Karar hükümlerine göre yılı yatırım programıyla ilişkilendirilir.

TÜBİTAK ve yükseköğretim kurumlarının bütçe ödeneklerinin kullanılması ve tertipler arasında aktarma yapılması konusunda esas ve usûller belirlemeye Maliye Bakanı yetkilidir.

Fonlara ilişkin işlemler

MADDE 16. — a) Çeşitli mevzuatla kurulmuş fonların her türlü geliri T.C. Merkez Bankası nezdinde Hazine Müsteşarlığı adına açılan müşterek fon hesabına yatırılır. Bu hesaba yatırılan gelirlerden ilgili mevzuatında öngörülen fonlararası pay ve kesintiler T.C. Merkez Bankası tarafından yapılır.

Destekleme ve Fiyat İstikrar Fonunun gelirleri, yapılan kesintilerden sonra kalan tutarlar üzerinden genel bütçenin (B) işaretli cetveline gelir yazılır. Bu Fon, hizmetlerini bütçenin (A) işaretli cetveline konulan ödeneklerle yerine getirir. Ancak, bu Fon gelirlerinden kredi ana para geri dönüşleri, kredi faizleri, borçlanma ve satış hasılatı, genel bütçenin (B) işaretli cetveline gelir kaydedilmeksizin doğrudan müşterek fon hesabından ilgili Fonun gider hesabına aktarılır.

Kapsam dışında bırakılan fonların gelirleri ve harcamaları bütçe ile ilişkilendirilmez. Ancak, bunların müşterek fon hesabında toplanan gelirlerinden Maliye Bakanı ve Hazine Müsteşarlığının bağlı olduğu Bakanın birlikte teklifi üzerine Başbakanın onayı ile belirlenecek oran ve tutarlarda kesinti yapılarak genel bütçeye gelir kaydedilebilir.

Fonlar, hizmet ve harcamalarını kendi mevzuatlarında yer alan esas ve usûllere göre yürütürler.

Fon gelirlerinin tahsili, takibi, gelir kaydı, muhasebeleştirilmesi ve denetimine ilişkin süre, esas ve usûller Maliye Bakanlığı ile Hazine Müsteşarlığınca müştereken tespit edilir.

Kanun ve kanun hükmünde kararname ile kurulanlar hariç olmak üzere, hizmet alanı kalmayan fonlar Maliye Bakanı ve Hazine Müsteşarlığının bağlı olduğu Bakanın müşterek teklifi ve Başbakanın onayı ile tasfiye edilebilir. Bunların tasfiyesine ilişkin her türlü düzenlemeleri yapmaya Maliye Bakanı ile Hazine Müsteşarlığının bağlı olduğu Bakan yetkilidir.

Maliye Bakanı ile Hazine Müsteşarlığının bağlı olduğu Bakanın müşterek teklifi ve Başbakanın onayı ile fonların gider hesapları üzerinden aktarma yapılabilir. Aktarılan tutar, kendisine aktarma yapılan fonun gelir hesabı üzerinden müşterek fon hesabına, buradan da tamamı gider hesabına aktarılır.

Bütçe kapsamı dışındaki fonlardan kendi mevzuatlarına göre yapılan kesinti ile fonlararası aktarmalardan sonra kalan tutar, T.C. Merkez Bankası tarafından ilgili fonun gider hesabına aktarılır.

1995 Malî Yılı Bütçe Kanununun 45 inci ve 1996 Malî Yılı Bütçe Kanununun 43 üncü maddesi uyarınca, Destekleme ve Fiyat İstikrarı Fonundan (DFİF) yapılan ödemelerle ilgili olarak, anılan Fona ikrazen verilen özel tertip Devlet tahvili ile ilgili açık bulunan hesabın kapatılmasına Hazine Müsteşarlığının bağlı olduğu Bakan, bu işlemleri anılan Müsteşarlığın teklifi üzerine gelir ve gider hesapları ile ilişkilendirmeksizin mahiyetlerine göre ilgili Devlet hesaplarına kaydetmeye Maliye Bakanı yetkilidir.

b) 1. Türk Silahlı Kuvvetlerine stratejik hedef plânı uyarınca temini gerekli modern silah, araç ve gereçler ile gerçekleştirilecek savunma ve NATO altyapı yatırımları için yıl içinde yapılacak harcamalar; 7/11/1985 tarihli ve 3238 sayılı Kanunla kurulan Savunma Sanayii Destekleme Fonunun kaynakları, bu amaçla bütçeye konulan ödenekler ve diğer aynî ve nakdî imkânlar birlikte değerlendirilmek suretiyle Savunma Sanayii İcra Komitesince tespit edilecek esaslar çerçevesinde karşılanır.

2. Millî Savunma Bakanlığı, Jandarma Genel Komutanlığı ve Sahil Güvenlik Komutanlığına bütçe ile tahsis edilen mevcut ödeneklerden bu fıkranın (1) numaralı bendi gereğince tespit edilecek tutarları; Emniyet Genel Müdürlüğüne bütçe ile tahsis edilen mevcut ödeneklerden helikopter ve uçak alımına ilişkin tutarları; Gümrük Müsteşarlığına (Gümrükler Muhafaza Genel Müdürlüğü) bütçe ile tahsis edilen mevcut ödeneklerden motorbot alımına yönelik tutarları; Hudut ve Sahiller Sağlık Genel Müdürlüğüne bütçe ile tahsis edilen mevcut ödenekler ile bu Genel Müdürlük bütçesine kaydedilen ödeneklerden motorbot alımına yönelik tutarları Savunma Sanayii Destekleme Fonuna ödemeye Millî Savunma, İçişleri ve Sağlık bakanları ile Gümrük Müsteşarlığının bağlı olduğu Bakan yetkilidir.

3. Savunma Sanayii Destekleme Fonundan Hazineye yatırılacak paraları bir yandan genel bütçeye gelir, diğer yandan Millî Savunma Bakanlığı bütçesinin ilgili tertiplerine ödenek kaydetmeye ve geçen yıllar ödenek bakiyelerini devretmeye Maliye Bakanı yetkilidir.

Yabancı ülkelere yapılacak hizmet karşılıkları

MADDE 17. — Maliye Bakanı;

a) Millî Savunma Bakanlığı, Jandarma Genel Komutanlığı ve Sahil Güvenlik Komutanlığınca yabancı ülkelere ve uluslararası kuruluşlara kiraya verilen veya bir hizmetin yerine getirilmesinde kullanılan kara, deniz ve hava taşıtlarından alınan kira veya ücret tutarlarını,

b) Türk Silahlı Kuvvetlerinin öğrenim ve eğitim müesseselerinde okutulan ve eğitim gören yabancı uyruklu subay, astsubay veya erlere yapılan giderler karşılığında ilgili devletlerce ödenen tutarları,

c) NATO makamlarınca yapılan anlaşma gereğince yedek havaalanlarının bakım ve onarımları için ödenecek tutarları,

aynı amaçla kullanılmak üzere bir yandan genel bütçeye gelir, diğer yandan yukarıda yazılı kuruluş bütçelerinde açılacak özel tertiplere ödenek kaydetmeye ve bu suretle ödenek kaydedilen tutarlardan yılı içinde harcanmayan kısımları ertesi yıla devretmeye yetkilidir.

Bağış, hibe ve yardımlara ilişkin işlemler

MADDE 18. — a) Yurt içi ve yurt dışı kaynaklardan hibe olarak yıl içinde elde edilecek imkânların Yeni Türk Lirası karşılıklarını Hazine Müsteşarlığının teklifi üzerine gereğine göre bütçeye gelir veya gelir-ödenek-gider kaydetmeye,

b) Dış kaynaklardan veya uluslararası antlaşmalarla bağış ve kredi yoluyla gelecek her çeşit malzemenin navlun ve dışalımla ilgili vergi ve resimlerinin ödenmesi amacı ile bunların karşılığını, ilgili bütçelerinde mevcut veya yeniden açılacak tertiplere ödenek kaydetmeye ve gereken işlemleri yapmaya,

c) 2006 yılı içinde Millî Savunma Bakanlığı, Jandarma Genel Komutanlığı ve Sahil Güvenlik Komutanlığı ihtiyaçları için yabancı devletlerden askeri yardım yoluyla veya diğer yollardan fiilen sağlanacak malzeme ve eşya bedellerini, bağlı (B) işaretli cetvelde açılacak tertiplere gelir ve karşılıklarını da bu bütçelerde açılacak özel tertiplere ödenek ve gider kaydetmeye,

Maliye Bakanı yetkilidir.

d) Türkiye-Avrupa Birliği malî işbirliği kapsamında sağlanacak malî imkânların karşılığı olarak ilgili idare bütçelerinde (05), (06) ve (07) ekonomik sınıflandırma kodlarında yer alan tutarların Ulusal Fona ödenmesine ilgili bakanlar yetkilidir. Bu ödenekler başka bir hizmet veya faaliyete tahsis edilemez. Ulusal Fona ödeme işlemi Hazine Müsteşarlığının bağlı olduğu Bakanın talebi üzerine ve projelerin finansman plânlamasına uygun olarak en geç otuz gün içinde gerçekleştirilir. Malî işbirliği kapsamındaki projelerin yürütülmesi esnasında kur farkları ve benzeri türden doğabilecek ilave ödenek ihtiyacı, Maliye Bakanlığı bütçesinde yer alan 12.01.31.00-01.1.2.00-1-09.6 tertibinden aktarma yapılmak suretiyle karşılanabilir. Ulusal Fona ödenen bu tutarlar, 30/1/2003 tarihli ve 4802 sayılı Kanun kapsamında onaylanan Mutabakat Zabıtlarında yer alan hükümler çerçevesinde kullanılır.

Muhtelif gelirlere ilişkin hususlar

MADDE 19. — a) Devlet Meteoroloji İşleri Genel Müdürlüğünün yabancı ülkelere verdiği meteorolojik ürünlerin bedelleri ile yabancı ülke meteorolojik ürünlerinin diğer yabancı ülkelere veya yurt içindeki kişi ve kurumlara, yabancı ülkelerin de anılan Genel Müdürlüğün meteorolojik ürünlerini diğer ülke ve kişilere satışından yıl içinde elde edilecek döviz cinsinden tutarlar, T.C. Merkez Bankası nezdinde açılacak özel hesaba yatırılır. Bu tutarlardan ilgili anlaşmalar gereğince yurt dışı kuruluşlara ödenmesi gereken tutarlar, bu özel hesaptan Devlet Meteoroloji İşleri Genel Müdürlüğünün talimatıyla T.C. Merkez Bankasınca transfer edilir. Geri kalan tutarlar, ilgili Genel Müdürlüğün talimatıyla T.C. Merkez Bankasınca döviz alış kuru üzerinden Yeni Türk Lirasına çevrilerek Genel Müdürlüğün ödemelerini yapan Merkez Saymanlık hesabına aktarılır. Saymanlık hesabına aktarılan bu tutarlar, genel bütçeye gelir kaydedilir.

b) 5018 sayılı Kanunla genel bütçe kapsamına alınan ve 2006 yılından önce katma bütçeli olan idarelerin ilgili mevzuatında belirtilen kurum gelirleri, genel bütçe geliri olarak tahsil edilir.

c) 4/12/1984 tarihli ve 3096 sayılı Kanun kapsamındaki tabii kaynakların ve tesislerin işletme haklarının devrinden elde edilen gelirlerin tamamı genel bütçeye gelir kaydedilir.

İKİNCİ KISIM

Devlet Borçları ve Kamu İktisadi Teşebbüslerine İlişkin Hükümler

Hazine garanti limiti ve borçlanmaya ilişkin işlemler

MADDE 20. — a) 2006 yılı içinde, 28/3/2002 tarihli ve 4749 sayılı Kanuna göre sağlanacak;

1. Garantili imkân limiti 3 milyar ABD Dolarını,

2. Hazine Müsteşarlığınca belirlenecek koşullar çerçevesinde ve elde edilecek kaynaklar Hazineye aktarılacak şekilde kamu kurum ve kuruluşlarınca ihraç edilecek sertifika, senet ve benzeri finansman enstrümanlarına sağlanacak garanti tutarı 2 milyar ABD Dolarını (Bu tutarı bir katına kadar artırmaya Bakanlar Kurulu yetkilidir.),

aşamaz.

b) Bu Kanunun 1 inci maddesi ile belirlenen başlangıç ödeneklerinin yüzde birine kadar ikrazen Özel Tertip Devlet İç Borçlanma Senedi ihraç edilebilir.

Görev zararları

MADDE 21. — Kamu iktisadi teşebbüslerinin, 8/6/1984 tarihli ve 233 sayılı Kanun Hükmünde Kararnamenin 35 inci maddesi uyarınca doğmuş ve doğacak görev zararı alacakları ile 12/12/2001 tarihli ve 2001/3372 sayılı Bakanlar Kurulu Kararı ile önceki yıllar kararları kapsamında üretilen şekerin, Türkiye Şeker Fabrikaları A.Ş.'nin özelleştirme programına alındığı tarih itibarıyla sözleşmesi ve bağlantısı yapılmış olan dahilde işleme rejimi kapsamındaki satışlarıyla ihracatından doğan ve/veya doğacak görev zararları ile Toprak Mahsulleri Ofisi Genel Müdürlüğünün (TMO) ilgili mevzuatında belirtilen esas ve usûllere göre doğmuş ve doğacak görev zararı alacakları, avans olarak (TMO'nun 2004-2005 kampanya döneminde dahilde işleme rejimi kapsamında doğan ve/veya doğacak görev zararları hariç) Hazine Müsteşarlığı bütçesinde bu amaçla öngörülen ödeneklerden karşılanır.

Türk Eximbank A.Ş.'nin politik risk kapsamında yapacağı tahsilatlardan Hazinenin Bankaya olan politik risk yükümlülüğünü aşan kısmı ile Bankanın 2005 yılı faaliyet kârından Hazineye terettüp eden temettü tutarları, Bankanın ödenmemiş sermayesine mahsup edilebilir. Söz konusu mahsup işlemine Hazine Müsteşarlığının bağlı olduğu Bakan; mahsup işlemlerini Hazine Müsteşarlığının teklifi üzerine, bütçenin gelir ve gider hesaplarıyla ilişkilendirilmeksizin mahiyetine göre ilgili Devlet hesaplarına kaydetmeye Maliye Bakanlığı yetkilidir.

ÜÇÜNCÜ KISIM

Kamu Personeline İlişkin Hükümler

Katsayılar, yurt dışı aylıkları, ücret ve sözleşme ücreti

MADDE 22. — a) 14/7/1965 tarihli ve 657 sayılı Kanunun 154 üncü maddesi uyarınca, 1/1/2006-30/6/2006 döneminde aylık gösterge tablosunda yer alan rakamlar ile ek gösterge rakamlarının aylık tutarlara çevrilmesinde uygulanacak aylık katsayısı (0,04265), memuriyet taban aylığı göstergesine uygulanacak taban aylığı katsayısı (0,53377), yan ödeme katsayısı (0,01353) olarak; 1/7/2006-31/12/2006 döneminde ise aylık katsayısı (0,04373), taban aylığı katsayısı (0,54711), yan ödeme katsayısı (0,01387) olarak uygulanır.

b) 22/1/1990 tarihli ve 399 sayılı Kanun Hükmünde Kararnamenin 3 üncü maddesinin (c) bendi uyarınca çalıştırılan sözleşmeli personelin ücret tavanı; 1/1/2006-30/6/2006 döneminde 2.180 Yeni Türk Lirası, 1/7/2006-31/12/2006 döneminde ise 2.275 Yeni Türk Lirası olarak uygulanır.

c) İdarelerin yurt dışı kuruluşlarına dahil kadrolarında görev yapan Devlet memurlarının yurt dışı aylıkları, yeni kurlar ve yeni emsaller tespit edilinceye kadar, 2/4/2004 tarihli ve 2004/7356 sayılı Bakanlar Kurulu Kararı ile ek ve değişikliklerinde yer alan hükümlere göre ödenir.

Kadroların kullanımına ilişkin hususlar

MADDE 23. — a) Genel bütçe kapsamındaki kamu idareleri ile 5018 sayılı Kanuna ekli (II) sayılı cetvelde yer alan idarelerin, açıktan atama izni aranmaksızın boş kadrolarına (işçi kadroları hariç) yapacakları açıktan atama sayıları ile genel yönetim kapsamındaki kamu idarelerinden bu kadrolara yapacakları nakil sayıları toplamı, bu idarelerin 2005 yılında emeklilik, ölüm, istifa ve nakil sonucu ayrılan personel sayısının yüzde seksenini aşamaz. Araştırma görevlisi kadrolarına yapılacak atama sayısı ise 2005 yılında ayrılan (TUS ve DUS eğitiminden ayrılanlar hariç) araştırma görevlilerinin yüzde 100'ünü aşamaz. Bu sınırlar içinde personel ihtiyacını karşılayamayacak idareler için ilave 21.000 adet açıktan atama izni verilebilir. Kanun, uluslararası anlaşma, Bakanlar Kurulu kararı veya yılı programıyla kurulması veya genişletilmesi öngörülen birimler ile hizmetin gerektirdiği zorunlu haller için ilave personel ihtiyacı duyan kamu idareleri, taleplerini gerekçeleri ile birlikte Şubat ayı sonuna kadar Maliye Bakanlığına bildirirler. Söz konusu ilave sayının kurum ve kuruluşlar itibarıyla dağılımı, gerekli görülmesi halinde bu toplam sayının bir kısmının rezerv tutulması ve kullanımı ile diğer hususlar Devlet Personel Başkanlığının bağlı olduğu Bakan ile Maliye Bakanının müşterek önerisi üzerine Başbakan tarafından belirlenir.

Hâkimlik ve savcılık meslekleri ile bu meslekten sayılan görevlere, Tıpta Uzmanlık Tüzüğü uyarınca araştırma görevlisi veya asistan kadrolarına, yükseköğretim kurumları öğretim üyeliklerine, 3713 sayılı Terörle Mücadele Kanununun ek 1 inci maddesi ve 24/5/1983 tarihli ve 2828 sayılı Kanunun ek 1 inci maddesi uyarınca yapılacak atamalar, 27/7/1967 tarihli ve 926 sayılı Kanun kapsamında veya diğer ilgili mevzuata göre yapılacak askeri personel atamaları, emniyet hizmetleri sınıfında bulunan kadrolara yapılacak atamalar, 24/11/1994 tarihli ve 4046 sayılı Kanunun 22 nci maddesi ile 4/2/1924 tarihli ve 406 sayılı Kanunun ek 29 uncu maddesi uyarınca yapılacak personel nakilleri yukarıda yer alan sınırlamalara tâbi değildir.

Ancak, birinci fıkra kapsamında 657 sayılı Kanunun 59 ve 92 nci maddeleri uyarınca yapılacak açıktan atamalar için Devlet Personel Başkanlığından izin alınması zorunludur.

5018 sayılı Kanuna ekli (IV) sayılı cetvelde yer alan kurumların ve (II) sayılı cetvelde yer almayan özel bütçeli idarelerin, döner sermayelerin, kefalet sandıklarının serbest memur kadrolarına yapacakları açıktan atama sayıları ile aşağıdaki paragraf kapsamı dışındaki kamu idare ve kurumlarından yapacakları memur nakil (4046 sayılı Kanunun 22 nci maddesi ile 406 sayılı Kanunun ek 29 uncu maddesi uyarınca yapılacak personel nakilleri hariç) sayıları toplamı ile bunların kullanımı ve diğer hususları belirlemeye Maliye Bakanlığı yetkilidir.

Genel bütçe kapsamındaki kamu idareleri ile özel bütçeli idarelere, 5018 sayılı Kanuna ekli (IV) sayılı cetvelde yer alan kurumlara, döner sermayelere ve kefalet sandıklarına tahsis edilmiş bulunan sürekli işçi kadrolarından boş olanların açıktan atama amacıyla kullanılması, Devlet Personel Başkanlığı ile Maliye Bakanlığının iznine tâbidir. Açıktan atama izni, personel ödeneğinin yeterli olması şartıyla verilebilir.

Genel yönetim kapsamındaki kamu idareleri, yapacakları açıktan veya naklen atamalarda ilgili mevzuat hükümlerine uymanın yanında, mevcut personelinin rasyonel dağılımı yoluyla daha verimli şekilde kullanımını sağlamak ve azami tasarruf anlayışı ile hareket etmek zorundadırlar. Öğretim üyeleri dışındaki öğretim elemanları, Kamu Personeli Seçme Sınavı sonuçlarına göre yapılacak atamalar hariç, göreve başladıkları yükseköğretim kurumunda en az üç yıl çalışmadıkça 657 sayılı Kanuna tâbi kadrolara naklen atanamazlar.

Genel bütçe kapsamındaki kamu idareleri ile özel bütçeli idareler, 5018 sayılı Kanuna ekli (III) ve (IV) sayılı cetvellerde yer alan kamu idareleri, döner sermayeler ve kefalet sandıkları, yıl içinde gerçekleştirdikleri açıktan ve naklen atamalara ilişkin bilgileri, emeklilik, istifa ve ölüm gibi nedenlerle serbest kadrolarında/pozisyonlarında meydana gelen değişiklikleri ve kadrolarının/pozisyonlarının dolu ve boş durumunu gösterir cetvelleri Mart, Haziran, Eylül ve Aralık aylarının son günü itibarıyla doldurarak ilgili ayları izleyen ayın yirmisine kadar Maliye Bakanlığı ile Devlet Personel Başkanlığına gönderirler.

b) Genel bütçe kapsamındaki kamu idareleri ile özel bütçeli idareler, 5018 sayılı Kanuna ekli (IV) sayılı cetvelde yer alan kamu idareleri ve döner sermayelerin boş sürekli işçi kadrolarından Maliye Bakanlığı ve Devlet Personel Başkanlığınca uygun görülenler Başbakanın onayı ile iptal edilir.

c) İçişleri Bakanlığı ile Devlet Personel Başkanlığı tarafından müştereken belirlenen norm kadro ilke ve standartlarına uygun olarak norm kadro çalışmalarını sonuçlandırmış il özel idareleri ve bunların kurdukları müessese ve işletmeler ile norm kadro çalışmalarını sonuçlandırmış ve 1/1/2006 tarihi itibarıyla 3/7/2005 tarihli ve 5393 sayılı Kanunun 49 uncu maddesinde belirtilen oranları aşmamış olan belediyeler ve mahalli idare birlikleri ile bunların kurdukları müessese ve işletmeler, norm kadroya uygun boş memur ve sürekli işçi kadrolarına açıktan atama izni aranmaksızın atama yapabilirler.

Norm kadro çalışmalarını sonuçlandırmış olmakla birlikte 1/1/2006 tarihi itibarıyla 5393 sayılı Kanunun 49 uncu maddesinde belirtilen oranları aşmış olan belediyeler ve mahalli idare birlikleri ile bunların kurdukları müessese ve işletmelerin boş memur ve sürekli işçi kadrolarına yapılacak atamalar hakkında anılan Kanunun geçici 1 inci maddesi hükümleri uygulanır.

Norm kadro çalışmalarını sonuçlandırmamış il özel idareleri, belediyeler ve mahalli idare birlikleri ile bunların kurdukları müessese ve işletmelerin, kendilerine tahsis edilmiş bulunan serbest memur kadroları ile sürekli işçi kadrolarından 31/12/2005 tarihi itibarıyla boş olanlar ile bu tarihten sonra boşalacak olanları açıktan atama amacıyla kullanabilmeleri İçişleri Bakanlığının iznine tâbidir. Belediyeler ve mahalli idare birlikleri ile bunların kurdukları müessese ve işletmeler adına bu fıkra gereğince İçişleri Bakanlığı tarafından verilecek izinlerde, 5393 sayılı Kanunun 49 uncu maddesinin sekizinci fıkrasında belirtilen oranların aşılmaması, bu oranların önceden aşılmış olması halinde ise anılan Kanunun geçici 1 inci maddesi hükümlerine uyulması zorunludur.

Sözleşmeli personele ilişkin esaslar

MADDE 24. — 5018 sayılı Kanuna ekli (I), (II) ve (IV) sayılı cetvellerde yer alan kamu idareleri, döner sermayeler, belediyeler, il özel idareleri ve mahalli idare birlikleri ile bunların müessese ve işletmelerinde (Türk Ticaret Kanunu hükümlerine göre kurulmuş olanlar hariç) ve 233 sayılı Kanun Hükmünde Kararname kapsamı dışında kalan kuruluşlarda, sözleşmeyle çalıştırılacak personel hakkında 6/6/1978 tarihli ve 7/15754 sayılı Bakanlar Kurulu Kararı ile ek ve değişikliklerinin uygulanmasına devam olunur.

Birinci fıkrada sayılan idareler ile kurum ve kuruluşlar için 2005 yılında vize edilmiş pozisyonlar ile tip sözleşme örnekleri, yeni bir vize yapılmasına gerek kalmaksızın 2006 yılında kullanılmaya devam olunur. Bu pozisyonlarda 2005 yılında istihdam edilen personelden, ilgili idare veya kurum tarafından 2006 yılında görevlerine devam etmeleri uygun görülenlerle 2005 yılına ilişkin sözleşme ücretlerine 2006 yılında yapılacak artışlar da dikkate alınmak suretiyle yeni sözleşme yapılabilir.

Ancak, 2005 yılında vize edilen pozisyonlara ilave olarak aşağıdaki fıkrada belirtilen durumlar için yıl içinde ihtiyaç duyulacak pozisyonlar ile 2005 yılında vize edilmiş pozisyonlarda birim, nitelik, unvan, mevzuat uyarınca yapılması gerekenler hariç ücret değişiklikleri ve tip sözleşme değişiklikleri Maliye Bakanlığına vize ettirilir. Ayrıca isim bazında vizesi yapılan pozisyonlarda meydana gelecek değişiklikler de Maliye Bakanlığının vizesine tâbidir. İlgili mevzuat hükümlerine dayanarak istihdam edilecek yeni sözleşmeli personelin belirlenmesine yönelik herhangi bir işlem yapılmadan önce Maliye Bakanlığından izin alınması şarttır.

İlgili mevzuatı uyarınca kadro karşılıksız veya 657 sayılı Kanunun 4 üncü maddesinin (B) fıkrası ile ek geçici 16 ncı maddesi çerçevesinde kanun, uluslararası anlaşma, Bakanlar Kurulu kararı veya yılı programıyla kurulması veya genişletilmesi öngörülen birimler ile hizmetin gerektirdiği zorunlu haller için ve yılı ödeneğini aşmamak kaydıyla yapılacak yeni vizeler dışında, 2005 yılında vize edilmiş olan sözleşmeli personel pozisyon sayıları hiçbir şekilde aşılamaz.

5393 sayılı Kanunun 49 uncu maddesi çerçevesinde sözleşmeli personel çalıştırılması konusunda yukarıdaki ikinci, üçüncü ve dördüncü fıkra hükümleri uygulanmaz. Belediyeler, il özel idareleri ve mahalli idare birlikleri ile bunların müessese ve işletmelerinde, anılan Kanunun 49 uncu maddesi çerçevesinde sözleşmeli personel istihdamı mümkün olan hizmetlerde (anılan maddenin dördüncü fıkrasında sayılan unvanların dışında olmak ve o hizmet için ihdas edilmiş kadro bulunmamak kaydıyla kısmî süreli olarak çalıştırılacak sözleşmeli personel hariç) 657 sayılı Kanunun 4 üncü maddesinin (B) fıkrasına göre ayrıca sözleşmeli personel istihdam edilemez. Anılan madde çerçevesinde sözleşmeli personel çalıştıran belediyeler, il özel idareleri ve mahalli idare birlikleri ile bunların müessese ve işletmeleri, sözleşme yeniledikleri veya ilk defa istihdam etmeye başladıkları sözleşmeli personel ile imzaladıkları hizmet sözleşmelerinin birer örneğini ve kadrolarının sözleşmenin yapıldığı tarihteki dolu-boş durumunu gösteren cetveller ile hizmet sözleşmesinde belirtilen ücretin tespitine ilişkin yetkili organ kararının birer örneğini 30 gün içinde Maliye Bakanlığı ile İçişleri Bakanlığına göndermek zorundadırlar.

İşçilik ödenekleri ve geçici iş pozisyonlarına ilişkin esaslar

MADDE 25. — a) 5018 sayılı Kanuna ekli (I) ve (II) sayılı cetvellerde yer alan kamu idareleri, sürekli işçileri ile otuz iş gününden fazla süreyle çalıştıracakları geçici işçileri, bütçelerinin (01.3) ile (02.3) ekonomik kodlarında yer alan ödenekleri aşmayacak sayı ve/veya süreyle istihdam edebilirler.

Toplu iş sözleşmelerinden doğacak yükümlülükler, ihbar ve kıdem tazminatı ödemeleri, asgari ücret ve sigorta prim artışı nedeniyle meydana gelecek ödenek noksanlıkları Maliye Bakanlığı bütçesinin "Personel Giderlerini Karşılama Ödeneği" ile "Yedek Ödenek" tertiplerinde yer alan ödeneklerden aktarma yapılmak suretiyle karşılanabilir. Yukarıda belirtilen ekonomik kodlara bu durumlar dışında (söz konusu ekonomik kodlar arasındaki aktarmalar ile bu kodlar için birimler arası aktarmalar hariç) hiçbir şekilde ödenek aktarması yapılamayacağı gibi bütçenin başka tertiplerinden işçi ücreti ve fazla süreli çalışma ve/veya fazla çalışma ücreti de ödenemez. Bu paragraftaki kısıtlamalar, kendi bütçe tertiplerinden aktarma yapılması koşuluyla TÜBİTAK için uygulanmaz.

Kamu idarelerinin birim amirleri, fazla çalışma için öngörülen ödeneğe göre iş programlarını yapmak, bu ödeneği aşacak şekilde fazla süreli çalışma ve/veya fazla çalışma yaptırmamak ve ertesi yıla fazla süreli çalışma ve/veya fazla çalışmadan dolayı borç bıraktırmamakla yükümlüdürler. Deprem, yangın, su baskını, yer kayması, kaya düşmesi, çığ ve benzeri afetler nedeniyle yürürlüğe konulacak Bakanlar Kurulu kararları uyarınca yaptırılacak fazla çalışmalar ile fazla çalışma ücret ödemelerine ilişkin ilama bağlı borçlar için yapılacak aktarmalar hariç fazla süreli çalışma ve/veya fazla çalışma ücret ödemeleri için hiçbir şekilde ödenek aktarması yapılamaz.

Kamu idareleri, bütçelerinin geçici işçiler için öngörülen ödenekleri ile sınırlı olmak üzere yıl içinde aylar itibarıyla çalıştıracakları geçici işçi pozisyon sayıları ile bunların çalıştırılacakları birimlere göre dağılımını (merkez teşkilatında birimler, taşra teşkilatında ise bölge ve il müdürlüğü olarak) gösteren cetvelleri, yapılan hesaplamalarla birlikte, vize edilmek üzere Ocak ayı sonuna kadar Maliye Bakanlığına göndermek zorundadırlar.

Yukarıdaki hükümlere aykırı uygulamalardan ve ödenek üstü harcamadan gerçekleştirme görevlileri ile harcama yetkilileri sorumludur.

b) Döner sermayeler, 5018 sayılı Kanuna ekli (IV) sayılı cetvelde yer alan kamu idareleri ile 233 sayılı Kanun Hükmünde Kararname ve mahalli idareler kapsamına girmeyen kuruluşlar, 1/1/2006 tarihinden itibaren otuz iş gününden fazla süre ile çalıştıracakları geçici işçi pozisyon sayıları ile aylar ve birimler itibarıyla dağılımını, ilgili bakanlığın onayı alınmak suretiyle, vize edilmek üzere Ocak ayı sonuna kadar Maliye Bakanlığına göndermek zorundadır.

c) (a) ve (b) fıkraları kapsamındaki kamu idareleri ile kurumların, uluslararası anlaşmalar, Bakanlar Kurulu kararları veya yılı programı ile kurulması veya genişletilmesi öngörülen birimler ile hizmetin gerektirdiği zorunlu haller için yapılacak yeni vizeler dışında, 2005 yılında vize edilmiş toplam adam/ay sayılarını aşacak şekilde vize yapılamaz. Vize edilmiş bulunan geçici iş pozisyonlarında, yıl içinde kurumların ihtiyaç duyduğu pozisyon, yer, birim, aylık dağılım değişiklikleri ile pozisyon iptalleri Maliye Bakanlığının uygun görüşü üzerine yapılabilir.

d) Kamu iktisadi teşebbüsleri ve bağlı ortaklıklarının 1/1/2006 tarihinden itibaren otuz iş gününden fazla süre ile çalıştıracakları geçici işçilere ait geçici iş pozisyonları, ilgili bakanlığın ve Hazine Müsteşarlığının (özelleştirme programına alınanlar için Özelleştirme İdaresi Başkanlığının) onayı alınmak suretiyle 31/1/2006 tarihine kadar Devlet Personel Başkanlığına vize ettirilir. Vize edilen geçici iş pozisyonları Devlet Personel Başkanlığınca başka unvanlı geçici iş pozisyonları ile değiştirilebilir veya iptal edilebilir. Vize ettirilen cetvellerin bir örneği Başbakanlık Yüksek Denetleme Kuruluna gönderilir.

e) Yukarıda yer alan fıkralara göre vize işlemleri yapılmaksızın geçici işçi çalıştırılamaz ve herhangi bir ödeme yapılamaz.

f) İçişleri Bakanlığı ile Devlet Personel Başkanlığı tarafından müştereken belirlenen norm kadro ilke ve standartlarına uygun olarak norm kadro çalışmaları sonuçlandırılmamış belediyeler ve mahalli idare birlikleri ile bunların müessese ve işletmeleri tarafından çalıştırılacak geçici işçilere ait geçici iş pozisyonları adam/ay sayısı itibarıyla İçişleri Bakanlığının vizesine tâbidir. Vize edilmiş bulunan geçici iş pozisyonlarında; pozisyon, yer, birim ve aylık dağılım değişikliği ile pozisyon iptali İçişleri Bakanlığının uygun görüşü alınmak suretiyle yapılabilir. İçişleri Bakanlığına vize yaptırılmaksızın geçici işçi çalıştırılamaz ve bunlara herhangi bir ödeme yapılamaz. İçişleri Bakanlığı tarafından vize edilen geçici iş pozisyonlarına ait vize cetvellerinin ve bu cetvellerde yapılacak değişikliklerin bir örneği Devlet Personel Başkanlığına gönderilir.

Norm kadro çalışmaları sonuçlandırılmış olmakla birlikte 1/1/2006 tarihi itibarıyla 5393 sayılı Kanunun 49 uncu maddesinde belirtilen oranları aşmış olan belediyeler ve mahalli idare birlikleri ile bunların kurdukları müessese ve işletmeler için, 2005 yılı için vize edilmiş geçici iş pozisyonu adam/ay sayısını aşacak şekilde vize işlemi yapılamaz. Yukarıda sayılan kurumlarda İçişleri Bakanlığına vize yaptırılmaksızın geçici işçi çalıştırılamaz ve bunlara herhangi bir ödeme yapılamaz.

İl özel idareleri tarafından çalıştırılacak geçici işçilere ait geçici iş pozisyonları İçişleri Bakanlığının vizesine tâbidir. Vize edilmiş bulunan geçici iş pozisyonlarında; pozisyon, yer, birim ve aylık dağılım değişikliği ile pozisyon iptali İçişleri Bakanlığının uygun görüşü alınmak suretiyle yapılabilir. İçişleri Bakanlığına vize yaptırılmaksızın geçici işçi çalıştırılamaz ve bunlara herhangi bir ödeme yapılamaz. Norm kadro çalışmaları sonuçlandırılmamış il özel idareleri adına İçişleri Bakanlığı tarafından vize edilen geçici iş pozisyonlarına ait vize cetvellerinin ve bu cetvellerde yapılacak değişikliklerin bir örneği Devlet Personel Başkanlığına gönderilir.

g) 5018 sayılı Kanuna ekli (I) sayılı cetvelde yer alan kamu idarelerinin Kamu İşverenleri Sendikalarına ödemeleri gereken 2006 yılına ait üyelik aidatları, Maliye Bakanlığı bütçesinde yer alan tertipten ödenir. Yapılacak ödemeler, tertibinde yer alan ödenek tutarıyla sınırlı olup, bu tertibe bütçenin diğer tertiplerinden hiçbir şekilde aktarma yapılamaz.

DÖRDÜNCÜ KISIM

Çeşitli Hükümler

Uluslararası kuruluşlara üyelik

MADDE 26. — a) Genel bütçe kapsamındaki kamu idareleri ile özel bütçeli idarelerin ve mahalli idarelerin uluslararası kuruluşlara üye olabilmesi ve kanun, kararname ve uluslararası anlaşmalar gereği halen üyesi bulunulan uluslararası kuruluşlar dışındaki kuruluşlara katılma paylarını ödeyebilmeleri için, mevzuatın gerektirdiği diğer işlemlerin yanı sıra bağlı veya ilgili bulunulan bakanlığın teklifi ve Maliye Bakanlığının görüşü üzerine Dışişleri Bakanlığından önceden izin alınması zorunludur. Özel bütçeli idareler ve mahalli idareler için Maliye Bakanlığının görüşü aranmaz.

b) Hazine ve Dış Ticaret Müsteşarlıklarının uluslararası anlaşmalar, kanun ve kararnamelerle Türkiye Cumhuriyeti adına üye olduğu uluslararası kuruluşlara ilişkin işlemlerine (katılma payı ödemeleri dahil) bu madde hükmü uygulanmaz.

Kamu idarelerince işletilen sosyal tesisler

MADDE 27. — Merkezi yönetim kapsamındaki kamu idarelerince işletilen eğitim ve dinlenme tesisi, misafirhane, kreş, spor tesisi ve benzeri sosyal tesislerin giderleri, münhasıran bu tesislerin işletilmesinden elde edilen gelirlerden karşılanır. Bu yerlerde, merkezi yönetim bütçesi ile döner sermaye ve fonlardan ücret ödenmek üzere 2006 yılında ilk defa istihdam edilecek yeni personel görevlendirilmez.

Tedavi hizmetlerinin temini

MADDE 28. — Maliye Bakanlığı, 5018 sayılı Kanuna ekli (I), (II) ve (IV) sayılı cetvellerde yer alan kamu idarelerinin Sağlık Bakanlığına bağlı sağlık kurum ve kuruluşlarından temin edeceği tedavi hizmetlerini sağlamak üzere Sağlık Bakanlığı ile doğrudan hizmet alımı sözleşmesi yapmaya yetkilidir.

Sağlık Bakanlığı, sözleşmede belirtilen tutar karşılığında ihtiyaç duyulan her türlü sağlık hizmetini, kendisine bağlı sağlık kurum ve kuruluşları aracılığıyla sunmakla yükümlüdür ve sözleşmede belirtilen tutar dışında başkaca ilave ödeme talebinde bulunamaz.

Bu şekilde sağlanacak tedavi hizmetleri ve ödemelerin yapılmasına ilişkin esas ve usûller, Maliye ve Sağlık bakanlıklarınca müştereken belirlenir.

Bu maddenin uygulanmasına ilişkin her türlü bütçe işlemini yapmaya Maliye Bakanı yetkilidir.

Taşınmaz devri

MADDE 29. — Sosyal Sigortalar Kurumu Başkanlığının mülkiyetinde bulunan taşınmazlardan Sağlık Bakanlığınca sağlık hizmetlerinde kullanılmak üzere ihtiyaç duyulanlar ile Maliye Bakanlığınca kiralanmış olanlar, bedelleri anılan Başkanlık bütçesine transfer edilmek üzere Sosyal Güvenlik Kurumu Başkanlığı bütçesine konulan ödenekten mahsup edilerek Hazine adına tescil ve ilgili bakanlıklara tahsis edilir. Bedel tespiti, Maliye Bakanlığı ve Sosyal Sigortalar Kurumu Başkanlığı temsilcileri ile ilgisine göre Sağlık Bakanlığı temsilcisinden oluşan komisyon tarafından taşınmazların rayiç bedelleri dikkate alınarak yapılır.

Muhasebe kayıtlarından çıkarılacak tutarlar

MADDE 30. — 21/7/1953 tarihli ve 6183 sayılı Kanun kapsamında izlenen alacakların dışında kalan ve muhasebe kayıtlarında bulunan Devlet alacaklarından tutarı 15 Yeni Türk Lirasına kadar olanların tahsili için yapılacak takibat giderlerinin asıl alacak tutarından fazla olacağının anlaşılması halinde, bu tutarların muhasebe kayıtlarından çıkarılmasına Maliye Bakanı yetkilidir.

Tahsil edilmeyecek alacaklar

MADDE 31. — a) 8/6/1949 tarihli ve 5434 sayılı Kanun hükümleri çerçevesinde emeklilik aylığı almakta iken, 21/4/2005 tarihli ve 5335 sayılı Kanunun 30 uncu maddesinin ikinci fıkrasında sayılan kamu kurum ve kuruluşlarında 1/1/2005 tarihinden önce yeniden çalışmaya başlayan ve bu nedenle 5434 sayılı Kanunun 99 veya ek 11 inci maddesi uyarınca T.C. Emekli Sandığı tarafından bağlanmış emekli aylıkları kesilen veya kesilmesi gerekenlerden yeniden çalışmaya başladıklarına dair kurumları tarafından zamanında Sandığa bildirim yapılmamış olanlara, 1/1/2005 tarihinden önceki dönem için borç çıkarılmaz; aynı dönem için çıkarılmış borçlar tahsil edilmez ve bu durumda olanlardan 1/1/2005 tarihinden sonra tahsil edilmiş tutarlar, bir yıl içinde talepleri halinde ilgililere faizsiz olarak iade edilir.

b) 1/7/1976 tarihli ve 2022 sayılı Kanun hükümlerine göre aylık bağlanmış olanlardan bakmakla yükümlü olunan aile fertleri kapsamında muayene ve tedavileri yaptırılmış olanlar için, bu maddenin yürürlük tarihinden önceki muayene ve tedaviler nedeniyle sosyal güvenlik kurumları veya kamu kurum ve kuruluşları tarafından 1/1/2005 tarihinden sonra çıkarılmış veya çıkarılması gereken borçların ödenmemiş olan kısımları tahsil edilmez.

c) Sosyal Sigortalar Kurumu Başkanlığı ve Bağ-Kur Genel Müdürlüğü ile 18/6/1992 tarihli ve 3816 sayılı Kanun kapsamında bulunanlar için Sağlık Bakanlığına bağlı tüm sağlık kurum ve kuruluşlarından (Değişik 07/03/2006-5471/3 md.) 31/12/2004 tarihine kadar alınan tedavi hizmetlerinden bedeli ödenmemiş olanların tamamı, bu Kanunun yürürlüğe girdiği tarih itibarıyla terkin edilmiştir. Bu konuyla ilgili gerekli düzenleyici işlemleri yapmaya Maliye Bakanı yetkilidir.

d) 5018 sayılı Kanunla 1/1/2006 tarihinden itibaren genel veya özel bütçeli idarelere dönüştürülen katma bütçeli idarelerin, 31/12/2005 tarihi itibarıyla T.C. Emekli Sandığı Genel Müdürlüğüne olan 8/6/1949 tarihli ve 5434 sayılı Kanunun 14 üncü maddesinin birinci fıkrasının (f) bendi, 28 inci, 89 uncu ve ek 68 inci maddeleri kapsamındaki borç anapara ve faizlerinin tamamı, bu Kanunun yürürlüğe girdiği tarih itibarıyla terkin edilmiştir. Bu konuyla ilgili gerekli düzenleyici işlemleri yapmaya Maliye Bakanı yetkilidir.

Kısmen veya tamamen uygulanmayacak hükümler

MADDE 32. — a) 1. 4/11/1981 tarihli ve 2547 sayılı Kanunun 46, 58, ek 25, ek 26, ek 27 ve 19/11/1992 tarihli ve 3843 sayılı Kanunun 7 nci maddelerinin özel gelir ve özel ödenek uygulaması ile devrine ilişkin hükümleri ve 2547 sayılı Kanunun 46 ncı maddesinin yedinci fıkrası,

2. 12/3/1982 tarihli ve 2634 sayılı Kanunun 21 inci maddesinin ikinci fıkrası,

3. 24/5/1983 tarihli ve 2828 sayılı Kanunun 31 inci maddesinin ikinci fıkrasının birinci cümlesi,

4. 31/10/1985 tarihli ve 3234 sayılı Kanunun 35 inci maddesinin son fıkrası,

5. 28/5/1986 tarihli ve 3291 sayılı Kanunun 11 inci maddesi,

6. 10/12/2003 tarihli ve 5018 sayılı Kanun hükümleri, Gençlik ve Spor Genel Müdürlüğü il müdürlükleri için,

7. 19/6/1994 tarihli ve 540 sayılı Kanun Hükmünde Kararnamenin ek 2 nci maddesinin (12) numaralı fıkrasında yer alan "ve istihdam edileceği alanla ilgili en az üç yıllık iş tecrübesine sahip" ibaresi,

8. 21/4/2005 tarihli ve 5335 sayılı Bazı Kanun ve Kanun Hükmünde Kararnamelerde Değişiklik Yapılmasına Dair Kanunun geçici 2 nci maddesi,

9. 27/6/1989 tarihli ve 375 sayılı Kanun Hükmünde Kararnamenin 1 inci maddesinin (B) fıkrası (3 numaralı bendinde yer alan hükümler hariç),

2006 yılında uygulanmaz.

b) 5/5/1983 tarihli ve 2821 sayılı Kanuna göre kurulmuş olan Kamu İşveren Sendikalarına, genel bütçe kapsamındaki kamu idareleri ile özel bütçeli idareler tarafından işveren sıfatıyla ödenecek aidatlar hakkında anılan Kanunun 7 nci maddesinin (11) numaralı bendi ile 23 üncü maddesinin üçüncü fıkrası 2006 yılında uygulanmaz.

c) 5/4/1983 tarihli ve 2813 sayılı Kanuna göre cep telefonu faturalı abonelerinin (ön ödemeli cep telefonu aboneleri hariç olmak üzere) ödemek zorunda oldukları ruhsatname ve yıllık kullanım ücretleri, 2006 yılında işletmecinin sistemine abone olunan ay itibarıyla geriye kalan aylar için yıl sonuna kadar eşit taksitlere bölünerek alınır.

d) (Mülga 07/03/2006-5471/4 md.)

e) 18/6/1992 tarihli ve 3816 sayılı Kanunun 2 nci maddesinin (b) bendinde yer alan "diş çekimi" ibaresi 2006 yılında "diş tedavisi" şeklinde uygulanır.

f) 17/9/2004 tarihli ve 5234 sayılı Kanunun geçici 1 inci maddesinin birinci fıkrasının parantez içi hükmü "ilaç, kan ve kan bileşenleri ile tıbbî sarf malzemesi hasılatının yüzde 5'i" şeklinde uygulanır.

g) 24/7/2003 tarihli ve 4956 sayılı Kanunun 56 ncı maddesinin (d) bendi ile aynı Kanunun geçici 3 üncü maddesinde geçen "1.1.2005" tarihleri ve 22/1/2004 tarihli ve 5073 sayılı Kanunun 17 nci maddesinde geçen "1.1.2005" tarihi "1/1/2007" şeklinde uygulanır.

17/10/1983 tarihli ve 2926 sayılı Kanuna tâbi sigortalılardan, 2006 yılı içinde aynı Kanunun 33 üncü maddesine göre belirlenen gelir basamaklarından ilk altı basamakta bulunanlardan altıncı basamak gösterge tutarının, yedi ve daha yukarı basamaklarda bulunanlardan ise bulundukları basamak gösterge tutarının yüzde 20'si oranında sağlık sigortası primi tahsil edilir.

h) 17/7/1964 tarihli ve 506 sayılı Kanunun geçici 91 inci maddesinin yedinci fıkrasında geçen "31.12.2005" tarihi "31/12/2006" olarak uygulanır.

i) 5217 sayılı Kanunun geçici 4 üncü maddesinin uygulanmasına; birinci fıkrası, ikinci fıkrasının birinci cümlesinde yer alan "Bu şekilde kaydedilen ödeneklerden;" ibaresi ve ikinci fıkrasının son iki cümlesi hariç, 2005 yılında uygulanan oran, esas ve usûller çerçevesinde devam olunur. Anılan madde uyarınca yapılacak ödemeler Genel Müdürlüğe ait ödeneklerden karşılanır ve 4924 sayılı Kanun uyarınca sözleşmeli olarak istihdam edilen personel söz konusu ödemeden yararlandırılmaz.

j) 8/6/1949 tarihli ve 5434 sayılı Kanunun geçici 171 inci maddesinin ikinci fıkrası "Fazla çalışmanın süresi, ücreti ve fazla çalışmanın yaptırılması ile ilgili diğer hususlar T.C. Emekli Sandığı Yönetim Kurulunun önerisi üzerine Maliye Bakanlığınca tespit edilir." şeklinde uygulanır.

k) 26/5/2005 tarihli ve 5355 sayılı Mahallî İdare Birlikleri Kanununun 15 inci maddesinin (a) bendi "Birlik üyelerinin, birliğin kuruluş ve faaliyet giderlerine katılma payları (Birliğe dahil il özel idarelerinin katılma payları bütçe gelirlerinin binde 5'ini aşamaz.)" şeklinde uygulanır.

l) 10/11/2005 tarihli ve 5431 sayılı Kanunun 33 üncü maddesi ile 10/12/2003 tarihli ve 5018 sayılı Kanunun eki (II) sayılı cetvele eklenen Sivil Havacılık Genel Müdürlüğünün harcamaları, mevcut mevzuat çerçevesinde özel bütçesi hazırlanıncaya kadar Ulaştırma Bakanlığı bütçesinde yer alan Sivil Havacılık Genel Müdürlüğüne ait ödeneklerden karşılanır.

m) 12/10/2004 tarihinden önce inşaat ruhsatı alınmış ve yapılmış olup, kullanma izni verilmeyen ve alınmayan yapılara; yol, elektrik, su, telefon, kanalizasyon, doğal gaz gibi alt yapı hizmetlerinden birinin veya birkaçının götürüldüğünün belgelenmesi halinde, ilgili yönetmelikler doğrultusunda fenni gereklerin yerine getirilmiş olması ve bu Kanunun yayımı tarihinden itibaren başvurulması üzerine, kullanma izni alınıncaya kadar geçici olarak su ve/veya elektrik bağlanabilir. Bu kapsamda su ve/veya elektrik bağlanması herhangi bir kazanılmış hak teşkil etmez.

Yürürlük

MADDE 33. — Bu Kanun 1/1/2006 tarihinde yürürlüğe girer.

Yürütme

MADDE 34. — Bu Kanunun;

a) Türkiye Büyük Millet Meclisi ile ilgili hükümlerini Türkiye Büyük Millet Meclisi Başkanı,

b) Cumhurbaşkanlığı ile ilgili hükümlerini Cumhurbaşkanlığı Genel Sekreteri,

c) Sayıştay Başkanlığı ile ilgili hükümlerini Sayıştay Birinci Başkanı,

d) Genel bütçe kapsamındaki kamu idareleri ile ilgili hükümlerini ilgili bakanlar ve Maliye Bakanı,

e) Özel bütçeli idarelere ilişkin hükümlerini idarelerin bağlı veya ilgili olduğu bakanlar ve Maliye Bakanı,

f) Düzenleyici ve denetleyici kurumlara ilişkin hükümlerini kendi kurulları ve/veya kurum başkanları,

g) Diğer hükümlerini Maliye Bakanı,

yürütür.

VERGİ HARCAMALARI LİSTESİ (*)

KANUN ADI VE NUMARASI	MADDE NO	MADDE AÇIKLAMASI
5422 Sayılı Kurumlar Vergisi Kanunu	Madde 7/4	Kamu İdare ve Müesseseleri tarafından genel sağlığını korumak ve tedavi maksadıyla işletile muafiyeti.
5422 Sayılı Kurumlar Vergisi Kanunu	Madde 7/6	Kamu İdare ve Müesseseleri tarafından Hükü idare merciilerinin müsadesiyle açılan ma milletler arası mahiyetteki sergiler, fuarl muafiyeti.
5422 Sayılı Kurumlar Vergisi Kanunu	Madde 7/8	Beden Terbiyesi teşkilatına dahil derneklere ve müesseselerine ait idman ve spor müesse idman ve spor faaliyetlerinde bulunan A.Ş'lerin
5422 Sayılı Kurumlar Vergisi Kanunu	Madde 7/10	Yaptıkları iş veya hizmet mukabilinde resim ve müesseselerin muafiyeti.
5422 Sayılı Kurumlar Vergisi Kanunu	Madde 7/11	İl Özel İdareleri, Belediyeler ve Köyler ile bunla birlikler veya bunlara bağlı müesseseler tar su,elektrik,havagazı ve soğuk hava dep Belediye sınırları içindeki yolcu taşıma mezbahaların muafiyeti.
5422 Sayılı Kurumlar Vergisi Kanunu	Madde 7/12	Köylere, Köy birliklerine ve köy belediye işletmelerinin muafiyeti.
5422 Sayılı Kurumlar Vergisi Kanunu	Madde 7/13	Genel ve Katma Bütçeli dairelere ait kreş, kantinlerinin muafiyeti.
5422 Sayılı Kurumlar Vergisi Kanunu	Madde 7/14	Münhasıran verem tedavi eden sanatoryum ve ile münhasıran kanser,cüzzam ve trahom hastanelerin muafiyeti.
5422 Sayılı Kurumlar Vergisi Kanunu	Madde 7/16	Kooperatif Muafiyeti
5422 Sayılı Kurumlar Vergisi Kanunu	Madde 7/17	Özel kanunlar ve sözleşmelerle muaflık tar muafiyeti.
5422 Sayılı Kurumlar Vergisi Kanunu	Madde 7/19	Basılı kağıt ve plaka satışı muafiyeti.
5422 Sayılı Kurumlar Vergisi Kanunu	Madde 7/20	Toplu Konut ve Kamu Ortaklığı İdaresi Başkanl
5422 Sayılı Kurumlar Vergisi Kanunu	Madde 7/25	Organize sanayi bölgeleri ile küçük sana yapılarını hazırlamak ve ortak ihtiyaçlarını kurulan iktisadi işletmelerin muafiyeti.
5422 Sayılı Kurumlar Vergisi Kanunu	Madde 8/4	Yatırım fonları istisnası.
5422 Sayılı Kurumlar Vergisi Kanunu	Madde 8/5	Rüçhan hakkı kuponu satışı ve emisyon primi
5422 Sayılı Kurumlar Vergisi Kanunu	Madde 8/7	Yurt dışında yapılan inşaat,onarma montaj hizmetlerden sağlanan ve Türkiye'de genel ne intikal ettirilen kazanç istisnası.
5422 Sayılı Kurumlar Vergisi Kanunu	Madde 8/8	Eğitim ve öğretim işletmelerinde kazanç istisna

KANUN ADI VE NUMARASI	MADDE NO	MADDE AÇIKLAMASI
5422 Sayılı Kurumlar Vergisi Kanunu	Madde 8/12	Kurumların en az iki tam yıl süre ile aktiflerind hisseleri ile gayrimenkullerinin satışından doğa eklenmesine karar verilen kazançların istisna Madde 28'in yeniden düzenlenmiş şekli)
5422 Sayılı Kurumlar Vergisi Kanunu	Madde 14/6	Araştırma ve geliştirme harcamaları istisnası.
5422 Sayılı Kurumlar Vergisi Kanunu	Mük. Madde 14/1	Bağış ve yardımlar ile sponsorluk harcamaları i
193 Sayılı Gelir Vergisi Kanunu	Madde 9	Esnaf muaflığı.
193 Sayılı Gelir Vergisi Kanunu	Madde 16	Yabancı elçilik ve konsolosluklarin memur ' ücret istisnası.
193 Sayılı Gelir Vergisi Kanunu	Madde 18	Serbest meslek kazanç istisnası.
193 Sayılı Gelir Vergisi Kanunu	Mük Madde 18	PTT acentalarında kazanç istisnası.
193 Sayılı Gelir Vergisi Kanunu	Madde 19	Yatırım indirimi istisnası.
193 Sayılı Gelir Vergisi Kanunu	Madde 20	Eğitim ve öğretim işletmelerinde kazanç istisna
193 Sayılı Gelir Vergisi Kanunu	Madde 21	Gayrimenkuller ve haklarda istisna.
193 Sayılı Gelir Vergisi Kanunu	Madde 22/1	1-Bireysel emeklilik veya diğer sigorta şirk madde de belirtilen hallerde yapılan ödemeler i
193 Sayılı Gelir Vergisi Kanunu	Madde 23	Ücret istisnası. (13 ve 14. bentleri teme kapsamındadır.)
193 Sayılı Gelir Vergisi Kanunu	Geçici Madde 64	31.12.2007 tarihine kadar sporculara ücret ödemeler istisnası.
193 Sayılı Gelir Vergisi Kanunu	Madde 25	Tazminat ve yardım istisnası. (8. bent tem kapsamındadır.)
193 Sayılı Gelir Vergisi Kanunu	Madde 26	Vatan hizmetleri yardımları istisnası.
193 Sayılı Gelir Vergisi Kanunu	Madde 27	Teçhizat ve tayın bedelleri istisnası.
193 Sayılı Gelir Vergisi Kanunu	Madde 28	Tahsil ve tatbikat ödemeleri istisnası.
193 Sayılı Gelir Vergisi Kanunu	Madde 29	Teşvik ikramiye ve mükafat istisnası.
193 Sayılı Gelir Vergisi Kanunu	Madde 30	Dar mükellefler için sergi ve panayır istisnası.
193 Sayılı Gelir Vergisi Kanunu	Mükerrer Madde 80	Değer artışı kazançları istisnası.
193 Sayılı Gelir Vergisi Kanunu	Madde 82	Arızi kazanç istisnası.
193 Sayılı Gelir Vergisi Kanunu	Madde 86	Kazançlardan beyanname verilmeyecek ve verilse dahi toplanmayacak gelirlerden:
	1-a-	i-) Gerçek usulde vergilendirilmeyip zirai kazan
		ii-) GVK.75/15 numaralı bentte yazılı menkul s
		-On yıl süreyle prim, aidat veya katkı ayrılanlara yapılan ödemelerden

KANUN ADI VE NUMARASI	MADDE NO	MADDE AÇIKLAMASI
		-Türkiyede kain ve merkezi Türkiye' de sigorta şirketlerinden 10 yıl süreyle prim vefat,maluliyet veya tasfiye gibi zorunlu nede yapılan ödemeler
		-Bireysel emeklilik sisteminden emeklilik ile vefat,maluliyet veya tasfiye gibi zorur ayrılanlara yapılan ödemeler
		iii-) Kazanç ve iratların istisna hadleri içinde ka
		1-c- i) Her nevi devlet tahvili ve hazine bonoları il tahsil ve bono faizleri, TKİ, KOİ ve Öİ' nce kıymetler,(GVK 75/5)
		ii) 26.7.2001 tarihinden itibaren TL cinsind devlet tahvili ve hazine bonosu
		iii) 26.7.2001 tarihinden sonra ihraç edile veya başka bir değere endeksli(döviz cinsind dahil) devlet tahvili ve hazine bonosu faizleri
		iv) Kıyı Bankacılığından (off-shore bankacılık gelirleri
		v) Hisse senetleri ve tahvillerin vadesi gelme satışından elde edilen bedeller.(GVK.75/8)
		vi) İştirak hisselerinin sahibi adına henüz tahak paylarının devir ve temliki karşılığında aynlar,(GVK.75/9)
		vii) Her çeşit senetlerin iskonto edilmesi ka iskonto bedelleri.(GVK.75/10)
		viii) Tevkifata tabi olan gayrimenkul sermaye ir
		1-d İstisna ve tevkifata tabi olmayan menkul semaye iratları.
		2- Telif ve Patent hakları satışı dolayısıyla dar r olanlara yapılan ödemeler.
193 Sayılı Gelir Vergisi Kanunu	**Madde 89/1**	Bireysel emeklilik sistemine ödenen katkı sigorta primleri indirimi.
193 Sayılı Gelir Vergisi Kanunu	**Madde 89/2**	Gelir ve Kurumlar vergisi mükellefiyeti bulunan kişilerin kendileri,eşleri ve bakmakla yükür çocukları için yapılan eğitim ve sağlık harcama
193 Sayılı Gelir Vergisi Kanunu	**Madde 89/4**	Bağış ve yardım indirimi.
193 Sayılı Gelir Vergisi Kanunu	**Madde 89/5**	Okul sağlık tesisi ve öğrenci yurdu için yapılan indirimi.
193 Sayılı Gelir Vergisi Kanunu	**Madde 89/6**	Gıda Bankacılığı faaliyetinde bulunanlara temizlik,giyecek ve yakacak maddelerinin indirimi.
193 Sayılı Gelir Vergisi Kanunu	**Madde 89/7**	Kültür,sanat,edebiyat , tabiat varlıkları v.b. kon harcamalar indirimi.
193 Sayılı Gelir Vergisi Kanunu	**Madde 89/8**	Sponsorluk harcamaları indirimi.
193 Sayılı Gelir Vergisi Kanunu	**Madde 89/9**	AR-GE (Araştırma ve geliştirme faaliyetleri) ind

KANUN ADI VE NUMARASI	MADDE NO	MADDE AÇIKLAMASI
193 Sayılı Gelir Vergisi Kanunu	Mükerrer Madde 121	Gerçek ücretlerin vergilendirilmesinde, mükel ve çocukları ile ilgili yaptığı, eğitim, sağlık, gı harcamaları indirimi.
193 Sayılı Gelir Vergisi Kanunu	Geçici Madde 59	26.7.2001-31.12.2004 tarihleri arasında ihra tahvilleri ve hazine bonolarının faiz gel çıkarılmasından sağlanan diğer kazanç istisnas
4325 Sayılı Olağanüstü Hal Bölgesinde ve Kalkınmada Öncelikli Yörelerde İstihdam Yaratılması ve Yatırımların Teşvik Edilmesi ile 193 Sayılı Gelir Vergisi Kanununda Değişiklik Yapılması Hakkında Kanun	Madde 3	Kanunda belirtilen illerde 10 ve üzeri işçi ç kurumlar vergisi mükelleflerinin kazanç istisnas
5084 Sayılı Yatırımların ve İstihdamın Teşviki ile Bazı Kanunlarda Değişiklik Yapılması Hakkında Kanun	Madde 3-4	5084 Yatırımların ve İstihdamın Teşviki ile Değişiklik Yapılması Hakkında Kanunda belirti
3218 Sayılı Serbest Bölgeler Kanunu	Geçici Madde 3	3218 Serbest Bölgeler Kanununda belirtilen isti
4691 Sayılı Teknoloji Bölgeleri Geliştirme Kanunu	Madde 8	Teknoloji Geliştirme Bölgelerinde elde e istisnası.
3065 Sayılı Katma Değer Vergisi Kanunu	Madde 13	Araçlar, kıymetli maden ve petrol aramaları il harcamaları ve yatırımları istisnası. ((d) ber sistemi kapsamındadır.)
3065 Sayılı Katma Değer Vergisi Kanunu	Madde 16	İthalat istisnası. ((c) bendi temel vergi sistemi k
3065 Sayılı Katma Değer Vergisi Kanunu	Madde 17/4-ı	Serbest bölgelerde verilen hizmet istisnası.
3065 Sayılı Katma Değer Vergisi Kanunu	Madde 17/4-n	Basın, Yayın ve Enformasyon Genel Müdürlüğı hizmetleri istisnası.
3065 Sayılı Katma Değer Vergisi Kanunu	Madde 17/4-p	Hazine ve Arsa Ofisi Genel Müdürlüğünce y mal teslimleri ile Hazinece yapılan irtifak ha istisnası.
3065 Sayılı Katma Değer Vergisi Kanunu	Madde 17/4-r	Kurumların en az iki tam yıl süreyle aktiflerind hisseleri ile gayrimenkullerinin satışı suretiyle ç ve teslim istisnası.
3065 Sayılı Katma Değer Vergisi Kanunu	Madde 17/4-s	Özürlülerin eğitimleri, meslekleri, günlük yaş olarak üretilmiş hertürlü araç-gereç ve programlarının teslim ve hizmet istisnası.
3065 Sayılı Katma Değer Vergisi Kanunu	Geçici Madde 12	4046 sayılı Kanunun 1 inci maddesinin özelleştirme kapsamına alınan iktisadi kıymet hükümleri çerçevesinde teslim ve kirala istisnası.
3065 Sayılı Katma Değer Vergisi Kanunu	Geçici Madde 15	29/7/1998 tarihinden önce bina inşaat ruhsa inşaatlara ilişkin olarak; Konut yapı kooper inşaat taahhüt işleri ile Sadece 150 m2'yi aş münhasır olmak üzere kanunla kurulmuş kuruluşları ve belediyelere yapılan inşaat taahh

KANUN ADI VE NUMARASI	MADDE NO	MADDE AÇIKLAMASI
3065 Sayılı Katma Değer Vergisi Kanunu	Geçici Madde 20	4691 sayılı Teknoloji Geliştirme Bölgeleri teknoloji geliştirme bölgesinde faaliyette bulu kazançlarının gelir veya kurumlar vergisinden i süre içinde münhasıran bu bölgelerde üret yönetimi, veri yönetimi, iş uygulamaları, sektör ve askeri komuta kontrol uygulama yazılımı şel hizmet istisnası.
3065 Sayılı Katma Değer Vergisi Kanunu	Geçici Madde 23	1.1.2005 tarihinden 31.12.2010 tarihine ka Bakanlığına bilgisayar ve donanımlarının bed bunlara ilşkin yazılım teslimi ve hizmetle hizmetlerin bağışı yapacak olanlara teslim ve h
3065 Sayılı Katma Değer Vergisi Kanunu	Geçici Madde 24/1	406 sayılı Telgraf ve Telefon Kanununun maddesi kapsamında devir, temlik ve intikal olarak Türk Telekom tarafından Türksat Uy Kablo TV ve İşletme Anonim Şirketine yapılan istisnası.
3065 Sayılı Katma Değer Vergisi Kanunu	Geçici Madde 24/2	31.12.2006 tarihine kadar, 5434 sayılı Türk Emekli Sandığı Kanununun 20'ci maddes gayrimenkul ve iştiraklerin teslim istisnası.
4760 Sayılı Özel Tüketim Vergisi Kanunu	Madde 7/1	(I) sayılı listede yer alan malların bazı kı faaliyetler ve amaçlar için teslim istisnası.
4760 Sayılı Özel Tüketim Vergisi Kanunu	Madde 7/2	Kanuna ekli (II) sayılı listedeki bazı taşıtların %90 veya daha fazla olan malul ve engelliler il amacıcıyla sakatlığa uygun hareket ettirici öze malul ve engeliler tarafından ilk iktisabı istisnas
4760 Sayılı Özel Tüketim Vergisi Kanunu	Madde 7/3	(II) sayılı listeki uçak ve helikopterlerin Tür tarafından ilk iktisabı istisnası.
4760 Sayılı Özel Tüketim Vergisi Kanunu	Madde 7/4	(IV) sayılı listedeki 9302.00 ve 93.03 tarife p alan silahların Milli Savunma Bakanlığı, J Komutanlığı, Sahil Güvenlik Komutanlığı, Teşkilâtı, Emniyet Genel Müdürlüğü ve Gün Genel Müdürlüğüne teslimi veya bunlar taraf istisnası.
4760 Sayılı Özel Tüketim Vergisi Kanunu	Madde 7/6	Kanuna ekli listelerdeki mallardan 4458 Kanununun 167 nci maddesi [(5)numaralı fıkra (7) numaralı fıkrası hariç], geçici ithalat ve rejimleri ile geri gelen eşyaya ilişkin hüküm gümrük vergisinden muaf veya müstesna ol istisnası.
4760 Sayılı Özel Tüketim Vergisi Kanunu	2003/5868 B.K.K	Türk Uluslararası Gemi Siciline ve Milli Gem kabotaj hattında münhasıran yük ve yolcu t ticari yatlara, hizmet ve balıkçı gemilerine veri özel tüketim vergisi oranının "0" a indirilmesi.

insan ve hayvan
ən müesseselerin

netin veya yetkili
halli, milli veya
lar, panayırların

/eya Kamu İdare
əseleri ile sadece
muafiyeti.

ə harç alan kamu

arın teşkil ettikleri
rafından işletilen;
osu işletmeleri,
işletmeleri ile

lerine ait tarım

konuk evleri ve

: prevantoryumlar
m tedavi eden

ınan kurumların

lığı muafiyeti.

yi sitelerinin alt
karşılamak için

istisnası.

işleri ve teknik
etice hesaplarına

ısı .

le yer alan iştirak
ın ve sermayeye
ısı. (KVK. Geçici

istisnası.

ve hizmetlilerinin

ısı.

‹etleri tarafından
stisnası.

el vergi sistemi

t olarak yapılan

nel vergi sistemi

eya beyanname

ıç elde edenler,

ermaye iratları

payı ödemeden

bulunan diğer
ödeyenler ile
nlerle ayrılanlara

hakkı kazananlar
nlu nedenler ile

lan kısmı

le diğer her türlü
çıkarılan menkul

len ihraç edilen

en dövize, altına
en ihraç edilenler

) elde edilen faiz

miş kuponlarının

kuk etmemiş kar
alınan para ve

arşılığında alınan

atları

ve gayrimenkul

mükellefiyete tabi

payları ile şahıs

gerçek ve tüzel
nlü bulundukları
ları indirimi.

bağış ve yardım

yapılan gıda,
maliyet bedelleri

amak için yapılan

lirimi.

lefin, kendisi eşi
da, kira ve giyim

ıç edilen devlet
lirleri ve elden
sı.

alıştıran gelir ve
sı.

Bazı Kanunlarda
len istisna.

isna.

edilen kazançlar

e ulusal güvenlik
ndi temel vergi

kapsamındadır.)

üne verilen haber

yapılan taşınmaz
akkı tesisi işlemi

le yer alan iştirak
gerçekleşen devir

şamları için özel
özel bilgisayar

(A) fıkrası ile
ilerin aynı Kanun
ınması işlemleri

atı alınmış olan
atiflerine yapılan
mayan konutlara
sosyal güvenlik
üt işleri istisnası.

Kanununa göre
nan girişimcilerin
stisna bulunduğu
tikleri ve sistem
el, internet, mobil
klindeki teslim ve

ıdar Milli Eğitim
əlsiz teslimleri ile
əri, bu mal ve
ıizmet istisnası.

geçici 10'uncu
işlemleri ile ilgili
/du Haberleşme,
teslim ve hizmet

‹iye Cumhuriyeti
si kapsamındaki

urumlar ile bazı

sakatlık derecesi
e bizzat kulanma
:l tertibat yaptıran
sı.

k Hava Kurumu

ıozisyonunda yer
Jandarma Genel
Milli İstihbarat
ırükler Muhafaza
'ından ilk iktisabı

sayılı Gümrük
sının (a) bendi ile
ə hariçte işleme
ıleri kapsamında
an eşyanın ithali

ıi Siciline kayıtlı,
aşıyan gemilere,
lecek akaryakıtın

C – CETVELİ

Merkezi yönetim kapsamındaki kamu idareleri gelirlerinin dayandığı temel hükümler

(I) Sayılı Genel Bütçe Kapsamındaki Kamu İdareleri

Vergi, Resim ve Diğer Gelirlerin Dayanakları			ÖZETİ
Çeşidi	Tarihi	Numarası	
Kanun	11/29/1920	66	İstiklal Madalyası Kanunu
"	2/4/1924	406	Telgraf ve Telefon Kanunu
"	4/14/1924	618	Limanlar Kanunu
"	22.2.1926	748	Emvali Milliye ve Metrukeden veya Mazbut Vakıflardan Bazı Müessesat ile Belediyelere Satılabilecek Arazi ve Arsalar Hakkında Kanun
"	20.4.1926	815	Türkiye Sahillerinde Nakliyat, Bahriye (Kabotaj) ve Limanlarla Kara Suları Dahilinde İcrayı Sanat ve Ticaret Hakkında Kanun
"	20.5.1926	867	Ziraat Vekaletine Merbut Bazı Mektep ve Müesseselerin Sureti İdaresi Hakkında Kanun
"	10.6.1926	927	Sıcak ve Soğuk Maden Sularının İstismarı İle Kaplıcalar Tesisatı Hakkında Kanun
"	27.1.1927	968	Milli Matbaa Tahsisatının Mütedavil Sermaye Halinde İstimaline Dair Kanun
"	21.6.1927	1111	Askerlik Kanunu
"	21.6.1927	1117	Küçükleri Muzır Neşriyattan Koruma Kanunu
"	25.6.1927	1160	Mükerrer Sigorta Hakkında Kanun
"	11/4/1928	1219	Tababet ve Şuabatı Sanatlarının Tarzı İcrasına Dair Kanun
"	20.2.1930	1567	Türk Parasının Kıymetini Koruma Hakkında Kanun
"	9.6.1932	2004	İcra ve İflas Kanunu
"	12.6.1933	2308	Şirketlerin Müruru Zamana Uğrayan Kupon, Tahvilat ve Hisse Senedi Bedellerinin Hazineye İntikalı Hakkındaki Kanun
"	14.6.1934	2510	İskan Kanunu
"	4.7.1934	2559	Polis Vazife ve Selahiyet Kanunu
"	5.7.1934	2582	Merinos Koyunları Yetiştirilmesi ve Islah Edilmiş Pamuk Tohumu Üretilmesi Hakkında Kanun
"	22.12.1934	2644	Tapu Kanunu
"	20.4.1936	2950	Vakıf Mallarının Taksitle Satılması ve Kiraya Verilmesi ve Satış Paralarının Kullanılması ve Emaneten İdare Edilen Mülhak Vakıflardan İdare ve Tahsil Masrafı Alınması Hakkında Kanun

Vergi, Resim ve Diğer Gelirlerin Dayanakları			ÖZETİ
Çeşidi	Tarihi	Numarası	
Kanun	10.2.1937	3122	Öğretici ve Teknik Filmler Hakkında Kanun
Nizamname	2.6.1937	2/6738	Orman Nizamnamesi
Kanun	20.6.1938	3468	Pul ve Kıymetli Kağıtların Bayiler ve Memurlar Vasıtasıyla Satılmasına ve Bunlara Satış Aidatı Verilmesine Dair Kanun
"	26.1.1939	3573	Zeytinciliğin Islahı ve Yabanilerin Aşılattırılması Hakkında Kanun
"	26/6/1939	3653	Yalova Termal Kaplıcalarının İdaresi ve İşletilmesi Hakkında Kanun
"	10.7.1940	3894	Denizde Zapt ve Müsadere Kanunu
"	30.12.1940	3959	T.C. Refik Saydam Merkez Hıfzısıhha Müessesesinin Teşkiline Dair Kanun
"	8.6.1942	4250	İspirto ve İspirtolu İçkiler İnhisarı Kanunu
"	10.6.1946	4922	Denizde Can ve Mal Koruma Hakkında Kanun
"	19.2.1947	5016	Milletlerarası Para Fonu ile Milletlerarası İmar ve Kalkınma Bankasına Katılmak için Hükümete Yetki Verilmesine Dair Kanun
"	8.7.1948	5254	Muhtaç Çiftçilere Ödünç Tohumluk Verilmesi Hakkında Kanun
"	3.6.1949	5422	Kurumlar Vergisi Kanunu
"	10.6.1949	5441	Devlet Tiyatrosu Kuruluşu Hakkında Kanun
"	18.1.1950	5516	Bataklıkların Kurutulması ve Bundan Elde Edilecek Topraklar Hakkında Kanun
"	11.2.1950	5539	Karayolları Genel Müdürlüğü Kuruluş ve Görevleri Hakkında Kanun
"	2.3.1950	5584	Posta Kanunu
"	15.7.1950	5682	Pasaport Kanunu
"	23.5.1951	5775	Limanların İnşa, Tevsi Islah ve Teçhizine Dair Kanun
"	5.12.1951	5846	Fikir ve Sanat Eserleri Kanunu
"	2.7.1953	6095	Kuzey Atlantik Andlaşması Teşkilatı Müşterek Enfrastrüktür Programı Gereğince Türkiye'de Yapılacak İnşa ve Tesis İşlerine Dair Kanun
"	10.7.1953	6136	Ateşli Silahlar ve Bıçaklar ile Diğer Aletler Hakkında Kanun
"	21.7.1953	6183	Amme Alacaklarının Tahsil Usulü Hakkında Kanun
"	18.12.1953	6200	Devlet Su İşleri Umum Müdürlüğü Teşkilat ve Vazifeleri Hakkında Kanun
"	21.12.1953	6207	Avukatlar Yardımlaşma Kanunu
"	11.1.1954	6219	Türkiye Vakıflar Bankası TAO. Kanunu
"	27.1.1954	6237	Limanlar İnşaatı Hakkında Kanun

Vergi, Resim ve Diğer Gelirlerin Dayanakları			ÖZETİ
Çeşidi	Tarihi	Numarası	
Kanun	10.2.1954	6245	Harcırah Kanunu
"	7.3.1954	6326	Petrol Kanunu
"	18.5.1955	6570	Gayrimenkul Kiraları Hakkında Kanun
"	29.6.1956	6762	Türk Ticaret Kanunu
"	13.7.1956	6802	Gider Vergileri Kanunu
"	31.8.1956	6831	Orman Kanunu
"	15/5/1957	6954	Ziraat Odaları ve Ziraat Odaları Birliği Kanunu
"	9.6.1958	7126	Sivil Müdafaa Kanunu
"	11.2.1959	7201	Tebligat Kanunu
"	29.4.1959	7258	Futbol Müsabakalarında Müşterek Bahisler Tertibi Hakkında Kanun
"	15.5.1959	7269	Umumi Hayata Müessir Afetler Dolayısıyla Alınacak Tedbirlerle Yapılacak Yardımlara Dair Kanun
"	8.6.1959	7338	Veraset ve İntikal Vergisi Kanunu
"	21.12.1959	7397	Sigorta Murakabe Kanunu
"	6.5.1960	7471	T.C.Ordusu Subay, Askeri Memur ve Muadilleri ile Astsubayların Giyeceğine Dair Kanun
"	10.9.1960	79	Milli Koruma Suçlarının Affına, Milli Koruma Teşkilat, Sermaye ve Fon Hesaplarının Tasfiyesine ve Bazı Hükümler İhdasına Dair Kanun
"	18.11.1960	132	Türk Standartları Enstitüsü Kuruluş Kanunu
"	28.12.1960	189	Milli Savunma Bakanlığı İskan İhtiyaçları İçin Sarfiyat İcrası ve Bu Bakanlıkca Kullanılan Gayrimenkullerin Lüzumu Kalmayanların Satılmasına Selahiyet Verilmesi Hakkında Kanun
"	31.12.1960	193	Gelir Vergisi Kanunu
"	4.1.1961	213	Vergi Usul Kanunu
"	5.1.1961	224	Sağlık Hizmetlerinin Sosyalleştirilmesi Hakkında Kanun
"	26.4.1961	298	Seçimlerin Temel Hükümleri ve Seçmen Kütükleri Hakkında Kanun
Kararname	6.8.1962	6/763	Türk Parası Kıymetini Koruma Hakkında 17 Sayılı Karar
Kanun	18.2.1963	197	Motorlu Taşıtlar Vergisi Kanunu
"	21.2.1963	210	Değerli Kağıtlar Kanunu
"	27.6.1963	261	İhracatı Geliştirmek Amacıyla Vergilerle İlgili Olarak Hükümetce Alınacak Tedbirlere Dair Kanun

Vergi, Resim ve Diğer Gelirlerin Dayanakları			ÖZETİ
Çeşidi	Tarihi	Numarası	
Kanun	11.7.1963	269	Tahsis Edildikleri Gayelerde Kullanılmalarına İmkan veya Lüzum Kalmayan Harp Sefinelerinin Satılmasına Yetki Verilmesi Hakkında Kanun
"	1.7.1964	488	Damga Vergisi Kanunu
"	2.7.1964	492	Harçlar Kanunu
"	14.7.1964	500	Kıbrıs'a Gönderilecek, Türk Askeri Birliği Mensuplarının Aylık ve Ücretleri ile Çeşitli İstihkakları ve Birliğin Başka Giderleri Hakkında Kanun
"	17.7.1964	506	Sosyal Sigortalar Kanunu
"	8.6.1965	625	Özel Öğretim Kurumları Kanunu
"	14.7.1965	657	Devlet Memurları Kanunu
"	20.1.1966	717	1965 Kalkınma İstikrazı Hakkında Kanun
"	20.7.1966	775	Gecekondu Kanunu
"	29.12.1966	818	1966 Kalkınma İstikrazı Hakkında Kanun
"	10.4.1967	852	Başbakanlık Basımevi Döner Sermaye İşletmesi Kuruluşu Hakkında Kanun
"	20.4.1967	854	Deniz İş Kanunu
"	27.7.1967	926	Türk Silahlı Kuvvetleri Personel Kanunu
"	23.1.1968	992	1967 Kalkınma İstikrazı Hakkında Kanun
"	27.3.1969	1137	Çeşitli Vergi Kanunlarında Değişiklik Yapılması Hakkında Kanun
"	29.4.1969	1164	Arsa Üretimi ve Değerlendirilmesi Hakkında Kanun
"	9.5.1969	1177	Tütün ve Tütün Tekeli Kanunu
"	14.1.1970	1211	Türkiye Cumhuriyeti Merkez Bankası Kanunu
"	29.1.1970	1216	1969 Kalkınma İstikrazı Hakkında Kanun
"	29.7.1970	1318	Finansman Kanunu (Taşıt Alım Vergisi)
"	29.7.1970	1319	Emlak Vergisi Kanunu
Kararname	10.8.1970	7/1101	Türk Parasının Kıymetini Koruma Hakkında 18 Sayılı Karar
Kanun	22.3.1971	1380	Su Ürünleri Kanunu
"	13.5.1971	1402	Sıkıyönetim Kanunu

Vergi, Resim ve Diğer Gelirlerin Dayanakları			ÖZETİ
Çeşidi	Tarihi	Numarası	
Kanun	25.8.1971	1475	İş Kanunu
"	18.1.1972	1512	Noterlik Kanunu
"	5.5.1972	1587	Nüfus Kanunu
"	18.4.1973	1702	Petrol Reformu Kanunu
Kararname	1.10.1973	7/7202	Türk Parası Kıymetini Koruma Hakkında 19 Sayılı Karar
Kanun	14/6/1973	1739	Milli Eğitim Temel Kanunu
Kararname	19.1.1974	7/7699	Türk Parası Kıymetini Koruma Hakkında 20 Sayılı Karar (Petrol Arama ve Petrolle İlgili Faaliyetleri Düzenleme Fonu Kurulması)
"	1.3.1974	7/7877	Türk Parası Kıymetini Koruma Hakkında 21 Sayılı Karar (Fiyat Düzenleme ve Destekleme Fonu Kurulması)
"	29.8.1974	7/8810	Türk Parası Kıymetini Koruma Hakkında 22 Sayılı Karar
Kanun	29.8.1977	2108	Muhtar Ödenek ve Sosyal Güvenlik Yasası
Kararname	21.1.1980	8/167	Türk Parası Kıymetini Koruma Hakkında 25 Sayılı Karar
Kanun	23.9.1980	2302	Atatürk'ün Doğumunun 100 üncü Yılının Kutlanması ve "Atatürk Kültür Merkezi Kurulması" Hakkında Kanun
"	2.2.1981	2380	Belediyelere ve İl Özel İdarelerine Genel Bütçe Vergi Gelirlerinden Pay Verilmesi Hakkında Kanun
"	20.3.1981	2431	Tahsilatın Hızlandırılması Hakkında Kanun
"	1.4.1981	2443	Devlet Denetleme Kurulu Kurulması Hakkında Kanun
"	26.5.1981	2464	Belediye Gelirleri Kanunu
"	28.7.1981	2499	Sermaye Piyasası Kanunu
"	11.9.1981	2521	Avda ve Sporda Kullanılan Tüfekler, Nişan Tabancaları ve Av Bıçaklarının Yapımı, Alımı, Satımı ve Bulundurulmasına Dair Kanun
"	4.11.1981	2547	Yüksek Öğretim Kanunu
"	6.11.1981	2548	Gemi Sağlık Resmi Kanunu
"	6.1.1982	2576	Bölge İdare Mahkemeleri, İdare Mahkemeleri ve Vergi Mahkemelerinin Kuruluşu ve Görevleri Hakkında Kanun
K.H.K.	14.1.1982	35	Ödeme Güçlüğü İçinde Bulunan Bankerlerin İşlemleri Hakkında Kanun Hükmünde Kararname
Kanun	14.1.1982	2581	Deniz Ticaret Filosunun Geliştirilmesi ve Gemi İnşa Tesislerini Teşviki Hakkında Kanun
"	12.3.1982	2634	Turizmi Teşvik Kanunu

Vergi, Resim ve Diğer Gelirlerin Dayanakları			ÖZETİ
Çeşidi	Tarihi	Numarası	
Kanun	20.5.1982	2674	Karasuları Kanunu
"	11.8.1982	2698	Milli Eğitim Bakanlığı Okul Pansiyonları Kanunu
"	22.2.1983	2801	Bazı Kamu Alacaklarının Özel Uzlaşma Yolu İle Tahsili Hakkında Kanun
"	5.4.1983	2813	Telsiz Kanunu
"	22.4.1983	2820	Siyasi Partiler Kanunu
"	24.5.1983	2828	Sosyal Hizmetler ve Çocuk Esirgeme Kurumu Kanunu
"	21.7.1983	2863	Kültür ve Tabiat Varlıklarını Koruma Kanunu
"	9.8.1983	2872	Çevre Kanunu
"	9.8.1983	2873	Milli Parklar Kanunu
"	11.8.1983	2876	Atatürk Kültür, Dil ve Tarih Yüksek Kurumu Kanunu
"	8.9.1983	2886	Devlet İhale Kanunu
K.H.K.	6.10.1983	90	Ödünç Para Verme İşleri Hakkında Kanun Hükmünde Kararname
"	6.10.1983	91	Menkul Kıymetler Borsaları Hakkında Kanun Hükmünde Kararname
Kanun	6.10.1983	2911	Toplantı ve Gösteri Yürüyüşleri Kanunu
"	13.10.1983	2918	Karayolları Trafik Kanunu
"	14.10.1983	2920	Türk Sivil Havacılık Kanunu
"	17.10.1983	2924	Orman Köylülerinin Kalkınmalarının Desteklenmesi Hakkında Kanun
"	17.10.1983	2925	Tarım İşçileri Sosyal Sigortalar Kanunu
"	17.10.1983	2926	Tarımda Kendi Adına ve Hesabına Çalışanlar Sosyal Sigortalar Kanunu
"	25.10.1983	2935	Olağanüstü Hal Kanunu
"	1.11.1983	2937	Devlet İstihbarat Hizmetleri ve Milli İstihbarat Teşkilatı Kanunu
"	4.11.1983	2941	Seferberlik ve Savaş Hali Kanunu
"	4.11.1983	2942	Kamulaştırma Kanunu
"	9.11.1983	2946	Kamu Konutları Kanunu
"	17.11.1983	2957	Bazı Askeri Hastanelere Döner Sermaye Tahsisine Dair Kanun
"	18.11.1983	2960	Boğaziçi Kanunu

Vergi, Resim ve Diğer Gelirlerin Dayanakları			ÖZETİ
Çeşidi	Tarihi	Numarası	
K.H.K.	14.12.1983	178	Maliye ve Gümrük Bakanlığının Teşkilat ve Görevleri Hakkında Kanun Hükmünde Kararname
Kanun	18.1.1984	2972	Mahalli İdareler ile Mahalle Muhtarlıkları ve İhtiyar Heyetleri Seçimi Hakkında Kanun
"	31.1.1984	2974	Bazı Kamu Kurum ve Kuruluşlarının Borçlarının Tahkimi Hakkında Kanun
"	2.2.1984	2976	Dış Ticaretin Düzenlenmesi Hakkında Kanun
"	2.2.1984	2978	Ücretlilere Vergi İadesi Hakkında Kanun
"	24.2.1984	2981	İmar ve Gecekondu Mevzuatına Aykırı Yapılara Uygulanacak Bazı İşlemler ve 6785 Sayılı İmar Kanununun Bir Maddesinin Değiştirilmesi Hakkında Kanun
"	24.2.1984	2982	Konut İnşaatında ve Kalkınmada Öncelikli Yörelerde Yapılacak Yatırımlarda Vergi, Resim ve Harç İstisna ve Muaflıkları
"			Tanınması Hakkında Kanun
"	29.2.1984	2983	Tasarrufların Teşviki ve Kamu Yatırımlarının Hızlandırılması Hakkında Kanun
"	2.3.1984	2985	Toplu Konut Kanunu
"	16.5.1984	3007	Gümrük Mevzuatına Göre Tasfiye Edilecek Eşya Hakkında Döner Sermaye Kanunu
"	27.9.1984	3046	Bakanlıkların Kuruluş ve Görev Esasları Hakkında Kanun
"	9.10.1984	3054	Türkiye Büyük Millet Meclisi Başkanı ve Divan Üyelerinin Temsil Ödenekleri ile Türkiye Büyük Millet Meclisi Hesaplarının İnceleme Komisyonunca Seçilen Denetci Üyenin Ödeneği Hakkında Kanun
"	9.10.1984	3055	Başbakan ve Bakanların Temsil Ödenekleri ile Dışarıdan Atanan Bakanların Ödenek ve Yollukları Hakkında Kanun
"	10/25/1984	3065	Katma Değer Vergisi Kanunu
"	20.11.1984	3082	Kamu Yararının Zorunlu Kıldığı Hallerde, Kamu Hizmeti Niteliği Taşıyan Özel Teşebbüslerin Devletleştirilmesi Usul ve Esasları Hakkında Kanun
"	22.11.1984	3083	Sulama Alanlarında Arazi Düzenlenmesine Dair Tarım Reformu Kanunu
"	4.12.1984	3091	Taşınmaz Mal Zilliyetliğine Yapılan Tecavüzlerin Önlenmesi Hakkında Kanun
"	4.12.1984	3092	Çay Kanunu
"	4.12.1984	3093	Türkiye Radyo-Televizyon Kurumu Gelirleri Kanunu
"	4.12.1984	3095	Kanuni Faiz ve Temerrüt Faizine İlişkin Kanun
"	4.12.1984	3096	Türkiye Elektrik Kurumu Dışındaki Kuruluşların Elektrik Üretimi ile İletimi, Dağıtımı ve Ticareti ile Görevlendirilmesi Hakkında Kanun
"	6.12.1984	3100	Katma Değer Vergisi Mükelleflerinin Ödeme Kaydedici Cihazları Kullanmaları Mecburiyeti Hakkında Kanun

Vergi, Resim ve Diğer Gelirlerin Dayanakları			ÖZETİ
Çeşidi	Tarihi	Numarası	
Kanun	26.2.1985	3155	Tarım Reformu Genel Müdürlüğünün Kuruluş ve Görevleri Hakkında Kanun
"	3.5.1985	3194	İmar Kanunu
"	9.5.1985	3202	Köye Yönelik Hizmetler Hakkında Kanun
"	30.5.1985	3212	Silahlı Kuvvetler İhtiyaç Fazlası Mal ve Hizmetlerin Satış, Hibe, Devir ve Elden Çıkarılması Diğer Devletler Adına Yurtdışı ve Yurt içi Alımların Yapılması ve Eğitim Görecek Yabancı Personel Hakkında Kanun
"	4.6.1985	3213	Maden Kanunu
"	6.6.1985	3218	Serbest Bölgeler Kanunu
"	10.6.1985	3225	Milli Savunma Bakanlığı ile Kara, Deniz ve Hava Kuvvetleri Komutanlıklarına Bağlı Kurumlarda Döner Sermaye Teşkili ve İşletilmesine İlişkin Kanun
"	10.6.1985	3226	Finansal Kiralama Kanunu
"	10.6.1985	3230	Tanıtma Fonu Teşkili ile 11.7.1939 Tarihli ve 3670 Sayılı Milli Piyango Teşkiline Dair Kanunun 4 üncü Maddesine Bir Bent Eklenmesi Hakkında Kanun
"	7.11.1985	3238	Savunma Sanayii Geliştirme ve Destekleme İdaresi Başkanlığının Kurulması 11 Temmuz 1939 tarih ve 3670 Sayılı Milli Piyango Teşkiline Dair Kanunun İki Maddesi ile 25 Ekim 1984 Tarih ve 3065 Sayılı Katma Değer Vergisi Kanununun Bir Maddesinde Değişiklik Yapılması Hakkında Kanun
"	23.1.1986	3257	Sinema, Video ve Müzik Eserleri Kanunu
"	11.2.1986	3259	İslam Kalkınma Bankasına Vergi Muafiyeti Tanınması Hakkında Kanun
"	18.3.1986	3269	Uzman Erbaş Kanunu
"	6.5.1986	3283	Bazı Kanunlarla Tanınmış Olan Gümrük Muafiyetlerinin Kaldırılması Hakkında Kanun
"	8.5.1986	3285	Hayvan Sağlığı Zabıtası Kanunu
"	21/5/1986	3289	Gençlik ve Spor Genel Müdürlüğünün Teşkilat ve Görevleri Hakkında Kanun
"	28.5.1986	3292	Vatani Hizmet Tertibi Aylıklarının Bağlanması Hakkında Kanun
"	29.5.1986	3294	Sosyal Yardımlaşma ve Dayanışmayı Teşvik Kanunu
"	3.6.1986	3298	Uyuşturucu Maddelerle İlgili Kanun
"	5.6.1986	3303	Taşkömürü Havzasındaki Taşınmaz Malların İktisabına Dair Kanun
"	5.6.1986	3308	Çıraklık ve Meslek Eğitimi Kanunu

Vergi, Resim ve Diğer Gelirlerin Dayanakları			ÖZETİ
Çeşidi	Tarihi	Numarası	
Kanun	25.3.1987	3332	Sermaye Piyasasının Teşviki, Sermayenin Tabana Yaygınlaştırılması ve Ekonomiyi Düzenlemede Alınacak Tedbirler ile 5422 Sayılı Kurumlar Vergisi Kanunu, 213 Sayılı Vergi Usul Kanunu ve 3182 Sayılı Bankalar Kanununda Değişiklik Yapılması Hakkında Kanun
"	2.4.1987	3346	Kamu İktisadi Teşebbüsleri ile Fonların Türkiye Büyük Millet Meclisince Denetlenmesinin Düzenlenmesi Hakkında Kanun
"	7.5.1987	3359	Sağlık Hizmetleri Temel Kanunu
"	21.6.1987	3402	Kadastro Kanunu
"	28.1.1988	3406	Tahsil Edilemeyen Hazine Alacaklarının Silinmesi Hakkında Kanun
"	24.3.1988	3418	Eğitim, Gençlik, Spor ve Sağlık Hizmetleri Vergisinin İhdası ile 3074 Sayılı Akaryakıt Tüketim Vergisi Kanunu, 197 Sayılı Motorlu Taşıtlar Vergisi Kanunu, 1318 Sayılı Finansman Kanunu, 193 Sayılı Gelir Vergisi Kanunu, 213 Sayılı Vergi Usul Kanunu, 6183 Sayılı Amme Alacaklarının Tahsil Usulü Hakkında Kanun ve 492 Sayılı Harçlar Kanununda Değişiklik Yapılması ve Bu Kanunlara Bazı Hükümler Eklenmesine Dair Kanun
K.H.K.	6.6.1988	320	Milli Piyango İdaresi Genel Müdürlüğü Kuruluş ve Görevleri Hakkında Kanun Hükmünde Kararname
Kanun	13.10.1988	3480	Malüller ile Şehit Dul ve Yetimlerine Tütün ve Alkol Ürünlerinin Satış Bedellerinden Pay Verilmesi Hakkında Kanun
"	11.1.1989	3516	Ölçüler ve Ayar Kanunu
"	12.1.1989	3517	Radyo ve Televizyon Verici İstasyonlarının Posta, Telgraf ve Telefon İşletmesi Genel Müdürlüğü Tarafından Kurulması ve İşletilmesi ile Bazı Kanunlarda Değişiklik Yapılması Hakkında Kanun
"	18.5.1989	3561	Mal Memurlarının Kayyım Tayin Edilmesine Dair Kanun
"	1.6.1989	3568	Serbest Muhasebecilik, Serbest Muhasebeci Mali Müşavirlik ve Yeminli Mali Müşavirlik Kanunu
"	14.6.1989	3577	İthalatta Haksız Rekabetin Önlenmesi Hakkında Kanun
"	4.4.1990	3621	Kıyı Kanunu
"	12.4.1990	3624	Küçük ve Orta Ölçekli Sanayi Geliştirme ve Destekleme İdaresi Başkanlığı Kurulması Hakkında Kanun
"	19.4.1990	3628	Mal Bildiriminde Bulunulması, Rüşvet ve Yolsuzluklarla Mücadele Kanunu
"	26.10.1990	3671	Türkiye Büyük Millet Meclisi Üyelerinin Ödenek, Yolluk ve Emekliliklerine Dair Kanun
"	12.4.1991	3713	Terörle Mücadele Kanunu
"	21.3.1992	3787	Bazı Kamu Alacaklarının Tahsilatının Hızlandırılması ve Matrah Artırımı Hakkında Kanun

Vergi, Resim ve Diğer Gelirlerin Dayanakları			ÖZETİ
Çeşidi	Tarihi	Numarası	
Kanun	17.6.1992	3813	Türkiye Futbol Federasyonu Kuruluş ve Görevleri Hakkında Kanun
"	2.7.1992	3833	Türk Silahlı Kuvvetleri Stratejik Hedef Planının Gerçekleştirilmesi Maksadıyla Gelecek Yıllara Sari Taahhüdlere Girişme Yetkisi Verilmesi Hakkında Kanun
"	2.7.1992	3835	Ahıska Türklerinin Türkiye'ye Kabulü ve İskanına Dair Kanun
"	2.7.1992	3836	Kamu Kurum ve Kuruluşlarının Birbirlerine Olan Borçlarının Tahkimi Hakkında Kanun
"	28.8.1992	3838	Erzincan, Gümüşhane ve Tunceli İllerinde Vuku Bulan Deprem Afeti İle Şırnak ve Çukurca'da Meydana Gelen Hasar ve Tahribata İlişkin Hizmetlerin Yürütülmesi Hakkında Kanun.
KHK	19.8.1993	491	Denizcilik Müsteşarlığının Kuruluş ve Görevleri Hakkında Kanun Hükmünde Kararname
Kanun	8.6.1994	3996	Bazı Yatırım ve Hizmetlerin Yap-İşlet-Devret Modeli Çerçevesinde Yaptırılması Hakkında Kanun
"	24.11.1994	4046	Özelleştirme Uygulamalarının Düzenlenmesine ve Bazı Kanun ve Kanun Hükmünde Kararnamelerde Değişiklik Yapılmasına Dair Kanun
"	7.12.1994	4054	Rekabetin Korunması Hakkında Kanun
"	9.12.1994	4059	Hazine Müsteşarlığı ile Dış Ticaret Müsteşarlığı Teşkilat ve Görevleri Hakkında Kanun
"	16.2.1995	4070	Hazineye Ait Tarım Arazilerinin Satışı Hakkında Kanun
"	16.2.1995	4071	3 Mart 1340 (1924) Tarihli ve 431 Sayılı Kanunla Hazineye Kalan Taşınmaz Malların Zilliyetlerine Devri Hakkında Kanun
"	16.2.1995	4072	Mülga 2613 ve 766 Sayılı Kanunlarla Hazine Adına Tescil Edilen Miktar Fazlalarının İlgililerine Devrine Dair Kanun
"	23.2.1995	4077	Tüketicinin Korunması Hakkında Kanun
"	28.2.1995	4083	Seferberlik ve Savaş Haline İlişkin Harp Sanayii Faaliyetinin Yürütülmesi Hakkında Kanun
"	23.7.1995	4122	Milli Ağaçlandırma ve Erozyon Kontrolü Seferberlik Kanunu
"	3.11.1995	4128	12.9.1960 tarihli ve 88 sayılı 29.6.1956 Tarihli ve 6762 sayılı ve 10.6.1930 Tarihli ve 1705 sayılı Kanunlar ile 24.6.1995 Tarihli ve 551, 552, 554, 555, 556 sayılı Kanun Hükmünde Kararnameler ile 28.6.1995 Tarihli ve 560 sayılı Kanun Hükmünde Kararnamede Değişiklik Yapılması Hakkında Kanun.
"	1.8.1996	4160	26.5.1927 tarih ve 1050 sayılı, 14.7.1965 Tarih ve 657 sayılı, 16.8.1961 tarih ve 351 sayılı, 29.8.1977 Tarih ve 2108 sayılı 4.11.1981 Tarih ve 2547 sayılı, 23.5.1928 Tarih ve 1322 sayılı, 9.11.1983 tarih ve 2946 sayılı ve 11.11.1986 Tarih ve 3320 sayılı Kanunların Bazı Hükümlerinde Değişiklik Yapılması ve Bazı Hükümlerinin Yürürlükten Kaldırılmasına Dair Kanun
"	30.8.1996	4182	Kamu Kurum ve Kuruluşlarının Taşınmaz Mallarının Satışı Hakkında Kanun.
"	7.11.1996	4207	Tütün Mamullerinin Zararlarının Önlenmesine Dair Kanun

Vergi, Resim ve Diğer Gelirlerin Dayanakları			ÖZETİ
Çeşidi	Tarihi	Numarası	
Kanun	13.11.1996	4208	Karaparanın Aklanmasının Önlenmesine, 2313 Sayılı Uyuşturucu Maddelerin Murakabesi Hakkında Kanunda, 657 Sayılı Devlet Memurları Kanununda ve 178 Sayılı Maliye Bakanlığının Teşkilat ve Görevleri Hakkında Kanun Hükmünde Kararnamede Değişiklik Yapılmasına Dair Kanun
"	20.11.1996	4213	Kıymetli Maden ve Ziynet Eşyası Beyanı Hakkında Kanun
"	16.7.1997	4283	Yap-İşlet Modeli İle Elektrik Enerjisi Üretim Tesislerinin Kurulması ve İşletilmesi İle Enerji Satışının Düzenlenmesi Hakkında Kanun
"	6.8.1997	4301	Ceza İnfaz Kurumları ile Tutukevleri İşyurtları Kurumunun Kuruluş ve İdaresine İlişkin Kanun
"	16.8.1997	4306	İlköğretim ve Eğitim Kanunu, Milli Eğitim Temel Kanunu, Çıraklık ve Meslek Eğitim Kanunu, Milli Eğitim Bakanlığının Teşkilat ve Görevleri Hakkında Kanun İle 24.3.1988 Tarihli ve 3418 Sayılı Kanunda Değişiklik Yapılması ve Bazı Kâğıt ve İşlemlerden Eğitime Katkı Payı Alınması Hakkında Kanun
"	14.1.1998	4320	Ailenin Korunmasına Dair Kanun
"	21.1.1998	4325	Olağanüstü Hal Bölgesinde ve Kalkınmada Öncelikli Yörelerde İstihdam Yaratılması ve Yatırımların Teşvik Edilmesi ile 193 Sayılı Gelir Vergisi Kanununda Değişiklik Yapılması Hakkında Kanun
"	25.2.1998	4342	Mera Kanunu
"	2.4.1998	4358	Vergi Kimlik Numarası Kullanımının Yaygınlaştırılması ve Noterlik Kanunu, İcra ve İflas Kanunu, Tapu Kanunu, Karayolları Trafik Kanunu, Çekle Ödemelerin Düzenlenmesi ve Çek Hamillerinin Korunması Hakkında Kanun, Bankalar Kanunu, Posta Kanunu ile Pasaport Kanununda Değişiklik Yapılması Hakkında Kanun
"	3.4.1998	4359	14.7.1965 Tarihli ve 657 Sayılı, 8.6.1949 Tarihli ve 5434 Sayılı, 5.3.1964 Tarihli ve 439 Sayılı, 30.4.1992 Tarihli ve 3797 Sayılı, 11.10.1983 Tarihli ve 2914 Sayılı Kanunların Bazı Maddelerinde Değişiklik Yapılması ve 5.1.1961 Tarihli ve 222 Sayılı, 24.11.1994 Tarihli ve 4048 Sayılı Kanunların Bazı Maddelerinin Yürürlükten Kaldırılması Hakkında Kanun
"	22.7.1998	4369	Vergi Usul Kanunu, Amme Alacaklarının Tahsil Usulü Hakkında Kanun, Gelir Vergisi Kanunu, Kurumlar Vergisi Kanunu, Katma Değer Vergisi Kanunu, Gider Vergileri Kanunu, Emlak Vergisi Kanunu,Veraset ve İntikal Vergisi Kanunu, Motorlu Taşıtlar Vergisi Kanunu, Damga Vergisi Kanunu, Harçlar Kanunu,3505 Sayılı Kanun,Katma Değer Vergisi Mükelleflerinin Ödeme Kaydedici Cihazları Kullanmaları Mecburiyeti Hakkında Kanun, Belediye Gelirleri Kanunu, 1318 ve 4208 Sayılı Kanunlar ile 178 sayılı Maliye Bakanlığının Teşkilat ve Görevleri Hakkında Kanun Hükmünde Kararname ve 190 Sayılı Genel Kadro ve Usulü Hakkında Kanun Hükmünde Kararnamede Değişiklik Yapılması Hakkında Kanun

Vergi, Resim ve Diğer Gelirlerin Dayanakları			ÖZETİ
Çeşidi	Tarihi	Numarası	
Kanun	29.7.1998	4375	Türk Silahlı Kuvvetleri İç Hizmet Kanunu, Devlet Memurları Kanunu ve Türkiye Cumhuriyeti Emekli Sandığı Kanunununda Değişiklik Yapılmasına Dair Kanun
"	31.7.1998	4381	Seçimlerle İlgili Bazı Kanunlarda Değişiklik Yapılması; Türkiye Büyük Millet Meclisinin 21 inci Dönem Milletvekili Genel Seçimleri ve Birlikte Yapılacak Mahalli İdareler Genel Seçimleri Hakkında Kanun
"	18.6.1999	4389	Bankalar Kanunu
"	28.7.1999	4421	Türk Ceza Kanunu ile Cezaların İnfazı Hakkında Kanunda Değişiklik Yapılmasına Dair Kanun
"	11.8.1999	4444	Gelir Vergisi Kanunu, Kurumlar Vergisi Kanunu, Katma Değer Vergisi Kanunu, Vergi Usul Kanunu, Emlâk Vergisi Kanunu, Belediye Gelirleri Kanunu ve Harçlar Kanununda Değişiklik Yapılması Hakkında Kanun
"	25.8.1999	4447	İşsizlik Sigortası Kanunu (Sosyal Sigortalar Kanunu, Tarım İşçileri Sosyal Sigortalar Kanunu, Türkiye Cumhuriyeti Emekli Sandığı Kanunu, Esnaf ve Sanatkarlar ve Diğer Bağımsız Çalışanlar Sosyal Sigortalar Kurumu Kanunu, Tarımda Kendi Adına ve Hesabına Çalışanlar Sosyal Sigortalar Kanunu ile İş Kanununun Bir Maddesinin Değiştirilmesi ve Bu Kanunlara Ek ve Geçici Maddeler Eklenmesi, İşsizlik Sigortası Kurulması, Çalışanların Tasarrufa Teşvik Edilmesi ve Bu Tasarrufların Değerlendirilmesine Dair Kanunun İki Maddesinin Yürürlükten Kaldırılması ile Genel Kadro ve Usulü Hakkında Kanun Hükmünde Kararnamenin Eki Cetvellerde Değişiklik Yapılması Hakkında Kanun)
"	27.8.1999	4452	Doğal Afetlere Karşı Alınacak Önlemler ve Doğal Afetler Nedeniyle Doğan Zararların Giderilmesi İçin Yapılacak Düzenlemeler Hakkında Yetki Kanunu
K.H.K.	1.9.1999	574	Umumi Hayata Müessir Afetler Dolayısıyla Alınacak Tedbirlerle Yapılacak Yardımlara Dair Kanunda Değişiklik Yapılması Hakkında Kanun Hükmünde Kararname
"	23.9.1999	576	Doğal Afetlerde Yapılacak Yardımların Düzenlenmesi ile Vergilerin Ödeme Sürelerinin Uzatılmasına ve Bazı Kanunlarda Değişiklik Yapılmasına Dair Kanun Hükmünde Kararname
Kanun	10/27/1999	4457	Türk Akreditasyon Kurumu Kuruluş ve Görevleri Hakkında Kanun
"	10/27/1999	4458	Gümrük Kanunu
K.H.K	11/22/1999	582	Afetten Doğan Zararların Giderilmesi Hakkında Kanun Hükmünde Kararname
Kanun	11/26/1999	4481	17.08.1999 ve 12.11.1999 Tarihlerinde Marmara Bölgesi ve Civarında Meydana Gelen Depremin Yol Açtığı Ekonomik Kayıpları Gidermek Amacıyla Bazı Mükellefiyetler İhdası ve Bazı Vergi Kanunlarında Değişiklik Yapılması Hakkında Kanun

Vergi, Resim ve Diğer Gelirlerin Dayanakları			ÖZETİ
Çeşidi	Tarihi	Numarası	
Kanun	2.12.1999	4484	Doğal Afetlere Karşı Alınacak Önlemler ve Doğal Afetler Nedeniyle Doğan Zararların Giderilmesi İçin Yapılacak Düzenlemeler Hakkında Yetki Kanununun 1 ve 2 nci Maddelerinde Değişiklik Yapılmasına ve Sürenin Uzatılmasına İlişkin Kanun
"	16.12.1999	4490	Türk Uluslararası Gemi Sicil Kanunu İle 491 Sayılı Kanun Hükmünde Kararnamede Değişiklik Yapılmasına Dair Kanun
K.H.K	27.12.1999	586	Sivil Müdafaa Kanunu İle Belediye Kanununda Değişiklik Yapılmasına Dair Kanun Hükmünde Kararname
"	27.12.1999	587	Zorunlu Deprem Sigortasına Dair Kanun Hükmünde Kararname
"	29.12.1999	588	Konut Edindirme Yardımı Hesaplarının Tasfiyesine Dair Kanun Hükmünde Kararname
"	17.1.2000	589	Bazı Kanun ve Kanun Hükmünde Kararnamelerde Değişiklik Yapılmasına Dair Kanun Hükmünde Kararname
Kanun	27.1.2000	4502	Telgraf ve Telefon Kanunu, Ulaştırma Bakanlığının Teşkilat ve Görevleri Hakkında Kanun, Telsiz Kanunu ve Posta, Telgraf ve Telefon İdaresinin Biriktirme ve Yardım Sandığı Hakkında Kanun İle Genel Kadro ve Usulü Hakkında Kanun Hükmünde Kararnamenin Eki Cetvellerde Değişiklik Yapılmasına Dair Kanun
"	27.1.2000	4505	Sosyal Güvenlikle İlgili Bazı Kanunlarda Değişiklik Yapılması ve Temsil Tazminatı Ödenmesi Hakkında Kanun
"	17.2.2000	4533	Gelibolu Yarımadası Tarihi Milli Parkı Kanunu
"	24.2.2000	4536	Denizlerde ve Yurt Yüzeyinde Görülen Patlayıcı Madde ve Şüpheli Cisimlere Uygulanacak Esaslara İlişkin Kanun
"	24.2.2000	4538	EURO'nun Hukuki Araçlara Etkisi İle Akaryakıt Tüketim Vergisi Kanununda Değişiklik Yapılması Hakkında Kanun
"	29.2.2000	4539	Doğal Afet Bölgelerinde Afetten Kaynaklanan Hukuki Uyuşmazlıkların Çözümüne ve Bazı İşlemlerin Kolaylaştırılmasına İlişkin Kanun Hükmünde Kararnamenin Kabulü Hakkında Kanun
"	29.2.2000	4540	Doğal Afetlere Karşı Alınacak Önlemler ve Doğal Afetler Nedeniyle Doğan Zararların Giderilmesi İçin Yapılacak Düzenlemeler Hakkında Yetki Kanununun Süresinin Uzatılmasına İlişkin Kanun
K.H.K.	6.3.2000	593	Sakarya İlinde Büyük Şehir Belediyesi Kurulması Hakkında Kanun Hükmünde Kararname
Kanun	12.4.2000	4562	Organize Sanayi Bölgeleri Kanunu
"	23.5.2000	4568	Bazı Fonların Tasfiyesine İlişkin Kanun (Tasarrufların Teşviki ve Kamu Yatırımlarının Hızlandırılması Hakkında Kanunun, Özelleştirme Uygulamalarının Düzenlenmesine ve Bazı Kanun ve Kanun Hükmünde Kararnamelerde Değişiklik Yapılmasına Dair Kanunun, Asker Ailelerinden Muhtaç Olanlara Yardım Hakkında Kanunun, Futbol Müsabakalarında Müşterek Bahisler Tertibi Hakkında Kanunun, Gecekondu Kanununun, Sağlık Hizmetleri Temel Kanununun ve Ödeme Güçlüğü İçinde Bulunan Bankerlerin İşlemleri Hakkında Kanun Hükmünde Kararnamenin Bazı Maddelerinin Değiştirilmesi ve Yürürlükten Kaldırılması İle Bazı Tekel Maddeleri Fiyatlarına Yapılan Zamlardan Elde Edilen Hasılatın T.C.Merkez Bankasında Açılacak Bir Deprem Fonu Hesabında Toplanmasına Dair Kanunun Yürürlükten Kaldırılması Hakkında Kanun)

Vergi, Resim ve Diğer Gelirlerin Dayanakları			ÖZETİ
Çeşidi	Tarihi	Numarası	
Kanun	1.6.2000	4572	Tarım Satış Kooperatif ve Birlikleri Hakkında Kanun
"	23.6.2000	4586	Petrolün Boru Hatları İle Transit Geçişine Dair Kanun
"	29.6.2000	4588	Kamu Kurum ve Kuruluşlarının Teşkilat, Görev ve Yetkilerine İlişkin Konularla Kamu Personeli Arasındaki Ücret Dengesizliklerinin Giderilmesi ve Kamu Mali Yönetiminde Disiplinin Sağlanması İçin Yapılacak Düzenlemeler Hakkında Yetki Kanunu
"	15.11.2000	4603	Türkiye Cumhuriyeti Ziraat Bankası, Türkiye Halk Bankası A.Ş ve Türkiye Emlak Bankası A.Ş Hakkında Kanun
"	20.2.2001	4628	Elektrik Piyasası Kanunu
"	21.2.2001	4629	Bazı Fonların Tasfiyesi Hakkında Kanun
"	28.2.2001	4631	Hayvan Islahı Kanunu
"	28.3.2001	4632	Bireysel Emeklilik Tasarruf ve Yatırım Sistemi Kanunu
"	4.4.2001	4634	Şeker Kanunu
"	5.4.2001	4636	Milli Savunma Bakanlığı Akaryakıt İkmal ve Nato Pol Tesisleri İşletme Başkanlığının Kuruluşu ve Görevleri Hakkında Kanun
"	10.4.2001	4639	Memurlar ve Diğer Kamu Görevlileri Hakkındaki Bazı Kanunlarda Değişiklik Yapılmasına Dair Yetki Kanunu
"	12.4.2001	4645	Emniyet Genel Müdürlüğü'ne Ait Araç, Gereç, Mal ve Malzemenin Satış, Hibe, HEK ve Hurda Durum ve İşlemleri ile Hizmet Satışına Dair Kanun
"	18.4.2001	4646	Doğal Gaz Piyasası Kanunu
"	20.6.2001	4684	Bazı Kanun ve Kanun Hükmünde Kararnamelerde Değişiklik Yapılmasına Dair Kanun
"	25.6.2001	4688	Kamu Görevlileri Sendikaları Kanunu
"	26.6.2001	4691	Teknoloji Geliştirme Bölgeleri Kanunu
"	28.6.2001	4697	Bazı Vergi Kanunlarında Değişiklik Yapılmasına Dair Kanun
"	28.6.2001	4702	Yükseköğretim Kanunu, Çıraklık ve Meslek Eğitim Kanunu, İlköğretim ve Eğitim Kanunu, Milli Eğitim Temel Kanunu, Milli Eğitim Bakanlığının Teşkilat ve Görevleri Hakkında Kanun ile 24.3.1988 Tarihli ve 3418 Sayılı Kanunda Değişiklik Yapılması ve Bazı Kağıt ve İşlemlerden Eğitime Katkı Payı Alınması Hakkında Kanun ile Milli Eğitim Bakanlığının Teşkilat ve Görevleri Hakkında Kanunda Değişiklik Yapılmasına Dair Kanun
"	29.6.2001	4703	Ürünlere İlişkin Teknik Mevzuatın Hazırlanması ve Uygulanmasına Dair Kanun
"	29.6.2001	4705	Yurt Dışına Çıkışlardan Harç Alınması ve 4481 Sayılı Kanunda Değişiklik Yapılması Hakkında Kanun
"	29.6.2001	4706	Hazineye Ait Taşınmaz Malların Değerlendirilmesi ve Katma Değer Vergisi Kanununda Değişiklik Yapılması Hakkında Kanun

Vergi, Resim ve Diğer Gelirlerin Dayanakları			ÖZETİ
Çeşidi	Tarihi	Numarası	
Kanun	22.11.2001	4721	Türk Medeni Kanunu
"	28.12.2001	4731	17/8/1999 ve 12/11/1999 Tarihlerinde Meydana Gelen Depremlerden Zarar Görenlerin Vergi Borçları ve Vergi Cezalarının Terkini ile Vergi Usul Kanunu, Katma Değer Vergisi Kanunu, Harçlar Kanunu ve Organize Sanayi Bölgeleri Kanununda Değişiklik Yapılması Hakkında Kanun
"	3.1.2002	4733	Tütün, Tütün Mamulleri, Tuz ve Alkol İşletmeleri Genel Müdürlüğünün Yeniden Yapılandırılması ile Tütün ve Tütün Mamullerinin Üretimine, İç ve Dış Alım ve Satımına, 4046 Sayılı Kanunda ve 233 Sayılı Kanun Hükmünde Kararnamede Değişiklik Yapıllmasına Dair Kanun
	4.1.2002	4734	Kamu İhale Kanunu
	9.1.2002	4737	Endüstri Bölgeleri Kanunu (Endüstri Bölgeleri Kanunu ve Organize Sanayi Bölgeleri Kanununda Değişiklik Yapılması Hakkında Kanun)
"	30.1.2002	4743	Mali Sektöre Olan Borçların Yeniden Yapılandırılması ve Bazı Kanunlarda Değişiklik Yapılması Hakkında Kanun
"	7.2.2002	4745	Denizcilik Müsteşarlığının Kuruluş ve Görevleri Hakkında Kanun Hükmünde Kararname, Devlet Memurları Kanunu, Harcırah Kanunu ile Genel Kadro ve Usulü Hakkında Kanun Hükmünde Kararnamede Değişiklik Yapılmasına Dair Kanun
"	20.3.2002	4747	İstihdamın Teşviki Amacıyla Ücret Dışı Yüklerden Bazılarının Ödenmesinin Ertelenmesi ile Sosyal Sigortalar Kanunu Esnaf ve Sanatkarlar ve Diğer Bağımsız Çalışanlar Sosyal Sigortalar Kurumu Kanunu ve 631 Sayılı Kanun Hükmünde Kararnamede Değişiklik Yapılmasına Dair Kanun
"	28.3.2002	4749	Kamu Finansmanı ve Borç Yönetiminin Düzenlenmesi Hakkında Kanun
"	3.4.2002	4751	Vergi Usul Kanunu, Emlak Vergisi Kanunu ve Harçlar Kanununda Değişiklik Yapılmasına İlişkin Kanun
"	15.5.2002	4756	Radyo ve Televizyonların Kuruluş ve Yayınları Hakkında Kanun, Basın Kanunu, Gelir Vergisi Kanunu ile Kurumlar Vergisi Kanununda Değişiklik Yapılmasına Dair Kanun
"	6.6.2002	4760	Özel Tüketim Vergisi Kanunu
"	12.6.2002	4761	Bazı Kanunlarda Değişiklik Yapılması Hakkında Kanun
"	29.7.2002	4769	Ceza İnfaz Kurumları ve Tutukevleri Personeli Eğitim Merkezleri Kanunu
"	25.2.2003	4811	Vergi Barışı Kanunu
"	27.2.2003	4817	Yabancıların Çalışma İzinleri Hakkında Kanun
"	3.4.2003	4837	Ekonomik İstikrarı Sağlamak İçin Ek Vergiler Alınması Hakkında Kanun
"	9.4.2003	4842	Bazı Kanunlarda Değişiklik Yapılması Hakkında Kanun
"	24.4.2003	4853	Çalışanların Tasarruflarını Teşvik Hesabının Tasfiyesi ve Bu Hesaptan Yapılacak Ödemelere Dair Kanun
"	22.5.2003	4857	İş Kanunu

Vergi, Resim ve Diğer Gelirlerin Dayanakları			ÖZETİ
Çeşidi	Tarihi	Numarası	
Kanun	4.6.2003	4865	Ulusal Bor Araştırma Enstitüsü Kurulması Hakkında Kanun
"	25.6.2003	4904	Türkiye İş Kurumu Kanunu
"	26.6.2003	4911	Sivil Hava Araçları Üçüncü Şahıs Mesuliyet Sigortasının Ticari Olarak Temin Edilemeyen Kısmının Devlet Garantisi ile Karşılanması Hakkında Kanun
"	1.7.2003	4915	Kara Avcılığı Kanunu
"	10.7.2003	4924	Eleman Temininde Güçlük Çekilen Yerlerde Sözleşmeli Sağlık Personeli Çalıştırılması ile Bazı Kanun ve Kanun Hükmünde Kararnamelerde Değişiklik Yapılması Hakkında Kanun
"	10.7.2003	4925	Karayolu Taşıma Kanunu
"	10.7.2003	4926	Kaçakçılıkla Mücadele Kanunu
"	23.7.2003	4954	Türkiye Adalet Akademisi Kanunu
"	29.7.2003	4958	Sosyal Sigortalar Kurumu Kanunu
"	30.7.2003	4961	Türk Parasının Kıymetini Koruma Hakkında Kanunda Değişiklik Yapılmasına Dair Kanun
"	30.7.2003	4962	Bazı Kanunlarda Değişiklik Yapılması ve Vakıflara Vergi Muafiyeti Tanınması Hakkında Kanun
"	31.7.2003	4969	Bazı Kanun ve Kanun Hükmünde Kararnamelerde Değişiklik Yapılmasına Dair Kanun
"	9.10.2003	4982	Bilgi Edinme Hakkı Kanunu
"	6.11.2003	5000	Türk Patent Enstitüsü Kuruluş ve Görevleri Hakkında Kanun
"	4.12.2003	5015	Petrol Piyasası Kanunu
"	10.12.2003	5018	Kamu Mali Yönetimi ve Kontrol Kanunu
"	16.12.2003	5021	Bazı Kanunlarda Değişiklik Yapılması ve Bankalar Kanunu Hükümlerine İstinaden Bankacılık İşlemleri Yapma ve Mevduat Kabul Etme İzni Kaldırılan Türkiye İmar Bankası Türk Anonim Şirketi Hakkında Tesis Edilecek Bazı İşlemler Hakkında Kanun
"	17.12.2003	5024	Vergi Usul Kanunu, Gelir Vergisi Kanunu ve Kurumlar Vergisi Kanununda Değişiklik Yapılması Hakkında Kanun
"	25.12.2003	5035	Bazı Kanunlarda Değişiklik Yapılması Hakkında Kanun
"	8.1.2004	5042	Yeni Bitki Çeşitlerine Ait Islahçı Haklarının Korunmasına İlişkin Kanun
"	15.1.2004	5070	Elektronik İmza Kanunu
"	28.1.2004	5083	Türkiye Cumhuriyeti Devletinin Para Birimi Hakkında Kanun
"	29.1.2004	5084	Yatırımların ve İstihdamın Teşviki ile Bazı Kanunlarda Değişiklik Yapılması Hakkında Kanun
"	10.2.2004	5086	Yabancılara İkinci El Taşıt Satışı Hakkında Kanun
"	3.3.2004	5102	Yüksek Öğrenim Öğrencilerine Burs, Kredi Verilmesine İlişkin Kanun

Vergi, Resim ve Diğer Gelirlerin Dayanakları			ÖZETİ
Çeşidi	Tarihi	Numarası	
Kanun	4.3.2004	5104	Kuzey Ankara Girişi Kentsel Dönüşüm Projesi Kanunu
"	28.4.2004	5149	Spor Müsabakalarında Şiddet ve Düzensizliğin Önlenmesine Dair Kanun
"	25.5.2004	5176	Kamu Görevlileri Etik Kurulu Kurulması ve Bazı Kanunlarda DeğişiklikYapılması Hakkında Kanun
"	26.5.2004	5177	Maden Kanununda ve Bazı Kanunlarda Değişiklik Yapılmasına İlişkin Kanun
"	27.5.2004	5179	Gıdaların Üretimi, Tüketimi ve Denetlenmesine Dair Kanun Hükmünde Kararnamenin Değiştirilerek Kabulü Hakkında Kanun
"	9.6.2004	5187	Basın Kanunu
"	10.6.2004	5188	Özel Güvenlik Hizmetlerine Dair Kanun
"	22.6.2004	5193	Optisyenlik Hakkında Kanun
"	22.6.2004	5194	Bazı Kanun Hükmünde Kararnamelerde Değişiklik Yapılmasına Dair Kanun
"	24.6.2004	5199	Hayvanları Koruma Kanunu
"	29.6.2004	5200	Tarımsal Üretici Birlikleri Kanunu
"	10.7.2004	5216	Büyükşehir Belediyesi Kanunu
"	14.7.2004	5217	Özel Gelir ve Özel Ödeneklerin Düzenlenmesi İle Bazı Kanun ve Kanun Hükmünde Kararnamelerde Değişiklik Yapılması Hakkında Kanun
"	14.7.2004	5224	Sinema Filmlerinin Değerlendirilmesi ve Sınıflandırılması ile Desteklenmesi Hakkında Kanun
"	14.7.2004	5225	Kültür Yatırımları ve Girişimlerini Teşvik Kanunu
"	16.7.2004	5228	Bazı Kanunlarda ve 178 Sayılı Kanun Hükmünde Kararnamede Değişiklik Yapılması Hakkında Kanun
"	16.7.2004	5230	Pamukbank Türk Anonim Şirketinin Türkiye Halk Bankası Anomin Şirketine Devri ve Bazı Kanunlarda Değişiklik Yapılmasına İlişkin Kanun
"	17.7.2004	5233	Terör ve Terörle Mücadeleden Doğan Zararların Karşılanması Hakkında Kanun
"	17.9.2004	5234	Bazı Kanun ve Kanun Hükmünde Kararnamelerde Değişiklik Yapılmasına Dair Kanun
"	26.9.2004	5237	Türk Ceza Kanunu
"	4.11.2004	5252	Türk Ceza Kanununun Yürürlük ve Uygulama Şekli Hakkında Kanun
"	4.11.2005	5253	Dernekler Kanunu
"	1.12.2004	5262	Organik Tarım Kanunu
"	4.12.2004	5271	Ceza Muhakemesi Kanunu
"	13.12.2004	5275	Ceza ve Güvenlik Tedbirlerinin İnfazı Hakkında Kanun
"	30.12.2004	5281	Vergi Kanunlarının Yeni Türk Lirasına Uyumu ile Bazı Kanunlarda Değişiklik Yapılması Hakkında Kanun
"	6.1.2005	5283	Bazı Kamu Kurum ve Kuruluşlarına Ait Sağlık Birimlerinin Sağlık Bakanlığına Devredilmesine Dair Kanun

Vergi, Resim ve Diğer Gelirlerin Dayanakları			ÖZETİ
Çeşidi	Tarihi	Numarası	
"	10.2.2005	5300	Tarım Ürünleri Lisanslı Depoculuk Kanunu
"	22.2.2005	5302	İl Özel İdaresi Kanunu
"	2.3.2005	5307	Sıvılaştırılmış Petrol Gazları (LPG) Piyasası Kanunu ve Elektrik Piyasası Kanununda Değişiklik Yapılmasına Dair Kanun
"	23.3.2005	5320	Ceza Muhakemesi Kanununun Yürürlük ve Uygulama Şekli Hakkında Kanun
"	24.3.2005	5324	Kozmetik Kanunu
"	30.3.2005	5326	Kabahatler Kanunu
"	21.4.2005	5335	Bazı Kanun ve Kanun Hükmünde Kararnamelerde Değişiklik Yapılmasına Dair Kanun
"	5.5.2005	5345	Gelir İdaresi Başkanlığının Teşkilat ve Görevleri Hakkında Kanun
"	10.5.2005	5346	Yenilenebilir Enerji Kaynaklarının Elektrik Enerjisi Üretimi Amaçlı Kullanımına İlişkin Kanun
"	7.6.2005	5362	Esnaf ve Sanatkarlar Meslek Kuruluşları Kanunu
"	14.6.2005	5363	Tarım Sigortaları Kanunu
"	16.6.2005	5366	Yıpranan Tarihi ve Kültürel Taşınmaz Varlıkların Yenilenerek Korunması ve Yaşatılarak Kullanılması Hakkında Kanun
"	16.6.2005	5368	Lisanslı Harita Kadastro Mühendisleri ve Büroları Hakkında Kanun
"	16.6.2005	5369	Evrensel Hizmetin Sağlanması ve Bazı Kanunlarda Değişiklik Yapılması Hakkında Kanun
"	3.7.2005	5393	Belediye Kanunu
"	3.7.2005	5395	Çocuk Koruma Kanunu
"	3.7.2005	5398	Özelleştirme Uygulamalarının Düzenlenmesine ve Bazı Kanun ve Kanun Hükmünde Kararnamelerde Değişiklik Yapılmasına Dair Kanunda ve Bazı Kanunlarda Değişiklik Yapılması Hakkında Kanun
"	3.7.2005	5403	Toprak Koruma ve Arazi Kullanımı Kanunu

İKİLİ ANLAŞMALARIN UYGUN BULUNDUĞUNA DAİR KANUNLAR

Türkiye Cumhuriyeti Hükümeti ile aşağıda belirtilen devletler arasında imzalanmış bulunan, gelir ve servet vergilerinde çifte vergilendirmenin önlenmesine, Türk mal, hak ve menfaatlerinin tazminine, ham petrol boru hattı ve diğer bazı husulara ilişkin anlaşmaların uygun bulunduğuna dair kanunlar

Vergi, Resim ve Diğer Gelirlerin Dayanakları			TARAF OLAN DİĞER DEVLET
Çeşidi	Tarihi	Numarası	
Kanun	8.5.1973	1719	Avusturya Hükümeti
"	26.6.1975	1917	Norveç Krallığı
"	12.3.1982	2637	Mısır Arap Cumhuriyeti
"	19.10.1983	2930	Libya Arap Halk Sosyalist Cemahiriyesi
"	10.6.1985	3228	İtalya Cumhuriyeti
"	10.6.1985	3229	Kore Cumhuriyeti
"	20.2.1986	3263	Haşimi Ürdün Krallığı
"	27.2.1986	3264	Federal Almanya Cumhuriyeti
"	4.3.1986	3265	Irak Cumhuriyeti Hükümeti
"	18.5.1987	3364	Tunus Cumhuriyeti
"	27.5.1988	3456	Romanya Sosyalist Cumhuriyeti
"	27.5.1988	3457	Pakistan İslam Cumhuriyeti
"	27.5.1988	3458	Büyük Britanya ve Kuzey İrlanda Birleşik Krallığı
"	27.5.1988	3459	Hollanda Krallığı
"	10.11.1988	3498	Finlandiya Cumhuriyeti
"	10.11.1988	3499	Belçika Krallığı
"	10.11.1988	3500	Kuzey Kıbrıs Türk Cumhuriyeti
"	7.12.1988	3509	Fransa Cumhuriyeti
"	18.4.1990	3627	Suudi Arabistan Krallığı
"	19.4.1990	3633	İsveç Krallığı
"	9.5.1991	3740	İtalya Cumhuriyeti
"	11.3.1993	3884	Danimarka Krallığı
"	15.9.1994	4012	Japonya

Vergi, Resim ve Diğrer Gelirlerin Dayanakları			TARAF OLAN DİĞER DEVLET
Çeşidi	Tarihi	Numarası	
Kanun	21.9.1994	4031	Macaristan Cumhuriyeti
"	27.9.1994	4040	Birleşik Arap Emirlikleri
"	24.11.1994	4052	Rusya Federasyonu Hükümeti
"	25.7.1996	4154	Arnavutluk Cumhuriyeti
"	25.7.1996	4155	Kazakistan Cumhuriyeti
"	25.7.1996	4156	Makedonya Cumhuriyeti
"	28.8.1996	4169	Polonya Cumhuriyeti
"	28.8.1996	4170	Cezayir Demokratik Halk Cumhuriyeti
"	28.8.1996	4171	Malezya Hükümeti
"	28.8.1996	4172	Mısır Arap Cumhuriyeti
"	28.8.1996	4173	Bulgaristan Cumhuriyeti
"	28.8.1996	4174	Moğolistan
"	28.8.1996	4175	Çin Halk Cumhuriyeti
"	28.8.1996	4176	Hindistan Cumhuriyeti
"	4/4/1997	4240	Azerbaycan Cumhuriyeti
"	4/4/1997	4241	Türkmenistan Hükümeti
"	17.7.1997	4298	Özbekistan Cumhuriyeti
"	11.12.1997	4312	Amerika Birleşik Devletleri
"	11.2.1998	4339	Ukrayna Hükümeti
"	26.2.1998	4344	İsrail Devleti
"	26.2.1998	4345	Beyaz Rusya Cumhuriyeti
"	26.2.1998	4352	Endonezya Cumhuriyeti
"	7.7.1999	4403	Ukrayna Hükümeti
"	23.7.1999	4420	Mısır Arap Cumhuriyeti Hükümeti
"	30.7.1999	4426	Rusya Federasyonu Hükümeti
"	30.7.1999	4428	Slovak Cumhuriyeti
"	30.7.1999	4429	Kuveyt Devleti
"	3.11.1999	4466	Türkmenistan
"	4.11.1999	4467	Bulgaristan Cumhuriyeti Hükümeti
"	10.12.1999	4486	Bulgaristan Cumhuriyeti Hükümeti

Vergi, Resim ve Diğrer Gelirlerin Dayanakları			TARAF OLAN DİĞER DEVLET
Çeşidi	Tarihi	Numarası	
Kanun	1.2.2000	4511	Özbekistan Cumhuriyeti Hükümeti
"	1.2.2000	4525	Hırvatistan Cumhuriyeti
"	1.2.2000	4526	Moldova Cumhuriyeti Hükümeti
"	1.2.2000	4527	Litvanya Cumhuriyeti Hükümeti
"	7.3.2000	4544	Romanya
"	7.3.2000	4546	Makedonya Cumhuriyeti
"	4.4.2000	4561	Avusturya Cumhuriyeti
"	2.6.2000	4573	Rusya Federasyonu Hükümeti
"	1.11.2000	4597	Slovenya Cumhuriyeti
"	2.11.2000	4598	Çin Halk Cumhuriyeti Hong Kong Özel İdari Bölgesi Hükümeti
"	26.4.2001	4663	Singapur Cumhuriyeti
"	26.4.2001	4664	Kırgız Cumhuriyeti
"	18.10.2001	4718	Tacikistan Cumhuriyeti
"	30.1.2003	4801	Hırvatistan Cumhuriyeti
"	26.2.2003	4812	Kuzey Kıbrıs Türk Cumhuriyeti Hükümeti
"	26.2.2003	4813	Kuzey Kıbrıs Türk Cumhuriyeti Hükümeti
"	26.2.2003	4815	Bosna ve Hersek
"	9.7.2003	4922	Çek Cumhuriyeti
"	9.7.2003	4923	İran İslam Cumhuriyeti Hükümeti
"	15.7.2003	4930	Bangladeş Halk Cumhuriyeti Hükümeti
"	15.7.2003	4931	Slovenya Cumhuriyeti
"	15.7.2003	4932	Sudan Cumhuriyeti
"	15.7.2003	4938	Letonya Cumhuriyeti Hükümeti
"	16.10.2003	4986	İspanya Krallığı
"	25.12.2003	5032	Yunanistan Cumhuriyeti
"	29.4.2004	5157	Tayland Krallığı Hükümeti
"	29.4.2004	5158	Estonya Cumhuriyeti Hükümeti
"	29.4.2004	5161	Suriye Arap Cumhuriyeti Hükümeti
"	2.12.2004	5267	Lüksemburg Büyük Dükalığı
"	4/29/2005	5342	Fas Krallığı
"	4/29/2005	5343	Lübnan Cumhuriyeti

Vergi, Resim ve Diğer Gelirlerin Dayanakları			ÖZETİ
Çeşidi	Tarihi	Numarası	

DİĞER MEVZUAT

a) Dağıtılmış Meblağların Geri Alınması :

Ziraat kanunları ve diğer özel kanunlar gereğince dağıtılmış olan tutarların geri alınmasına dair hükümler ile irade ve kanunlara veya hükümetçe verilmiş olan yetkiye dayanılarak akdolunan her tür imtiyaz sözleşmeleri ve bunlara ait kararların gelire ilişkin hükümleri

b) Kaldırılmış Vergiler Artıkları :

Çeşitli tarihlerde yürürlükten kaldırılmış veya hükmü kalmamış olan kanun ve tüzüklerin yürürlükte oldukları tarihlerde tahakkuk etmiş veya bu kanun ve tüzükler uyarınca tahakkuk edecek bütün vergi, resim, harç, ücret ve iltizam bedelleri ile bunların zam, ceza, vesair kalıntıları.

c) Para Cezaları :

Kanun, tüzük, kararname ve yönetmelikler ile diğer mevzuatın para cezası alınmasını öngören hükümleri

d) Tazminatlar :

Kanunlarla tüzük ve kararnamelerin zam ve ceza alınmasını öngören hükümleri; kanun, tüzük ve yönetmelikler gereğince Devlet adına okutulan öğrencilerden görev (Mecburi hizmet) talep etmeyenlerin ödeyecekleri tazminatlara dair hükümler.

e) Faizler :

Hazine portföyü geliri ile bankalar nezdinde açılan hesabı carilerden Hazine lehine tahakkuk eden faiz ve gelir farkları ile Hazinenin iştirak ettiği teşebbüslerden elde ettiği gelirler

f) Diğer Hükümler :

Bu cetvellerde herhangi bir şekilde yer almayan kanun, kanun hükmünde kararname, kararname, tüzük, yönetmelik, tebliğ ve diğer mevzuat ile ikili veya çok taraflı her türlü anlaşmanın gelir, tarh, tahakkuk ve tahsiline ilişkin hükümleri

(II) Sayılı Özel Bütçeli İdareler

Vergi, Resim ve Diğer Gelirlerin Dayanakları			ÖZETİ
Çeşidi	Tarihi	Numarası	
Kanun	4/23/1926	1593	Umumi Hıfzıssıhha Kanunu
"	6/13/1931	2819	Elektrik İşleri Etüd İdaresi Teşkiline Dair Kanun
"	6/13/1931	2804	Maden Tetkik ve Arama Genel Müdürlüğü Kanunu
"	6/5/1935	2762	Vakıflar Kanunu
"	4/20/1936	2950	Vakıf Mallarının Taksitle Satılması ve Kiraya Verilmesi ve Satış Paralarının Kullanılması ve Emanetten İdare Edilen Mülhak Vakıflardan İdare ve Tahsil Masrafı Alınması Hakkındaki Kanun
Tüzük	7/17/1936		Vakıflar Nizamnamesi
Kanun	6/9/1945	5441	Devlet Tiyatrosu Kuruluşu Hakkında Kanun
"	7/21/1953	6183	Amme Alacaklarının Tahsil Usulü Hakkındaki Kanun
"	1/11/1954	6219	Türkiye Vakıflar Bankası Türk Anonim Ortaklığı Kanunu
"	6/24/1954	7163	Türkiye ve Orta - Doğu Amme İdaresi Enstitüsü Teşkilat Kanunu
"	6/30/1954	6426	Türkiye ile Amerika Birleşik Devletleri Arasındaki Vergi Muafiyetleri Anlaşmasının Tasdikine Dair Kanun
"	5/18/1955	6570	Gayrimenkul Kiraları Hakkında Kanun
"	6/27/1956	6760	Vakıflar Umum Müdürlüğü Vazife ve Teşkilatı Hakkında Kanun
"	10/26/1956	118	İhracatı Geliştirme Etüd Merkezi Kurulması Hakkında Kanun
"	11/17/1956	132	Türk Standartları Enstitüsü Kuruluş Kanunu
"	8/15/1957	351	Yüksek Öğrenim Kredi ve Yurtlar Kurumu Kanunu
"	7/16/1959	278	Türkiye Bilimsel ve Teknolojik Araştırma Kurumu Kurulması Hakkında Kanun
"	4/29/1959	7258	Futbol Müsabakalarında Müşterek Bahis ve Tertibi Hakkında Kanun
"	4/7/1961	580	Milli Prodüktivite Merkezi Kuruluş Kanunu
	7/14/1970	1309	Devlet Opera ve Balesi Genel Müdürlüğü Kuruluşu Hakkında Kanun
"	7/8/1978	2690	Türkiye Atom Enerji Kurumu Kanunu
"	8/10/1979	2876	Atatürk Kültür, Dil ve Tarih Yüksek Kurumu Kanunu

Vergi, Resim ve Diğer Gelirlerin Dayanakları			ÖZETİ
Çeşidi	Tarihi	Numarası	
Kanun	11/4/1981	2547	Yükseköğretim Kanunu
"	11/6/1981	2548	Gemi Sağlık Resmi Kanunu
"	11/6/1981	3238	Savunma Sanayi Müsteşarlığının Kurulması ve 11 Temmuz 1939 tarih ve 3670 sayılı Milli Piyango Teşkiline Dair Kanunun İki Maddesi İle 23 Ekim 1984 tarih ve 3065 sayılı Katma Değer Vergisi Kanununun Bir Maddesinde Değişiklik Yapılaması Hakkında Kanun
K.H.K.	6/8/1984	227	Vakıflar Genel Müdürlüğünün Teşkilat ve Görevleri Hakkında Kanun Hükmünde Kararname
KHK	10/18/1985	383	Özel Çevre Koruma Kurumu Başkanlığı Kurulmasına Dair Kanun Hükmünde Kararnan
Kanun	4/11/1986	3624	Küçük ve Orta Ölçekli Sanayi Geliştirme ve Destekleme İdaresi Başkanlığı Kurulması Hakkında Kanun
"	5/21/1986	3289	Gençlik ve Spor Genel Müdürlüğünün Teşkilat ve Görevleri Hakkında Kanun
KHK	8/12/1989	497	Türkiye Bilimler Akademisinin Kurulması Hakkında Kanun Hükmünde Kararname
KHK	10/27/1989	388	Güneydoğu Anadolu Projesi Bölge Kalkınma İdaresi Teşkilatının Kuruluş ve Görevleri Hakkında Kanun Hükmünde Kararname
Kanun	11/23/1990	4046	Özelleştirme Uygulamaları Hakkında Kanun
"	11/19/1992	3843	Yükseköğretim kurumlarında İkili Öğretim Yapılması, 2547 sayılı Yükseköğretim Kanununun Bazı Maddelerinin Değiştirilmesi ve Bu Kanuna Bir Ek Madde Eklenmesine Dair Kanun
"	8/5/1993	4301	Ceza İnfaz Kurumları ile Tutukevleri İşyurtları Kurumunun Kuruluş ve İdaresine İlişkin Kanun
"	10/26/1995	4457	Türk Akreditasyon Kurumu Kuruluş ve Görevleri Hakkında Kanun
"	1/5/1999	5000	Türk Patent Enstitüsü Kuruluş ve Görevleri Hakkında Kanun Hükmünde Kararnamenin Değiştirilerek Kabulü ile Genel Kadro ve Usulü Hakkında Kanun Hükmünde Kararnamenin Eki Cetvellerde ve Devlet Memurları Kanununda Değişiklik Yapılmasına Dair Kanun
"	6/3/1999	4865	Ulusal Bor Araştırma Enstitüsü Kurulması Hakkında Kanun
"	5/2/2001	4668	Türk İşbirliği ve Kalkınma İdaresi Başkanlığının Teşkilât ve Görevleri Hakkında Kanun (Ekonomik, Kültürel, Başkanlığı Kurulması, 206 Sayılı Kanun Hükmünde Kararnamenin İki Maddesinin Değiştirilmesi ve 190 Sayılı Hükmünde Kararnamenin Eki Cetvellere Bir İlave Yapılması Hakkında 480 Sayılı Kanun Hükmünde Kabulü ile Devlet Memurları Kanununda Değişiklik Yapılmasına Dair Kanun)
"	6/20/2001	4684	Bazı Kanun ve Kanun Hükmünde Kararnamelerde Değişiklik Yapılmasına Dair Kanun
"	7/23/2003	4954	Türkiye Adalet Akademisi Başkanlığı Kanunu
"	7/14/2004	5217	Özel Gelir ve Özel Ödeneklerin Düzenlenmesi İle Bazı Kanun ve Kanun Hüküm Kararnamelerde Değişiklik Yapılması Hakkında Kanun

(III) Sayılı Düzenleyici ve Denetleyici Kurumlar

Vergi, Resim ve Diğer Gelirlerin Dayanakları			ÖZETİ
Çeşidi	Tarihi	Numarası	
Kanun	7/28/1981	2499	Sermaye Piyasası Kanunu
"	11/9/1983	2946	Kamu Konutları Kanunu
"	4/13/1994	3984	Radyo ve Televizyonların Kuruluş ve Yayınları Hakkında Kanun
"	12/7/1994	4054	Rekabetin Korunması Hakkındaki Kanun
	6/18/1999	4389	Bankalar Kanunu
"	1/29/2000	4502	Telgraf ve Telefon Kanunu, Ulaştırma Bakanlığının Teşkilat ve Görevleri Hakk.Kanun, Telsiz Kanunu ve Posta, Telgraf ve Telefon İdaresinin Biriktirme ve Yardım Sandığı Hakkında Kanun ile Genel Kadro ve Usulü Hakk. Kanun Hükmünde Kararnamenin Eki Cetvellerinde Değişiklik Yapılmasına Dair Kanun
"	2/20/2001	4628	Elektrik Piyasası Kanunu
"	4/18/2001	4646	Doğal Gaz Piyasası Kanunu
"	1/3/2002	4733	Tütün, Tütün Mamulleri, Tuz ve Alkol İşletmeleri Genel Müdürlüğünün Yeniden Yapılandırılması ile Tütün ve Tütün Mamullerinin Üretimine, İç ve Dış Alım ve Satımına, 4046 sayılı Kanunda ve 233 sayılı Kanun Hükmünde Kararnamede Değişiklik Yapılmasına Dair Kanun
"	1/4/2002	4734	Kamu İhale Kanunu
"	12/4/2003	5015	Petrol Piyasası Kanunu
"	3/2/2005	5307	Sıvılaştırılmış Petrol Gazları (LPG) Piyasası Kanun uve Elektrik Piyasası Kanununda Değişiklik Yapılmasına Dair Kanun

E – CETVELİ
Bazı Ödeneklerin Kullanımına ve Harcamalara İlişkin Esaslar

Sıra No	AÇIKLAMA
1.	İktisadi Devlet Teşekkülleri ve Kamu İktisadi Kuruluşları Genel Yatırım ve Finansman Programına dahil olmayan kuruluşlara (T.C. Ziraat Bankası A.Ş.'ye, ödemeleri T.C. Ziraat Bankası A.Ş. kanalıyla yapılmak üzere Tarım Kredi Koopetiflerine, Türkiye Halk Bankası A.Ş.'ye) yürürlükte bulunan ve/veya 2006 yılı içinde çıkarılacak Bakanlar Kurulu kararları uyarınca verilen görevler nedeniyle oluşan gelir kaybı ödemeleri ve görev zararları Hazine Müsteşarlığı bütçesine bu amaçla öngörülen ödenekten ilgili Bakanlar Kurulu kararlarında belirlenen esas ve usuller dahilinde kullandırılır.
2.	Tarım ve Köyişleri Bakanlığı bütçesinin 17.01.30.00-04.2.1.02-1-05.4 tertibinde yer alan ödenek, Bakanlar Kurulu kararıyla belirlenen esas ve usuller dahilinde kullandırılmak üzere T.C. Ziraat Bankası aracılığıyla ödenir. 17.01.30.00-04.2.1.11-1-05.4 tertibinde yer alan ödenek ise, çay primi ödemeleri ve çay budama tazminatları için Bakanlar Kurulu kararıyla belirlenen esas ve usuller dahilinde kullanılır.
3.	Tarım ve Köyişleri Bakanlığı bütçesinin 17.01.30.00-04.2.1.03-1-05.4 tertibinde yer alan ödenek, Bakanlar Kurulu kararıyla belirlenen esas ve usuller dahilinde kullandırılmak üzere T.C. Ziraat Bankasına ödenir.
4.	Tarım ve Köyişleri Bakanlığı bütçesinin 17.01.30.00-04.2.1.01-1-05.4 tertibinde yer alan ödenek, tarımsal destekleme politikalarının geliştirilmesi amacıyla çıkarılacak Bakanlar Kurulu kararıyla belirlenen esas ve usuller dahilinde doğrudan gelir desteği ile ilgili ödemelerde T.C. Ziraat Bankası aracılığı ile kullanılır.
5.	Hazine Müsteşarlığı bütçesinin 07.82.36.00-01.1.2.00-1-05.4, 07.82.36.00-01.1.2.00-1-08.1 ve 07.82.36.00-01.1.2.00-1-08.2 tertiplerinde yer alan ödenekler Bakanlar Kurulunca belirlenen esas ve usuller dahilinde aracı bankalar aracılığıyla yatırımların teşviki amacıyla kullanılır.
6.	Hazine Müsteşarlığı bütçesinin 07.82.30.00-04.1.1.00-1-07.2 tertibindeki ödenekten Kıbrıs İşleri Başmüşavirliğinin yurt içinde veya yurt dışında uygun göreceği yatırım projelerinin gerçekleştirilmesinde kullanılmak üzere 10.12.2003 tarihli 5018 sayılı Kanuna ekli (I) ve (II) sayılı cetvellerde yer alan kamu idarelerinin bütçelerinde mevcut veya yeniden açılacak tertiplere aktarma yapmaya Maliye Bakanı yetkili olup, bütçelerine ödenek aktarılacak veya ödemede bulunulacak kuruluşların görevlendirme şekli ile harcama esas ve usulleri Kıbrıs İşlerinden Sorumlu Bakan ve ilgili kuruluşun bağlı olduğu Bakan arasında imzalanacak protokol ile belirlenir. Kuzey Kıbrıs Türk Cumhuriyetinde sermaye giderleri, transfer giderleri ve diğer amaçlarla kullanılmak üzere Türkiye Cumhuriyeti Lefkoşa Büyükelçiliği emrine gönderilen ödeneklerin kullanım amaç, yöntem ve şartları Türkiye Cumhuriyeti ile Kuzey Kıbrıs Türk Cumhuriyeti arasında yapılacak protokol ile tespit olunur.
7.	Hazine Müsteşarlığı bütçesinin 07.82.32.00-01.2.1.00-1-08.2 tertibindeki ödenek, Bakanlar Kurulu kararıyla onaylanmış anlaşmalar gereğince verilecek borç ve krediler için kullanılır.

8. Sosyal Güvenlik Kurumu Başkanlığı bütçesinin 18.75.00.00-10.9.9.02-1-05.2 tertibinde yer alan ödeneğin 1.600.000.000 Yeni Türk Lirasına kadar olan kısmı, müşterek emeklilik nedeniyle Bağ-Kur'un borcuna mahsuben SSK'ya ödenir.
9. Genel bütçe kapsamındaki kamu idareleri ve hazine yardımı alan özel bütçeli idarelerin sosyal yardım zammı borçlarının tümü ile KİT ödeneklerinden ödeme yapılan KİT'lerden Maliye Bakanlığınca uygun bulunanların sosyal yardım zammı borçlarını, 17.7.1964 tarihli ve 506 sayılı Kanunun ek 36 ncı, 8.5.1997 tarihli ve 4247 sayılı Kanunun 1 ve 2 nci, 23.1.1998 tarihli ve 4325 sayılı Kanunun 6 ncı, 24.10.1998 tarihli ve 4382 sayılı Kanunun 3 üncü, 25.8.1999 tarihli ve 4447 sayılı Kanunun geçici 5 inci, 8.1.2003 tarihli ve 4784 sayılı Kanunun 1 inci maddeleri gereğince Hazine tarafından Sosyal Sigortalar Kurumuna yapılması gereken ödemeleri Sosyal Güvenlik Kurumu Başkanlığı bütçesinin ilgili tertibinde yer alan ödenekten mahsup etmeye Çalışma ve Sosyal Güvenlik Bakanı yetkilidir.
10. Maliye Bakanlığı ile Gelir İdaresi Başkanlığının hizmetlerinde kullanılacak binaların inşaatı, bakım ve onarımı ile tefriş ve donanımına ilişkin alımlarda 13.12.1983 tarihli ve 180 sayılı Kanun Hükmünde Kararnamenin 32 nci maddesi hükmü uygulanmaz.
11. Sağlık Bakanlığı bütçesinin 15.01.35.00-07.4.0.00-1-05.3 tertibinde yer alan ödeneğin 1.000.000 Yeni Türk Lirası, Ankara Verem Savaş Derneği içindir.
12. Dışişleri Bakanlığının 11.00.00.02-01.1.3.00-1-05.6, 11.01.36.00-01.2.1.00-1-05.6 ve 11.01.43.00-01.1.3.00-1-05.6 tertiplerinde yer alan ödenekler, Başbakanlık bütçesine aktarılmak suretiyle kullanılır.
13. Anadolu Üniversitesi Açıköğretim Fakültesinin yurt dışında yürüteceği hizmetler için lüzumlu görülecek yerlerde kiralanacak araç, gereç, makine-teçhizat, taşıt ve binalar ile bunların sözleşmelerine ilişkin giderler kurum bütçesinden karşılanır.
14. Devlet Meteoroloji İşleri Genel Müdürlüğüne bağlı Anadolu Meteoroloji Meslek Lisesinde eğitim gören parasız yatılı öğrencilerin giderleri, anılan Genel Müdürlüğün Personel Dairesi Başkanlığının 09.2.2.00 fonksiyonunun altında yer alan ödeneklerden karşılanır.
15. Maliye Bakanlığı bütçesinde yer alan "Yatırımları Hızlandırma Ödeneği" tertibindeki ödeneğin azami yüzde 10'u genel bütçe kapsamındaki kamu idareleri ile özel bütçeli idarelerce yürütülen projelerin geçmiş yıl kesin hesap farklarından doğan giderleri karşılamak amacıyla Devlet Planlama Teşkilatı Müsteşarlığının uygun görüşü üzerine anılan idarelerin bütçelerine aktarılır.
16. 20.91.00.23-04.7.4.90-2-06.5 tertibinde yer alan ödenek, Devlet Su İşleri Genel Müdürlüğünün tüm fonksiyonları için yılı içinde ikmal edilemeyen etüd, inşaat, bakım, onarım işleri, yılı içinde kurulacak yer altı suyu kooperatifleri, yılı içinde vuku bulacak ani taşkın işleri, acil içme ve kullanma suyu işleri, ilan bedeli, fiyat farkları ve kesin hesap istihkaklarında kullanılır.
17. Devlet Planlama Teşkilatı Müsteşarlığı bütçesinin 07.81.00.04-01.4.9.00-1-06.2 tertibindeki ödenekten, Devlet Planlama Teşkilatı Müsteşarlığınca gerekli görülen hallerde harcama ilkelerine uygun çalışmaların yaptırılması amacıyla bütçelerin ilgili tertiplerine aktarmaya ve bununla ilgili diğer işleri yapmaya Maliye Bakanı yetkilidir. Devlet Planlama Teşkilatı Müsteşarlığı aynı amaçlarla il özel idarelerine, iktisadi devlet teşekküllerine ve diğer kamu teşebbüslerine yaptıracağı hizmetlerin bedellerini peşin ödeyebilir.
18. Devlet Planlama Teşkilatı Müsteşarlığı bütçesinin 07.81.36.00.-01.6.0.00-1-07.1 tertibinde yer alan ödeneği, kalkınmada öncelikli yörelere ilişkin program ve projeleri desteklemek amacıyla, bütçelerin ilgili tertiplerine aktarmaya Maliye Bakanı yetkilidir. Aynı amaçlarla diğer kamu kuruluşlarına yapılacak ödemeler de bu tertipten karşılanır.

19. Devlet Planlama Teşkilatı Müsteşarlığı bütçesinin 07.81.35.00-09.8.8.00-1-07.1 tertibinde yer alan ödeneği, Müsteşarlıkça uygun görülen vakıf üniversitelerinin bilimsel ve teknolojik araştırma projeleri ile kamu kurum ve kuruluşları, üniversiteler, **sivil toplum örgütleri ve mahalli idarelerin araştırma projelerini** desteklemek amacıyla kullandırmaya Devlet Planma Teşkilatı Müsteşarlığı yetkilidir.

20. Hazine Müsteşarlığı bütçesinin 07.82.31.00-04.2.1.06-1-05.1 tertibinde yer alan ödenek, T.C. Ziraat Bankası ve/veya Tarım Kredi Kooperatifleri Merkez Birliğinin tarımsal kredilere ilişkin gelir kaybı ödemelerini karşılamak üzere Bakanlar Kurulu kararıyla belirlenen esas ve usuller dahilinde kullandırılır.

21. Bayındırlık ve İskan Bakanlığı bütçesinin 14.01.32.00-06.1.0.00-1-07.1 tertibinde yer alan ödeneğin 50.000.000 Yeni Türk Lirası, mali zorluk içinde bulunan belediyelerin devam eden altyapı projelerinin finansmanında, 63.198.000 Yeni Türk Lirası ise mali durumu yetersiz olan belediyelerin yeni altyapı projelerinin finansmanında kullanılmak üzere İller Bankasına aktarılır.

22. İlgili mevzuatı uyarınca lisansüstü eğitim amacıyla yurt dışına gönderilenlerin yurt dışında katıldıkları zorunlu yabancı dil kurslarının, sömestr esasına göre olması halinde bir sömestr, sömestr esasının bulunmadığı hallerde 3 aya kadar olan giderleri kurum bütçesinin ilgili tertibinden karşılanır.

23. Yurt dışı sürekli veya geçici görev yolculuğunun zorunlu kıldığı belge ve işlem giderleri, çalışma ve toplantının gerektirdiği kaydiye, aidat ve gidere katılma gibi ödemeler idare bütçelerinin ilgili tertiplerinden ödenir.

24. Özel şartlarda ve olağanüstü durumlarda, Dışişleri Bakanlığının talimatı gereği, dış ülkelerdeki memur ve Türk uyruklu hizmetlilerin aileleri ile birlikte görev yaptıkları ülkeden tahliyesinin gerektirdiği giderler ilgili kurum bütçesinden ödenir. Bu amaçla öngörülen ödenekler başka tertiplere aktarılamaz.

25. 27.6.1989 tarihli ve 375 sayılı Kanun Hükmünde Kararnamenin 1 inci maddesinin (D) bendine göre ödenecek tutarlar, bütçelerin 03.3.2.01 Yurtiçi Sürekli Görev Yollukları ekonomik sınıflandırma kodundan ödenir.

26. Bütçelerin diğer tertiplerinin esas giderlerine ilişkin olarak ödenen sigorta giderleri dışında Devlet mallarının sigorta edilmemesi esastır.
Ancak;
a) Yanıcı, patlayıcı maddeler, gemi, uçak ve ilaç depolama yerlerinin sigorta giderleri,
b) Dış ülkelerdeki Devlete ait temsilcilik binaları ile Devlete ait eşyanın ve kira ile tutulan bina için yapılan kontratta sigorta zorunluluğu varsa kiralık binanın, Türk mülkiyetinde olan veya kira ile tutulan yerlerde organizatör şirket tarafından sigorta zorunluluğu konulmuşsa söz konusu yerlerin sigorta giderleri,
c) Sağlık Bakanlığına ait 112 acil ambulanslarının kasko sigortası ile dış kuruluşlarla ilgili olarak taşıt sigortası (misyon şefinin uygun gördüğü hallerde tam kasko) giderleri,
d) Belgelerine göre ayrılması mümkün olmayan sigorta ve navlun giderleri,
bütçelerin ilgili tertiplerinden ödenir.

27. İlgili kanunlarda değişiklik yapılıncaya kadar, 14.7.1965 tarihli ve 657 sayılı Kanun ile 27.7.1967 tarihli ve 926 sayılı Kanuna tabi olup yurt dışı kadrolara sürekli görevle atanan personel tarafından, temsil yönü ve nitelikleri itibarıyla ilgili bakanlığın teklifi üzerine kiralanan konutların mefruşat, elektrik, su, gaz, telefon, garaj ve genel giderleri (zorunlu nedenlerle möbleli kiralama yapılması durumunda mobilya

bedelinin kira bedelinden ayrı olarak gösterilip gösterilmediğine bakılmaksızın ödenen kira bedelinin ayrıca yüzde 20'si) hariç tutulmak suretiyle bulunan kira bedelinin, memurun emsal katsayılarına göre belirlenen net aylığının yüzde 25'ini aşması halinde aşan kısmın Maliye Bakanlığınca uygun görülecek miktarları bütçelerin ilgili tertiplerinden ödenir.

28. 1. Kurumların üst yönetim görevlileri ve ilgili mevzuatına göre mesleğe özel yarışma sınavına tabi tutulmak suretiyle alınanlardan normal çalışma saatleri dışında veya tatil günlerinde yabancı dil kursuna katılmaları ilgili veya bağlı bulunulan Bakanın onayı ile uygun görülenlerin yurt içinde yerli veya yabancı dernek, vakıf veya kuruluşlarca açılan ve yeterlilikleri Milli Eğitim Bakanlığınca kabul edilenler ile üniversitelerin açmış olduğu dil kursları için ödenecek ders ücretlerinin,

2. Mesleki eğitim ve uzmanlık programlarına devam için ön koşul olan yabancı dil kursları için ödenecek ders ücretlerinin,

yüzde 60'ı gelir vergisi tevkifatı yapılmaksızın kurum bütçesinin ilgili tertibinden ödenir ve daha önceki yıllardaki kurs süreleri de dahil olmak üzere en çok dokuz aya kadar ödeme yapılabilir. Kurumlarca hizmet satın alımı suretiyle yürütülen yabancı dil kurs ücretleri hakkında da aynı esaslar uygulanır.

29. Kamu kurum ve kuruluşları ile meslek teşekkülleri, dernek ve vakıflar tarafından düzenlenen bilimsel nitelikli toplantılara katılmaları kurumlarınca gerekli görülenlerin katılma giderleri ve ilgili Bakan veya yetki verdiği makamın onayıyla isim ve unvanları belirlenen kurum personelinin unvanı ve gördüğü hizmet ile doğrudan ilgisi bulunan kurslara katılmasına ilişkin kurs giderleri, kurum bütçesinin ilgili tertibinden ödenir.

30. 4.1.1961 tarihli ve 211 sayılı Kanuna göre işletilen orduevleri, askeri gazinolar ve kışla gazinoları ile Emniyet Genel Müdürlüğüne ait polisevleri ve moral eğitim merkezlerinin elektrik, su ve yakacak giderleri ve ayrıca mülteci misafirhanelerinin işletilmesiyle ilgili her türlü giderler ile mültecilerin geçici konaklama ve iaşe giderleri kurum bütçesinin ilgili tertiplerinden ödenir.

31. Aşağıda yer alan her bir alım için;

1. Menkul mal alımlarında 12.000 Yeni Türk Lirasına,
2. Gayrimaddi hak alımlarında 8.000 Yeni Türk Lirasına,
3. Menkul malların bakım ve onarımlarında 12.000 Yeni Türk Lirasına,
4. Gayrimenkulların bakım ve onarımlarında 30.000 Yeni Türk Lirasına,

kadar olan tutarlar "(03) Mal ve Hizmet Alım Giderleri" tertiplerinden ödenir.

32. Genel yönetim kapsamındaki kamu idareleri ile bunlara bağlı döner sermayeli kuruluşlar, kamu iktisadi teşebbüsleri ve diğer kamu kurum ve kuruluşlarınca, zorunlu ihtiyaç hallerinde ve ancak Başbakanlığın izni ile konut satın alınabilir.

33. 15.2.1956 tarihli ve 6660 sayılı Kanunun 4 üncü maddesi gereğince yurt içi ve yurt dışında yetiştirileceklerin tedavi, ders araç ve enstrüman giderleri; bunlara ilişkin öğretmen, uzman ve yabancı uzman ücretleri; sanatları ile ilgili olarak kendilerine yaptırılacak konser, resital ve sergi giderleri ile yapacakları sanat gösterilerinde kendilerine refakat edecek sanatkarlara ödenecek ücret, refakatindekilerle birlikte gidecekleri temsil, konser, müze, galeri ve sergiler için ödenecek giriş ücretleri; ödül mahiyetinde yetiştiricilerine ve kendilerine verilecek hediyeler, sanatları ile ilgili olarak yapacakları gezilerde kendilerine ve refakatindekilere ödenecek yolluk ve giderleri; kanunları uyarınca yurt içinde yetiştirilecek çocuklarla bunların refakatindekilere Harcırah Kanunu hükümleri gereğince ödenecek yolluk ve (2000) gösterge rakamının memur aylık katsayısı ile çarpımı sonucu bulunacak tutar üzerinden ödenecek aylıkları, yurt dışında yetiştirilecek öğrencilerle refakatindekilere, gerek harcırah gerekse aylık ödemeleri için, tahsilde bulunacakları ülkelerdeki Türk öğrencilerine tatbik olunan öğrenci baremi ve harcırahları Kültür ve Turizm Bakanlığı bütçesinin ilgili tertibinden ödenir.

34. 657 sayılı Kanunun 212 nci maddesine dayanılarak hazırlanan ve 19.11.1986 tarihli ve 86/11220 sayılı Bakanlar Kurulu Kararı ile yürürlüğe konulan Devlet Memurları Yiyecek Yardımı Yönetmeliğinin 4 üncü maddesi uyarınca yemek maliyetlerinin yarısını aşmamak üzere kurum bütçelerinden yapılan yemek yardımı, Ankara, İstanbul ve İzmir illerinin büyükşehir belediyesi sınırları içinde görev yapan personel için yemek maliyetlerinin azami üçte ikisi olarak uygulanabilir.

35. Türk kültür varlığını koruma, tanıtma ve yaymaya ilişkin giderler ile dış ülkelerde siyasi tanıtmaya ilişkin giderler, kurum bütçelerinin ilgili tertiplerinden ödenir.

36. Türk soyundan yabancı uyruklu öğrencilerin Türkiye'deki öğrenimlerine ilişkin barınma, beslenme, giyecek, burs, harçlık, tedavi ve eğitimleri ile ilgili yapılacak diğer giderleri, Maliye Bakanlığı ile Milli Eğitim Bakanlığınca müştereken tespit edilecek esaslar çerçevesinde kurum bütçelerinin ilgili tertiplerinden ödenir.

37. - Dışişleri Bakanlığı bütçesinin yardım ve ödünç verme faaliyeti ile ilgili olarak, Dışişleri Bakanlığınca yabancı ülkelerde güç duruma düştükleri sabit olup da yurda dönmeleri gerekeceklerden iade edebileceklere ülkeye dönüşlerinde geri alınmak üzere, iade edemeyecek durumda oldukları görülenlere memlekete dönüş ve yolda yiyecek giderleri için verilen paralar (bu paralar, borçluların yurda dönüşlerinde ilgili saymanlıkça 21.7.1953 tarihli ve 6183 sayılı Kanuna göre takip edilir.),

- Ülkemizi tanıtma amacıyla yetkili makamlarca dış ülkelere geçici olarak gönderilenlerden güç durumda oldukları anlaşılanların ani ve ciddi müdahaleyi gerektiren tedavi ve cenaze giderleri, muhtaç durumdaki vatandaşlarla işçilerin haklarını korumak için yapılacak hukuki ve teknik danışma ve avukat ücretleri ile bulundukları ülkedeki siyasal ve sosyal şartlar içinde muhtaç duruma düşen Türklere, Dışişleri Bakanlığının talimatı uyarınca yapılacak her türlü iaşe, ibate, giyim eşyası ve tedavi giderleri (muhtaç ve güç duruma düştükleri sabit olanların tedavi ve cenaze giderleri de gerekli takibat icrasından sonra ancak 5018 sayılı Kanunun 79 uncu maddesi hükümleri çerçevesinde terkin olunabilir. Ödünç olarak verilen paralar tahsil zamanındaki resmi döviz kuru üzerinden tahsil edilir.),

Dışişleri Bakanlığının ilgili tertiplerinden ödenir.

38. Çalışma ve Sosyal Güvenlik Bakanlığı bütçesinin yurtdışı işçi hizmetleri faaliyetleriyle ilgili olarak, yabancı ülkelerdeki işçilerimizin haklarını korumak amacıyla hukuki danışma ve avukat ücretleri, yabancı ülkelerde güç duruma düştükleri anlaşılan işçilerimiz ve aile fertlerinin cenaze giderleri ile cenazelerinin yurda nakil giderleri, Çalışma ve Sosyal Güvenlik Bakanlığının ilgili tertiplerinden ödenir.

39. 2.12.1998 tarihli ve 98/12120 sayılı Bakanlar Kurulu Kararı uyarınca ders ücreti karşılığında görevlendirilen ve üzerinde resmi görevi bulunmayan usta öğreticilere yapılacak ödemeler ile bunların sigorta primleri karşılıkları, bütçelerin ilgili tertiplerinden ödenir. Söz konusu tertip dışında diğer tertiplerden hiçbir şekilde ödeme yapılamaz.

40. NATO projesi ile ilgili olarak Maliye Bakanlığının uygun görüşüne dayanarak Bakanlar Kurulu kararı ile tespit edilecek sayıda personelin sözleşme ücretleri ile geçici olarak çalıştırılacak sözleşmeli teknik personelin ücretleri ve sözleşmeler gereğince yapılacak her türlü ödemeler, (karşılığı NATO'dan geldiği sürece) kurum bütçesinin ilgili tertibinden ödenir.

41. Erbaş ve erler ile askeri öğrencilerden hava değişimi alanlarla, muayeneye sevk ve gerektiğinde tekrar memleketine gönderilenlere, celp ve terhis yapılanlara, kurye, kurs ve geçici görev ile görevlendirilenlere yerel rayice göre verilecek konaklama ve nakil ücretleri, askeri ceza ve tutukevlerinden perakende olarak tahliye edilen er ve erbaşların kıtalarına sevk edilmesine ilişkin vasıta ücretleri, kıta intikalleri ve buna ilişkin konaklama, barındırma, nakil giderleri, kaçak eşya ve hayvanların taşıma, bakım ve koruma giderleri, para taşıma giderleri, geçiş ücretleri, yoksul, hasta, cüzzamlı ve akıl hastalarının yol paraları, şehir içi otobüs ücretleri kurum bütçesinin ilgili tertibinden ödenir.

42. Kurum ve kuruluşlar, bu Kanunun 12 nci maddesinin birinci fıkrasının (a) bendi kapsamına giren işleri için Maliye Bakanlığından vize almaksızın ve bir ayı aşmayacak şekilde çalıştıracakları kişilere ödeme yapabilirler. Bu şekilde çalıştırılanlardan kendi yükümlülükleri nedeniyle bir sosyal güvenlik kurumuna prim ödemeye devam etmesi gerekenler hakkında, bu çalışmalarından dolayı 22.5.2003 tarihli ve 4857 sayılı Kanun hükümleri ile 506 sayılı Sosyal Sigortalar Kanunu ve ilgili diğer mevzuat hükümleri uygulanmaz. Bunlardan, kendi yükümlülükleri nedeniyle bir sosyal güvenlik kurumuna prim ödemeye devam etmesi gerekmeyenler hakkında ise, ayrıca Bakanlar Kurulu kararı alınmaksızın 657 sayılı Kanunun 4 üncü maddesinin (C) bendi hükümleri uygulanır ve bunlara fiilen çalıştıkları hergün için ödenecek ücretin bir günlük brüt tutarı 16 yaşından büyük işçiler için belirlenen bir günlük brüt asgari ücret tutarını geçemez. Bir mali yıl içinde aynı kişiye aynı kurum bütçesinin (döner sermaye ve fon bütçesi dahil) farklı tertiplerinden olsa dahi en fazla üç ay (14.6.2004 tarihli ve 2804 sayılı Kanun gereğince arazide yapılan etüd ve sondaj faaliyetleri için en fazla dört ay) için ödeme yapılabilir. Yurt dışında görevli Türk Silahlı Kuvvetleri birliklerinde insani amaçla çalıştırılan ve azami sayıları ile ücretleri, ödenekleri çerçevesinde ayrıca Maliye Bakanınca belirlenecek yerel personel için süre kaydı aranmaz.

43. Dışişleri Bakanlığınca uluslararası siyasi, kültürel ve ekonomik ilişkilerle ilgili olarak ülkemizin bilim kurumları veya dış ülkeler bilim kurumlarıyla, tanınmış bilim adamları tarafından Türkçe veya yabancı dillerde doğrudan doğruya veya işbirliği halinde yapılacak yayınlara katılma giderleri Bakanlığın ilgili tertiplerinden ödenir.

44. Bayındırlık ve İskan Bakanlığı bütçesinin 10.9.9.10 fonksiyonel kodunda yer alan veya yeni açılacak tertipler, afet tertipleri olup bu afet tertiplerinden gerçekleştirilecek harcamalar, 15.5.1959 tarihli ve 7269 sayılı Kanun hükümlerine göre yapılır.

45. 14.7.2004 tarihli ve 5217 sayılı Kanun gereğince bütçeye gelir kaydedilecek tutarların tahsiline ilişkin esas ve usullerle, ilgili kurum bütçelerine konulacak ödeneklerin kullanımı ve muhasebeleştirilmesine ilişkin esas ve usulleri gerektiğinde ilgili bakanlarla birlikte belirlemeye ve diğer her türlü işlemi yapmaya Maliye Bakanı yetkilidir. Gerekli düzenlemeler yapılıncaya kadar gelirlerin tahsili ve giderlerin yapılması mevcut esas ve usullere göre (5217 sayılı Kanun hükümleri saklı kalmak kaydıyla) yürütülebilir.

46. Maliye Bakanlığı bütçesinin 12.01.31.00-01.1.2.79-1-05.3 ve 12.01.32.00-01.1.2.88-1-05.3 tertiplerinde yer alan ödeneklerin kullanım ve harcama esas ve usullerini belirlemeye Maliye Bakanı yetkilidir.

47. 5018 sayılı Kanunun 66 ncı maddesi uyarınca kurulan İç Denetim Koordinasyon Kurulunun her türlü gideri, Maliye Bakanlığı Bütçe ve Mali Kontrol Genel Müdürlüğü bütçesinin ilgili tertiplerinden karşılanır.

48. Genel bütçe kapsamındaki kamu idareleri ile özel bütçeli idarelerin bütçelerinin, "03.4.2.01-Beyiye Aidatları" ile "03.4.2.04- Mahkeme Harç ve Giderleri" ekonomik kodlarından yapılması gereken giderler, ödeme emri aranmaksızın muhasebe yetkilileri tarafından ödenir ve

gerekli ödenek ilgili kurum tarafından Maliye Bakanlığı bütçesinin "12.01.31.00-01.1.2.66-1-09.9-Özellikli Giderleri Karşılama Ödeneği" tertibinden talep edilir.

49. 4.1.1961 tarihli ve 213 sayılı Kanunun ek 13 üncü maddesinde öngörülen fazla çalışma ücreti, 13.12.1983 tarihli ve 178 sayılı Kanun Hükmünde Kararnamenin ek 3 ve ek 4 üncü maddelerinde belirtilen birimlerde geçici olarak görevlendirilen diğer kurum personeline de aynı esas ve usullerle ödenir.

50. Üniversitelere bağlı yataklı tedavi kurumlarında, 657 sayılı Kanunun ek 33 üncü maddesi uyarınca ödenmesi gereken nöbet ücreti, döner sermaye bütçesinden ödenir.

51. Milli Eğitim Bakanlığı tarafından ilköğretim öğrencilerine ücretsiz olarak dağıtılacak ders kitapları için 198.000.000 Yeni Türk Lirası, taşımalı ilköğretim kapsamındaki öğrencilerin öğle yemeği için de 152.000.000 Yeni Türk Lirası olmak üzere toplam 350.000.000 Yeni Türk Lirasına kadar yapılacak harcamalar karşılığı tutarı, Başbakanlık Sosyal Yardımlaşma ve Dayanışmayı Teşvik Fonuna 4842 ve 3294 sayılı Kanunlar uyarınca aktarılacak tutardan keserek Milli Eğitim Bakanlığı adına açılmış olan özel hesaplara aktarmaya Maliye Bakanı yetkilidir. Bu hesaplara aktarılan tutarlardan, yüklenme tutarının yüzde 30'una kadar olan kısmı sözleşme tarihinde, geri kalanı da işin bitim tarihinde olmak üzere kullandırmaya Milli Eğitim Bakanı yetkilidir.

52. Türkiye Bilimsel ve Teknik Araştırma Kurumu (TÜBİTAK) tarafından desteklenen araştırma ve geliştirme projeleri için tahsis edilen kaynaklardan TÜBİTAK'ın uygun göreceği projelere ilişkin tutarlar, TÜBİTAK bütçesine gider kaydedilmek suretiyle proje yürütücüsü kurum ve kuruluşlar ile gerçek ve tüzel kişilerin hesaplarına aktarılır. Bu şekilde kaynak aktarılan proje yürütücüsünün, 5018 sayılı Kanuna ekli (I) ve (II) sayılı cetvellerde yer alan kamu idareleri ve bu idarelerde görevli kişilerden olması halinde, aktarılan tutarlar ilgili idarelerin bütçelerine gelir kaydedilmeksizin açılacak özel hesaplarda izlenir. Aktarılan bu tutarların harcanmasına ve muhasebeleştirilmesine ilişkin esas ve usuller, Maliye Bakanlığı ile TÜBİTAK tarafından müştereken belirlenir. Bu kapsamda yapılan harcamalar, 5018 sayılı Kanuna göre denetlenir.

TÜBİTAK tarafından desteklenen araştırma ve geliştirme projelerine ait kamu kaynaklarının kullanımında TÜBİTAK'a tanınmış olan tüm istisna ve muafiyetler, hukuki statülerine bakılmaksızın proje yürütücüsü kurum ve kuruluşlar ile gerçek ve tüzel kişiler tarafından bu şekilde aktarılan kaynaklarla yürütülen araştırma ve geliştirme projeleri için de uygulanır.

Desteklenen projelerde, proje süresiyle sınırlı olmak kaydıyla proje kapsamında ve projeye ilişkin hizmetlerde görev alan kamu kurum veya kuruluşlarının kadro veya pozisyonlarında bulunanlara, kadro veya pozisyonlarına bağlı olarak bir ayda ödenmekte olan tutarın yüzde 75'ini geçmemek ve projeden ayrıca başka bir ödeme yapılmamak kaydıyla proje sözleşmesinde belirlenen tutarlar üzerinden proje teşvik ikramiyesi ödenebilir. Bu projelerde görev alan diğer proje personeline ve hizmetinden yararlanılacak diğer kişilere proje sözleşmesinde belirlenen tutarlar üzerinden ücret ödenir.

53. Devlet Tiyatroları Genel Müdürlüğü ve Devlet Opera ve Balesi Genel Müdürlüğünce sahnelenen eserlere ait telif ücretleri, Maliye Bakanlığının uygun görüşü üzerine Kültür ve Turizm Bakanlığınca belirlenecek esas ve usuller çerçevesinde ilgili tertiplerinden ödenir.

54. 24.5.1983 tarihli ve 2828 sayılı Kanunun ek 7 nci maddesi kapsamında özürlülere sunulacak bakım hizmetleri için yapılacak giderler, Sosyal Hizmetler ve Çocuk Esirgeme Kurumu Genel Müdürlüğü bütçesinin 07.93.32.62-10.1.2.02-1-03.5 ve 07.93.32.62-10.1.2.02-1-

05.4 tertiplerindeki ödenekleri aşmayacak şekilde yapılır. Bu tertipler arasında, Merkezi Yönetim Bütçe Kanununun 11 inci maddesinin (b) fıkrasındaki sınırlamaya tabi olunmaksızın ödenek aktarması yapılabilir.

55. Sağlık Bakanlığı, aşı siparişi ve alımı konusunda gelecek yıllara yaygın yüklenmelere girişmeye ve belirlenen miktarlarda alım garantili sözleşmeler yapmaya yetkilidir.

56. 29.4.1959 tarihli ve 7258 sayılı Kanunun 4 üncü maddesi gereğince her çeşit spor saha ve tesisleri yapmak amacıyla Gençlik ve Spor Genel Müdürlüğü bütçesinin (A) işaretli cetvelinde yer alan projelerden Genel Müdürlükçe 21.5.1986 tarihli ve 3289 sayılı Kanun hükümleri uyarınca yapılabilecek işler dışında kalanlar Bayındırlık ve İskan Bakanlığına yaptırılabilir.

Yıllık yatırım programlarına ek yatırım cetvellerinde inşaat ve büyük onarım projeleri arasında yer alan ve Genel Müdürlük onayı ile il müdürlüklerince yaptırılması uygun görülen işlerin karşılıkları, münhasıran proje ile ilgili harcamalarda kullanılmak üzere hizmetin ait olduğu Gençlik ve Spor Genel Müdürlüğü bütçesinin ilgili yatırım tertibindeki ödenekten il müdürlüklerine yardım yoluyla ödenebilir.

57. Maliye Bakanlığı bütçesinin 12.01.31.00-01.1.2.65-1-09.9 tertibinde yer alan ödenekten, genel bütçe kapsamındaki kamu idareleri ile özel bütçeli idarelerin ilama bağlı borçlarını karşılamak maksadıyla gerektiğinde kuruluş bütçelerinin mevcut veya yeni açılacak tertiplerine aktarma yapmaya Maliye Bakanı yetkilidir.

58. Maliye Bakanlığı bütçesinin 12.01.31.00-01.1.2.66-1-09.9 tertibinde yer alan ödenekten, mahkeme harç ve giderleri, belirli satış aidatı ile oranı kanunla saptanmış ödenti ve ikramiyeleri karşılamak amacıyla genel bütçe kapsamındaki kamu idareleri ile özel bütçeli idarelerin mevcut veya yeniden açılacak tertiplerine aktarma yapmaya Maliye Bakanı yetkilidir.

59. Sosyal Güvenlik Kurumu Başkanlığı Bütçesinin;

- 18.75.00.00-10.9.9.01-1-05.2 tertibinde yer alan ödeneğin 20 milyon Yeni Türk Liralık kısmı, Bağ-Kur'un Hazinece Verilen Borçlardan Alacaklar Hesabında takip edilen Hazine'ye olan borç bakiyesinin anapara üzerinden faiz ve gecikme cezası uygulanmaksızın kapatılmasını teminen,

- 18.75.00.00-10.9.9.02-1-05.2 tertibinde yer alan ödeneğin 5 milyon 450 bin Yeni Türk Liralık kısmı, Sosyal Sigortalar Kurumunun Hazinece Verilen Borçlardan Alacaklar hesabında takip edilen Hazine'ye olan borç bakiyesinin anapara üzerinden faiz ve gecikme cezası uygulanmaksızın kapatılmasını teminen, Hazine Müsteşarlığının ilgili hesabına ödenir."

60. Başbakanlık bütçesinin 07.01.00.35–01.1.3.02–1–03.4 tertibinde yer alan Barışı Destekleme ve Koruma Harekatları ödeneğinin harcanmasına ilişkin esas ve usuller, Başbakanlık, Milli Savunma, İçişleri, Dışişleri ve Maliye Bakanlıklarınca müştereken tespit edilir.

61. Radyo ve Televizyon Üst Kurulu, teşkilatlanmasının gereklerini dikkate alarak yeni tertipler açmak veya mevcut tertipleri kaldırmak suretiyle (A) işaretli cetvelde değişiklik yapmaya, fonksiyonlararası veya aynı fonksiyon içinde ödenek aktarması yapmaya yetkilidir.

62. Avrupa Birliği Genel Sekreterliği bütçesinin "03-Mal ve Hizmet Alım Giderleri" ekonomik kodunda yer alan ödeneklerin kullanımına ilişkin esas ve usulleri müştereken belirlemeye Maliye Bakanı ve ilgili Devlet Bakanı (Başmüzakereci) yetkilidir.

63. İmalat suretiyle edinilecek veya imal ettirilecek deniz taşıtlarından üretim süreci birden fazla yılı kapsayanların bedelleri, (T) işaretli cetvelde gösterilmesine gerek bulunmaksızın ilgili idare bütçelerinin 06.1.4.41 ve 06.1.4.51 ekonomik kodlarından ödenir.

64. 4.2.1924 tarihli ve 406 sayılı Kanunun Ek 29 uncu maddesi uyarınca yapılacak ve esas ve usulleri Bakanlar Kurulunca belirlenecek ödemeler, Maliye Bakanlığı bütçesinin (12.01.32.62-01.1.2.00-1) tertibi altında açılacak ekonomik kodlara aktarılacak ödenekle karşılanır.

H - CETVELİ

(6245 Sayılı Harcırah Kanununun 33 ve 50 nci Maddeleri Uyarınca Verilecek Gündelik ve Tazminat Miktarlarını Gösterir Cetvel)

	GÜNDELİK MİKTARI (YTL.)
I. Yurt İçinde Verilecek Gündelikler (Madde : 33)	
A. a) Türkiye Büyük Millet Meclisi Başkanı ve Başbakan	32.50
b) Anayasa Mahkemesi Başkanı, Genelkurmay Başkanı, Bakanlar, Milletvekilleri, Kuvvet Komutanları, Jandarma Genel Komutanı, **Sahil Güvenlik Komutanı,** Başbakanlık Müsteşarı, Cumhurbaşkanlığı Genel Sekreteri, Türkiye Büyük Millet Meclisi Genel Sekreteri, Orgeneraller, Oramiraller, Yargıtay, Danıştay, Uyuşmazlık Mahkemesi ve Sayıştay Başkanları, Yargıtay Cumhuriyet Başsavcısı, Danıştay Başsavcısı, Diyanet İşleri ve Yükseköğretim Kurulu Başkanları	30.00
B. Memur ve Hizmetlilerden;	
a) Ek göstergesi 8000 ve daha yüksek olan kadrolarda bulunanlar (1)	25.50
b) Ek göstergesi 5800 (dahil) - 8000 (hariç) olan kadrolarda bulunanlar (2)	23.00
c) Ek göstergesi 3000 (dahil) - 5800 (hariç) olan kadrolarda bulunanlar	20.50
d) Aylık/kadro derecesi 1-4 olanlar	18.00
e) Aylık/kadro derecesi 5-15 olanlar	17.00

---

(1) 6245 sayılı Harcırah Kanununun 33 üncü maddesinin (b) bendine göre verilecek gündeliklerin hesabında bu tutar esas alınır.

(2) 8.5.1991 tarihli ve 3717 sayılı Kanuna göre adli personel ile devlet davalarını takip edenlere verilecek yol tazminatının hesabında bu tutar esas alınır.

II. Arazi Üzerinde Çalışanlara Verilecek Tazminatlar (Madde 50)	
50 nci Maddenin 1, 2, 3, 4 ve 5 inci Bentlerinde Yer Alan Personel :	
a) Kadro derecesi 1-4 olanlar	6.50
b) Kadro derecesi 5-15 olanlar	6.00

Bu tazminattan yararlananlardan;

1) Memuriyet mahalli dışındaki çalışma alanlarında hizmet görenler ile 24.2.1984 tarihli ve 2981 sayılı Kanun uygulamasında çalışan Tapu ve Kadastro Genel Müdürlüğü personeline yukarıda yazılı miktarların yarısı ek olarak ödenir.

2) Bu çalışmaları dolayısıyla arazide, şantiyede veya gemilerde geceleyenlere bu suretle bulunacak miktarın yarısı ek olarak ayrıca ödenir.

İ - CETVELİ

Çeşitli Kanunlara Göre Bütçe Kanununda Gösterilmesi Gereken Parasal Sınırlara Ait Cetvel

Kanun No.:	Kanunun Adı	Madde	Fıkra			Parasal Sınır (YTL.)
a) 5018	Kamu Mali Yönetimi ve Kontrol Kanunu	35		a)	Yapım işleri ile mal ve hizmet alımları için;	
					1 - İllerde, kuruluş merkezlerinde, büyükşehir belediye sınırları içindeki ilçeler ve nüfusu 50 bini geçen ilçelerde	650
					2 - Diğer ilçelerde	325
				b)	Asker sevk ve celp dönemlerinde askerlik şubesi mutemetlerine	15,000
				c)	Şehit cenazelerinin nakil amacıyla	6,500
				d)	Yabancı konuk ve heyetlerin ağırlanması amacıyla görevlendirilecek mihmandarlara	3,850
				e)	Mahkeme harç ve giderleri için	6,500
					(Ankara, İstanbul ve İzmir il merkezleri için)	22,000
				f)	Doğal afetler nedeniyle oluşacak ihtiyaçlar için	33,000
				g)	İl dışına yapılacak seyahatlerde kullanılacak akaryakıt giderleri için	3,300
				h)	Askeri daire mutemetleri ile Milli Istihbarat Teşkilatı daire mutemetlerine ve dış temsilcilikler emrine verilecek avans tutarları, ilgili idarelerin görüşleri alınmak suretiyle askeri birlik, daire ve dış temsilcilikler itibarıyla Maliye Bakanlığınca ayrıca belirlenmek üzere;	
					-Askeri daire mutemetlerine	22,500
					-Milli İstihbarat Teşkilatı mutemetlerine	25,000
					-Dış Temsilciliklere	200,000
					(Türkiye Büyük Millet Meclisi Başkanlık Divanı kararıyla, Meclis Genel Sekreterliği ve Cumhurbaşkanlığı Genel Sekreterliği mutemetlerine yukarıda belirtilen tutarların üzerinde avans verilebilir.)	
				i)	Yükseköğretim Kurumları Sağlık Kültür ve Spor Daire Başkanlığı görev alanına giren faaliyetlere giren harcamalar için (a-1) bendinde belirtilen tutarın beş katı kadar,	
				j)	Türkiye Bilimsel ve Teknolojik Araştırma Kurumu ile Gençlik ve Spor Genel Müdürlüğünün, Kuruluş merkezlerindeki mutemetlerine 500.000 YTL, Merkez dışındaki birim mutemetlerine ise 200.000 YTL avans verilebilir.	
				k)	Genel bütçe kapsamındaki kamu idarelerinin 60.000 YTL'yi aşan kredi talepleri Maliye Bakanlığının iznine tabidir	
		40				12,000
		46				120,000,000
		79				15,000
b) 2886	Devlet İhale Kanunu	17	2			240,000
			3			720,000

Kanun No.:	Kanunun Adı	Madde	Fıkra			Parasal Sınır (YTL.)
		45	-			720,000
		51	-	a)	İllerde, kuruluş merkezlerinde, askeri kurum kuruluş ve birliklerde, büyükşehir belediyesi sınırları içindeki ilçelerde ve nüfusu 50 bini geçen ilçelerde	24,000
				b)	Diğer ilçelerde	9,600
		76	-	a)	Ankara, İstanbul ve İzmir il merkezlerinde	150,000
				b)	Diğer büyükşehir belediyesi olan il merkezlerinde	78,000
				c)	Diğer il merkezleri, büyükşehir belediyesi sınırları içindeki ilçeler ve nüfusu 50 bini geçen ilçelerde	54,000
				d)	Diğer ilçelerde	42,000
					Bu madde ile ilgili parasal sınırları, herbiri için ayrı ayrı veya birlikte dört katına kadar artırmaya Maliye Bakanı yetkilidir.	
c) 4353	Maliye Bakanlığı Başhukuk Müşavirliği ve Muhakemat Genel Müdürlüğünün Vazifelerine, Devlet Davalarının Takibi Usullerine Dair Kanun					
		27	1		(Taşınmazın aynına yönelik davalar hariç)	60,000
			5		(Taşınmazın aynına yönelik davalar hariç)	30,000
		28	-			1,080,000
		29	-			1,080,000
		30	-			1,440,000
		31	-			720,000
		34	-		(Taşınmazın aynına yönelik davalarda 27 nci madde ile sınırlı olmak üzere)	60,000
d) 6760	Vakıflar Umum Müdürlüğü Vazife ve Teşkilatı Hakkında Kanun	14	-		1.000 liralık limit	20,000
					10.000 liralık limit	200,000
e) 2942	Kamulaştırma Kanunu	3	-			106,000
f) 3082	Kamu Yararının Zorunlu Kıldığı Hallerde Kamu Hizmeti Niteliği Taşıyan Özel Teşebbüslerin Devletleştirilebilmesi Usul ve Esasları Hakkında Kanun	4	1			53,000
g) 3289	Gençlik ve Spor Genel Müdürlüğünün Teşkilat ve Görevleri Hakkında Kanun	38	-		1.000.000 liralık limit	100,000
					2.000.000 liralık limit	2,000,000
					10.000.000 liralık limit	7,500,000

K - CETVELİ
(Ek Ders, Konferans ve Fazla Çalışma Ücretleri ile Diğer Ücret Ödemelerini Gösterir Cetvel)

	Ders Saati Ücreti
I. EK DERS ÜCRETİ	
A. Polis Akademisinde ve Yükseköğretim Kurumları Öğretim Elemanları ile Yabancı Uyruklu Öğretim Elemanlarının Geliştirme Eğitimi Yönetmeliğine göre ek ders vermekle görevlendirilen;	
1. Öğretim üyesi, öğretim görevlisi (öğretim görevlisi emniyet teşkilatı mensupları dahil) ve okutmanlara,	2914 sayılı Yükseköğretim Personel Kanununa göre
2. Öğretmenlere ve öğretmen olarak görevlendirilenlere,	Okutmanlara ödenen kadar
B. 926 sayılı Türk Silahlı Kuvvetleri Personel Kanununun 150 nci ve ek 4 üncü maddeleri gereğince, fiilen ek ders görevi yapanlara ders saati başına ödenecek ek ders ücreti;	
1. Harp Akademileri, Gülhane Askeri Tıp Akademisi, sınıf okulları, özel ihtisas okulları, NBC Okulu, İstihbarat ve Dil Okulu, yabancı dil okulları ve benzerleri ile harp okulları ve astsubay meslek yüksek okullarında ders görevi verilenlerden;	
a) Öğretim üyesi, öğretim görevlisi ve okutmanlara,	2914 sayılı Yükseköğretim Personel Kanununa göre
b) Öğretmenlere ve öğretmen olarak görevlendirilenlere,	Okutmanlara ödenen kadar
2. Ortaöğretim yapan askeri okullarda ve kurslarda ders görevi verilenlere,	657 sayılı Devlet Memurları Kanunu-nun 176 ncı maddesine göre

C. Milli Eğitim Bakanlığı ile Yükseköğretim Kurulu Başkanlığı arasında imzalanan Öğretmen Adaylarının Milli Eğitim Bakanlığına Bağlı Eğitim-Öğretim Kurumlarında Yapacakları Öğretmenlik Uygulamasına İlişkin Koordinasyon ve İşbirliği Protokolü uyarınca görevlendirilen Milli Eğitim Bakanlığı personeline, 657 sayılı Devlet Memurları Kanununun 176 ncı maddesi ile 2.12.1998 tarihli ve 98/12120 sayılı Bakanlar Kurulu Kararıyla yürürlüğe konulan Milli Eğitim Bakanlığı Öğretmen ve Yöneticilerinin Ders ve Ek Ders Saatlerine İlişkin Esaslar çerçevesinde ilgili üniversiteler tarafından ek ders ücreti ödemesi yapılır.

D. 399 sayılı Kanun Hükmünde Kararnamenin 3 üncü maddesinin (b) ve (c) bentleri hükümlerine göre çalışan sözleşmeli personelden, kuruma eleman yetiştirmek üzere açılan mesleki okullarda ve kurumun hizmet içi eğitim faaliyetlerinde görevlendirilenlere, 657 sayılı Kanunun 176 ncı maddesine göre belirlenen miktarları aşmayacak şekilde teşebbüs veya bağlı ortaklık yönetim kurulları tarafından tespit edilecek miktarda ders ücreti ödenir.

E. 2547 sayılı Yükseköğretim Kanununun 45 inci maddesinin (e) bendi uyarınca sınavsız geçme hakkı verilen meslek yüksekokullarında ikinci öğretim kapsamında yürütülecek eğitim-öğretim programlarındaki ders ve uygulamalarda bulunmak üzere, 2547 sayılı Kanunun 31 inci maddesine göre "öğretim görevlisi" olarak görevlendirilen öğretmenlere, uzman kişilere, emekli öğretim elemanlarına ve emekli öğretmenlere, 2914 sayılı Yükseköğretim Personel Kanununun 11 inci maddesinde belirtilen hükümler dikkate alınarak, 19.11.1992 tarihli ve 3843 sayılı Kanun ve buna ilişkin mevzuat hükümleri çerçevesinde ilgili üniversiteler tarafından ek ders ücreti ödenir.

Milli Eğitim Bakanlığı öğretmenlerinin bu kapsamda fiilen verdikleri dersler, Milli Eğitim Bakanlığı Öğretmen ve Yöneticilerinin Ders ve Ek Ders Saatlerine İlişkin Esasların 25 inci maddesinin (b) bendindeki sınırlamada dikkate alınmaz. Bu çerçevede, 2547 sayılı Kanunun 31 inci maddesine göre "öğretim görevlisi" olarak görevlendirilenlere ödenecek ek ders ücreti haftada 10 saati geçemez.

F. İçişleri Bakanlığınca Kaymakam adaylarına yönelik olarak düzenlenecek eğitim programlarında görevlendirilecek personele 23.7.2003 tarihli ve 4954 sayılı Kanunun "Ders ücreti" başlıklı 38 inci maddesine göre ek ders ücreti ödenir.

G. 29.7.2002 tarihli ve 4769 sayılı Kanun uyarınca eğitim merkezlerinde ders vermekle görevlendirilen;

a) Yükseköğretim kurumları öğretim üyesi, öğretim görevlisi ve okutmanlarına, 2914 sayılı Kanuna göre,

b) Diğerlerine ise okutmanlara ödenen kadar,

ek ders ücreti ödenir.

H. Milli Eğitim Bakanlığı ve Anadolu Üniversitesi Rektörlüğü Arasında İngilizce Öğretmeni Yetiştirme Protokolü uyarınca yapılan eğitim programlarında, normal mesai günlerinde saat 16.00'dan sonra ve hafta sonu tatillerinde ders vermek üzere görevlendirilen öğretim elemanları ile bu proje kapsamında öğretim görevlisi olarak görevlendirilen öğretmenlere, 2914 sayılı Kanunun 11 inci maddesi ve Milli Eğitim Bakanlığı Öğretmen ve Yöneticilerinin Ders ve Ek Ders Saatlerine İlişkin Esasların 25 inci maddesinin (b) bendinde belirtilen ders saatlerine ilişkin sınırlamalar dikkate alınmaksızın Üniversite döner sermayesinden, haftada en fazla 10 saate kadar, normal öğretimde ödenen ders ücretlerinin dört katını geçmemek üzere Üniversite Yönetim Kurulu tarafından belirlenecek tutarda ek ders ücreti ödenir.

I. Milli Eğitim Bakanlığı tarafından yürütülen program geliştirme çalışmaları tanıtım seminerlerinde görev alacak öğretim elemanlarına, 2914 sayılı Kanun ile 2547 sayılı Kanunda yer alan sınırlamalar dikkate alınmaksızın Dünya Bankası ve Türkiye Cumhuriyeti Hükümeti arasında imzalanan proje ikraz anlaşması gereğince tahsis edilen kaynaklardan karşılanmak üzere, 2914 sayılı Kanun uyarınca normal öğretimde ödenen ders ücretlerinin iki katı tutarında ders ücreti ödenebilir.

J. 555 sayılı Sağlık Eğitim Enstitüleri Kuruluş Kanunu uyarınca açılan Sağlık Bakanlığına bağlı Sağlık Eğitimi Enstitülerinde görevli yönetici ve öğretmenlere, 657 sayılı Kanunun 176 ncı maddesinin ikinci fıkrası hükümleri dikkate alınmaksızın ders saati başına okutmanlara ödenen tutar kadar ek ders ücreti ödenir.

K. Askeri işyerlerinde istihdam edilen işçilere, endüstri meslek liselerinde eğitimi verilen mesleklerde "Meslek Kursu" ile "Geliştirme ve Uyum Kursu" açılmasına ilişkin olarak Milli Eğitim Bakanlığı ile Milli Savunma Bakanlığı ve Jandarma Genel Komutanlığı arasındaki Protokol uyarınca görevlendirilecek Milli Eğitim Bakanlığı kadrosundaki öğretmenlere fiilen verdikleri ders saatleri karşılığında, Milli Eğitim Bakanlığı Öğretmen ve Yöneticilerinin Ders ve Ek Ders Saatlerine İlişkin Esasların 25 inci maddesinin (b) bendinde belirtilen sınırlamalar dikkate alınmaksızın, Milli Savunma Bakanlığı ve Jandarma Genel Komutanlığı tarafından haftada 10 saate kadar, 657 sayılı Kanunun 176 ncı maddesine göre ek ders ücreti ödenir.

II. KONFERANS ÜCRETİ

Her bir konferans için 13 Yeni Türk Lirasını aşmamak üzere;

a) 657 sayılı Kanunun 176 ncı maddesine göre ve yükseköğretim kurumlarında yönetim kurullarınca belirlenen öğretim programı dışında,

b) 3563 sayılı Harp Akademileri Kanununun 16 ncı maddesi uyarınca harp akademilerinde ve diğer yüksek dereceli askeri okullarda (Harp okulları, sınıf okulları, özel ihtisas okulları, İstihbarat ve Dil Okulu, NBC Okulu gibi),

c) Cezaevlerinde mahkum ve tutuklulara ders müfredatı dışındaki konularda Bakanlık Onayı ile,

konferans verenlere kurumlarınca belirlenecek tutarda konferans ücreti ödenir.

Hizmet içi eğitim ve kurslarda konferans ücreti ödenmez.

III. FAZLA ÇALIŞMA ÜCRETİ

Azami Saat Ücreti (YTL/ YKr)

A. Saat Başı Fazla Çalışma Ücreti:

1. 657 sayılı Kanunun 178 inci maddesi uyarınca fazla çalışma karşılığında yapılacak ödeme (Özel kanunlarındaki hükümler uyarınca bütçe kanunlarıyla belirlenmesi gereken fazla mesai ücretleri için bu sırada tespit edilen saat ücreti esas alınır.), 80 YKr

2. 657 sayılı Kanuna tabi personele, anılan Kanunun 178 inci maddesinde yer alan kısıtlamalara bağlı olmaksızın ve fiilen yapılan fazla çalışma karşılığında;

a) Bakanlıklar özel kalem müdürlüklerinde çalışan personele (makam şoförleri dahil) ayda 90 saati,

b) Her bir makam için aylık toplam 450 saati geçmemek üzere Kurul Başkanı (Bakanlıklar), Genel Müdür ve daha üst birim yöneticileri, Vali, General ve Amiral rütbesini haiz olmak kaydıyla Genelkurmay Başkanlığı, Milli Savunma Bakanlığı, kuvvet komutanlıkları ile Jandarma Genel Komutanlığı ve Sahil Güvenlik Komutanlığındaki Daire Başkanı ve daha üst birimlerin yöneticileri, Rektör, Büyükşehir ve İl Belediye Başkanları ile birlikte çalışan personele makam onayına istinaden ayda 90 saati,

c) Bakanlıklar ile 2005 yılında katma bütçeli genel müdürlük iken 2006 yılında genel ve özel bütçe kapsamına alınan genel müdürlüklerin merkez teşkilatlarına ait kadrolarda görev yapan şoförlere ise ayda 60 saati,

geçmemek üzere makam onayına istinaden yapılacak ödeme, 1,00 YTL

d) Kredi ve Yurtlar Kurumu Genel Müdürlüğü ile üniversitelere bağlı yurtlar ve Atatürk Orman Çiftliği kadrolarında görev yapan personelden gerçekleştirdikleri fazla mesai karşılığında kendilerine izin verilme imkanı bulunmayanlara, yıllık olarak Maliye Bakanlığınca tespit edilecek azami fazla mesai saatleri içinde kalınmak şartıyla ve her bir personel için ayda 90 saati aşmamak üzere yapılacak ödeme, 90 YKr

e) Tapu ve Kadastro Genel Müdürlüğünün taşra teşkilatı kadrolarında çalışan personelden fazla mesai karşılığında kendilerine izin verilme imkanı bulunmayanlara, yıllık olarak Maliye Bakanlığınca tespit edilecek olan azami fazla mesai saatleri içinde kalınmak ve döner sermaye bütçesinden ödenmek şartıyla ve her bir personel için ayda 60 saati aşmamak üzere yapılacak ödeme, 80 YKr

f) Anadolu Üniversitesi dışındaki diğer yükseköğretim kurumları ile Milli Eğitim Bakanlığının kadrolarında görev yapan personelden, Anadolu Üniversitesi Açıköğretim Fakültesince düzenlenen akademik danışmanlık ve yüzyüze öğretim hizmetlerinin yürütülmesine yardımcı olmak üzere normal çalışma saatleri dışında görevlendirilen ve fiilen görev yapanlara, yıllık olarak Maliye Bakanlığınca tespit edilecek olan azami fazla mesai saatleri içinde kalınmak ve Anadolu Üniversitesi bütçesinin ilgili tertibinden ödenmek şartıyla ve her bir personel için ayda 50 saati aşmamak üzere yapılacak ödeme, 80 YKr

g) Devlet Meteoroloji İşleri Genel Müdürlüğünün taşra teşkilatı kadrolarında havacılık amaçlı meteorolojik ürün elde edilmesini sağlayan yer ve yüksek atmosfer gözlem istasyonlarında çalışan personelden fiilen yaptıkları fazla mesai karşılığında kendilerine izin verilme imkanı bulunmayanlara, yıllık olarak Maliye Bakanlığınca tespit edilecek olan azami fazla mesai saatleri içinde kalınmak ve döner sermaye bütçesinden ödenmek şartıyla ve her bir personel için ayda 60 saati aşmamak üzere yapılacak ödeme, 80 YKr

h) Boğaziçi Üniversitesi Kandilli Rasathanesi ve Deprem Araştırma Enstitüsünde çalışan (110 kişiyi geçmemek üzere) personelden fazla mesai karşılığında kendilerine izin verilme imkanı bulunmayanlara, yıllık olarak Maliye Bakanlığınca tespit edilecek olan azami fazla mesai saatleri içinde kalınmak şartıyla ve her bir personel için ayda 60 saati aşmamak üzere yapılacak ödeme, 80 YKr

i) Nüfus ve Vatandaşlık İşleri Genel Müdürlüğü Bilgi İşlem Dairesi Başkanlığında Merkezi Nüfus İdaresi Sisteminde (MERNİS) çalışan personelden (sözleşmeli personel dahil) fazla mesai karşılığında kendilerine izin verilme imkanı bulunmayanlara, yıllık olarak Maliye Bakanlığınca tespit edilecek olan azami fazla mesai saatleri içinde kalınmak şartıyla ve her bir personel için ayda 60 saati aşmamak üzere yapılacak ödeme, 80 YKr

j) Nüfusu en son resmi nüfus sayımına göre 250.000 ve daha yukarı olan belediyelerde (Büyükşehir belediyesi sınırları içindeki ilçe belediyeleri dahil) Hesap İşleri Müdürlüğüne ait kadrolara atanmış olup; vergi, harç, katılma payları ile ilgili tarh, tahakkuk, tahsilat, tebliğ, takip, yoklama ve benzeri gelir işlerinde fiilen çalışan 657 sayılı Kanuna tabi personele (bu konulara ilişkin olarak bilgi işlem merkezlerinde çalışan memurlar ve sözleşmeli personel dahil, işçiler hariç); bu görevler nedeniyle fiilen yaptıkları fazla mesailer karşılığında her bir saat için 1,95 Yeni Türk Lirasını geçmemek üzere belediye başkanlıklarınca belirlenecek esas, usul ve miktarlarda fazla mesai ücreti ödenebilir. Ancak, her bir personel için bu bende göre bir yılda ödenecek fazla mesai saat sayısı 300 saati geçemez.

3. 399 sayılı Kanun Hükmünde Kararnamenin 30 uncu maddesinin (a) bendine göre, söz konusu Kanun Hükmünde Kararnamenin 3 üncü maddesinin (c) bendi uyarınca çalıştırılan sözleşmeli personele saat başına ödenecek fazla çalışma ücreti bu bölümde belirlenen miktarları aşmayacak şekilde unvanlar itibarıyla teşebbüs veya bağlı ortaklık yönetim kurulları tarafından tespit edilir. 80 YKr

4. Milli Eğitim Bakanlığı;

a) Bakanlığa bağlı her dereceli okullar ile kurumların atölye ve birimlerinde döner sermaye işleri üzerinde işin gereği olarak, olağan çalışma saatleri dışında fiilen çalışanlara (şoförler ve yardımcı hizmetler sınıfı personeli hariç) öğretim günlerinde günde 3 saati, resmi ve dini bayram günleri haricindeki tatillerde günde 8 saati, uygulama oteli bulunan otelcilik ve turizm meslek liselerinde ise tatillerde günde 8 saati geçmemek kaydıyla, okul ve kurum döner sermaye hasılatından, beher iş saati için ödenecek fazla çalışma ücretleri bu bölümde belirlenen azami tutarı geçmemek üzere okul ve kurum müdürlerince, personelin üretime katkıları ve işçilik payı göz önünde bulundurularak tespit edilir. 4,00 YTL

b) Döner sermaye işlerinde görevli şoförlerle yardımcı hizmetler sınıfı personeline fiilen mesai saatleri dışında yaptıkları çalışmalar karşılığında ayda 90 saate kadar okul veya kurum döner sermaye hasılatından ödenmek üzere saat başına, 80 YKr

c) 2547 sayılı Kanunun 45 inci maddesinin (e) bendi hükmü uyarınca, mesleki ve teknik eğitim bölgesinde yer alan meslek yüksekokulları ile ilişkilendirilen mesleki ve teknik orta öğretim kurumlarında görev yapan Milli Eğitim Bakanlığı idari personeline (yardımcı hizmetler sınıfı personeli dahil) yasal çalışma saatinin bitiminden sonra fiilen yaptıkları fazla çalışma süreleri için ayda 100 saati geçmemek üzere saat başına, 1,60 YTL

5. Yapılan denetim ve inceleme sonucunda, fiilen fazla mesai yapmayanlara yukarıda yer alan hükümlere göre ödeme yapıldığının tespit edilmesi halinde, ilgililer hakkında gerekli kanuni takibat yapılmakla birlikte, ödenen fazla çalışma ücreti yüzde 100 fazlası ile birlikte geri alınır. Bu tutarın, cezaya ilişkin bölümünün yarısı ödeme yapılan personelden, diğer yarısı ise mesai çizelgesini onaylayandan tahsil edilir.

Her ne suretle olursa olsun, özel kanunlarına göre fazla çalışma ücreti alanlara, yukarıdaki hükümlere göre ayrıca fazla çalışma ücreti ödenmez.

B. Aylık Maktu Fazla Çalışma Ücreti:	**Aylık Maktu Miktar (YTL)**
1. Çevre ve Orman Bakanlığı ile Orman Genel Müdürlüğü Orman Muhafaza Memurlarına,	18 YTL

2. Belediyeler ile bunlara bağlı müstakil bütçeli kamu tüzel kişiliğini haiz kuruluşlarda (iktisadi işletmeler hariç), görevlerinin niteliği gereği 657 sayılı Kanunda belirtilen çalışma süre ve saatlerine bağlı olmaksızın zabıta ve itfaiye hizmetlerinde fiilen çalışan personel (destek hizmeti yürüten personel hariç) ile kadrolu olarak fiilen çalışan koruma ve güvenlik personeline belediye meclisi kararı ile tespit edilen miktar, fazla çalışma ücreti olarak maktuen ödenir.

Ancak, bunlara ödenecek aylık fazla mesai ücreti en son yapılan resmi nüfus sayımına göre belediye nüfusu;

- 250.000'e kadar olanlar için 116 Yeni Türk Lirasını,
- 250.000 ile 1.000.000 arasında olanlar için 200 Yeni Türk Lirasını,
- 1.000.000'dan fazla olanlar için 232 Yeni Türk Lirasını,
- Ankara, İstanbul ve İzmir Büyükşehir Belediyeleri dışındaki diğer büyükşehirlerin itfaiye personeli için 232 Yeni Türk Lirasını,
- Ankara, İstanbul ve İzmir büyükşehir sınırları içerisindekiler için (10.7.2004 tarihli ve 5216 sayılı Kanun uyarınca bu illerin sınırları içine alınan ilçeler ile ilk kademe belediyeler hariç) 315 Yeni Türk Lirasını,

geçemez.

Yukarıdaki hükümlerin uygulanmasında, 10.7.2004 tarihli ve 5216 sayılı Kanun uyarınca büyükşehir sınırları içine alınan ilçeler hariç büyükşehir sınırları içerisindeki ilçe belediyeleri, içinde bulundukları büyükşehir nüfusuna tabidir.

3. Aylık maktu fazla çalışma ücreti alanlara, her ne ad altında olursa olsun ayrıca fazla çalışmaya yönelik olarak başkaca bir ödeme yapılmaz.

4. Yukarıdaki hükümlere göre ödenecek aylık maktu fazla çalışma ücretleri;

a) Görevin yapılması sırasında veya görevden dolayı yaralanma ve sakatlanma hallerinde tedavi süresince,

b) Bir yılda toplamı 30 günü geçmeyen hastalık izni sürelerinde,

c) İtfaiye hizmetlerinde çalışan personel için görevin yapılması sırasında veya görevden dolayı hastalanma hallerinde tedavi süresince,

d) Yurt içinde yapılacak hizmet içi eğitime katılma ve geçici görevli olarak bulunma durumlarında,

ödenmeye devam olunur.

Diğer hallerde ise maktu fazla çalışma ücretleri, fiilen çalışıldığı sürece ve bu süre ile orantılı olarak ödenir.

IV. EDEBİ KURUL TOPLANTI ÖDENEĞİ — **Toplantı Ücreti (YTL)**

5441 sayılı Devlet Tiyatrosu Kuruluşu Hakkında Kanunun 2 nci maddesi uyarınca, Devlet tiyatrolarında oynanacak eserleri seçen edebi kurulun tiyatro dışından katılan üyelerine, her toplantı için özel kanunlarında değişiklik yapılıncaya kadar ödenecek toplantı ücreti (Her toplantı için 3 kişiyi geçmemek ve bir yılda altı toplantıyı aşmamak üzere) — 58 YTL

V. TÜRK KODEKS KOMİSYONU TOPLANTI ÖDENEĞİ

767 sayılı Türk Kodeksi Hakkında Kanunun 3 üncü maddesi uyarınca Türk Kodeksini hazırlamak üzere oluşturulan Kodeks Komisyonu üyelerine, her toplantı için ödenecek toplantı ücreti (Ayda iki toplantıyı geçmemek üzere) — 35 YTL

VI. DİĞER ÖDEMELER

1. 181 sayılı Sağlık Bakanlığının Teşkilat ve Görevleri Hakkında Kanun Hükmünde Kararnamenin 31 inci maddesi uyarınca kurulan Yüksek Sağlık Şurasının tabii üyelerine her toplantı günü için 1000, diğer üyelerine ise 2000 gösterge rakamının memur aylık katsayısı ile çarpımı sonucu bulunacak tutarda, yılda 12 toplantı gününü geçmemek üzere huzur hakkı ödenir.

2. Açıköğretim sınav hizmetlerinde görev alanlara günlük **2500** gösterge rakamının memur aylıklarına uygulanan katsayı ile çarpımından elde edilecek tutarı geçmemek üzere Rektörün önerisi üzerine Üniversite Yönetim Kurulu tarafından belirlenecek miktarda ödeme, döner sermaye bütçesinden yapılabilir. Ancak, sınavın hazırlanması, değerlendirilmesi ve denetiminde görev alanlara yapılacak ödemelere esas alınacak gösterge rakamı aynı usulle iki katına kadar çıkartılabilir. Eğitim ve sınavlara ilişkin olarak mevzuat uyarınca yapılması gereken zorunlu giderler döner sermaye bütçesinden karşılanabilir.

3. Milli Eğitim Bakanlığınca yapılan merkezi sistem sınav hizmetlerinde (Bakanlığın kendi personeline yönelik yaptığı sınav hizmetleri hariç) 24 saat esasına göre kapalı devre çalışmasında fiilen görev alanlara, her gün için 750 gösterge rakamının, belirtilen sınav hizmetlerinde sınav günü görev alanlara ise sadece sınav gününe mahsus olmak üzere 1500 gösterge rakamının memur aylıklarına uygulanan katsayı ile çarpımı sonucu bulunacak tutarı geçmemek üzere görevin önem ve güçlüğüne göre Milli Eğitim Bakanının onayı ile belirlenecek miktarda döner sermaye bütçesinden ödeme yapılır. Belirtilen ödemelerden yararlanan personele, 6245 sayılı Harcırah Kanunu hükümleri gereğince yapılan ödemeler hariç olmak üzere, aynı günler için başka bir ödeme yapılmaz.

4. 657 sayılı Kanunun ek 32 nci maddesi uyarınca verilecek öğretim yılına hazırlık ödeneği Bakanlar Kurulu kararı aranmaksızın 425 Yeni Türk Lirası olarak ödenir.

5. Adalet Bakanlığı Ceza ve Tevkifevleri Genel Müdürlüğü Denetimli Serbestlik ve Yardım Merkezleri ile Koruma Kurulları hizmetlerinde çalışan gönüllülere talepleri üzere fiilen çalıştıkları her gün için, ulaşım ve iaşe gideri olarak günlük 7,50 Yeni Türk Lirası ödenir. Tüm gönüllülere ödeme yapılabilecek yıllık toplam gün sayısı 150.000'dir.

6. Bezm-i Alem Valide Sultan Vakıf Gureba Hastanesi personelinin katkısıyla elde edilen döner sermaye gelirlerinden bu birimde çalışan memurlara; hizmet sunum şartları, personelin unvanı, görevi, çalışma şartları ve süresi, hizmete katkısı, performansı, serbest çalışıp çalışmaması ile muayene, ameliyat, anestezi, girişimsel işlemler ve özellik arz eden riskli bölümlerde çalışma gibi unsurlar esas alınmak suretiyle, Sağlık Bakanlığına bağlı sağlık kurumlarında unvanlara göre uygulanan tavan ödeme miktarları aşılmamak kaydıyla, Sağlık Bakanlığı personeli için tespit edilen esas ve usuller de dikkate alınarak Vakıflar Meclisince belirlenecek esas, usul ve oranda ödeme yapılabilir. Bu şekilde yapılacak ödeme, cari yılda elde edilen döner sermaye gelirinin %50'sini aşamaz.

7. Bu Kanunun 14 üncü maddesindeki işler için genel bütçe kapsamındaki idarelerden Maliye Bakanlığında geçici olarak görevlendirilen personele, Maliye Bakanlığındaki emsali memurlara 4.1.1961 tarihli ve 213 sayılı Kanunun ek 13 üncü maddesi uyarınca yapılan ek ödeme ve fazla mesai ücreti, aynı esas ve usullerle görev yaptıkları süreyle sınırlı olarak Maliye Bakanlığı bütçesinden ödenir.

VII. TAYIN BEDELİ

2155 sayılı Bazı Kamu Personeline Tayın Bedeli Verilmesi Hakkında Kanunun 1 inci maddesinin üçüncü fıkrası uyarınca ödenecek aylık tayın bedeli, günlük er istihkakının bir aylık tutarı esas alınarak hesaplanır. Ancak bu şekilde ödenecek tayın bedelinin aylık tutarı 2100 gösterge rakamının memur aylık katsayısı ile çarpılması sonucu bulunacak miktarı geçemez.

VIII. EK TAZMİNAT TAVANLARI

375 sayılı Kanun Hükmünde Kararnamenin 28 inci maddesinin (B) fıkrası uyarınca ödenecek ek

tazminatın tavanı 65 Yeni Türk Lirası olarak uygulanır. Ancak Bakanlar Kurulu bu tavan miktarını yüzde 50'sine kadar artırmaya yetkilidir.

Aynı maddenin (A) fıkrası uyarınca ödenecek ek tazminatın aylık tutarı da erbaş ve erler için 1.1.2006–30.6.2006 tarihleri arasındaki sürede 110 Yeni Türk Lirasını, 1.7.2006 tarihinden itibaren ise 115 Yeni Türk Lirasını geçemez.

IX. JÜRİ ÜYESİ VE RAPORTÖR ÜCRETLERİ

Genel yönetim kapsamında bulunan kamu idareleri ile bunlara bağlı döner sermayeli kuruluşlar ve özel kanunlarla kurulmuş fonlar tarafından yapılacak her türlü etüt, plan, proje, güzel sanatlara ve benzeri işlere ilişkin yarışmalarda jüri üyesi veya raportör olarak görevlendirilen 657 sayılı Kanunun 87 nci maddesinde sayılan kurum ve kuruluşlarda çalışan personele, her bir asli jüri üyeliği veya asli raportörlüğü için 630 Yeni Türk Lirasını geçmemek üzere Maliye Bakanlığının görüşü alınarak kurumlarınca belirlenecek miktarda ücret ödenir.

Bu personelden danışman jüri üyeliği görevi yapanlara aynı koşullarla, yukarıda belirtildiği şekilde tespit edilen miktarın yarısı ödenir. Yedek jüri üyelerine ön ve soru-cevap toplantılarına katılmaları halinde yedeği oldukları danışman jüri veya asli jüri üyelerine ödenen miktarın 1/4'ü ödenir. Asli jüri üyesinin zorunlu bir nedenle çalışmalara devam edememesi halinde kendisine yedek jüri üyesi ücreti, asli jüri üyesinin yerini alacak yedek jüri üyesine de asli jüri üyesi ücreti ödenir.

Anılan jürilerde üye veya raportör olarak görev yapan ve yukarıdaki fıkralar kapsamına girmeyen 657 sayılı Kanunun 87 nci maddesinde sayılan kurum ve kuruluşlarda çalışan personel dışındaki kişilere ise, 4734 sayılı Kamu İhale Kanununun 23 ve 53 üncü maddeleri uyarınca yayımlanmış olan, Mimarlık, Peyzaj Mimarlığı, Mühendislik, Kentsel Tasarım Projeleri, Şehir ve Bölge Planlama ve Güzel Sanat Eserleri Yarışmaları Yönetmeliği hükümlerine göre ücret ödenir. Ancak verilecek miktar bu bölümün birinci fıkrasında belirtilen tutarın iki katından çok olamaz.

X. VATANİ HİZMET AYLIKLARI VE SOSYAL YARDIM ÖDEMELERİ

1. 1005 sayılı İstiklal Madalyası Verilmiş Bulunanlara Vatani Hizmet Tertibinden Şeref Aylığı Bağlanması Hakkında Kanunun 1 inci maddesinde yer alan (4000) rakamı (5400) olarak,

2. Vatani hizmet tertibinden aylık bağlanmasına ilişkin muhtelif Kanunlarda yer alan gösterge rakamları, kendileri için (5400), dul eşleri için (4325), diğer yakınları için (3000) olarak,

3. 2022 sayılı 65 Yaşını Doldurmuş Muhtaç, Güçsüz ve Kimsesiz Türk Vatandaşlarına Aylık Bağlanması Hakkında Kanun uyarınca aylık ödemelerine esas alınan gösterge rakamı (1550) olarak,

uygulanır.

M - CETVELİ

(PANSİYON ÜCRETLERİ)

I - MİLLİ EĞİTİM BAKANLIĞI

Okul Türü ve Kademesi	2006Yılı (YTL - Ücret)
İlköğretim Okulları (Yatılı İlköğretim Bölge Okulları, Pansiyonlu İlköğretim Okulları ile Özel Eğitim Okulları)	1.145
Ortaöğretim okulları (Genel ve Mesleki Teknik Liseler, Çok Programlı Liseler)	1.145
Yetişkinler Teknik Eğitim Merkezleri, Çıraklık Eğitim Merkezleri ve Pratik Sanat Okulları	1.145
Mesleki ve Teknik Ortaöğretim Okulları (3308 sayılı Kanun kapsamında olan okullar)	1.280
Anadolu ve Fen Liseleri (Genel ve Mesleki Teknik Liseler, Çok Programlı Liseler)	1.145
Mesleki ve Teknik Anadolu liseleri (3308 sayılı Kanun Kapsamında olan okullar)	1.280

II - SAĞLIK BAKANLIĞI

Okul Türü ve Kademesi	2006 Yılı (YTL - Ücret)
Sağlık Meslek Liseleri	1.083

O - CETVELİ
ORDU İHTİYACI İÇİN ALINACAK HAYVANLARA AİT LİSTE

HİZMETİ	CİNSİ	YÜKSEKLİĞİ (METRE)	GÖĞÜS ÇEVRESİ (METRE)	BİRİM FİYATI (YTL)
Süvari Bineği	Beygir	1.45 (en az)	1.65 (en az)	2.100
Topçu Bineği	Beygir	1.50 (en az)	1.70 (en az)	1.680
Diğer Binekler	Beygir	1.43 (en az)	1.60 (en az)	1.630
Mekkare	Beygir	1.36 (en az)	1.52 (en az)	1.155
Mekkare	Katır	1.36 (en az)	1.50 (en az)	1.100
Köpek	Kurt	–	–	800
Köpek	Kangal	–	–	380

P - CETVELİ
MOTORLU TAŞITLARIN ORTALAMA ALIM DEĞERLERİ VE SEFERBERLİK TATBİKATINA KATILACAK ARAÇLARIN GÜNLÜK KİRA BEDELLERİ

(YTL)

Aracın Cinsi ve Tonajı	Alım Değeri	Seferberlik Tatbikatına Katılacak Araçların Tahmini Günlük Kira Bedeli
10 Ton İdari Araç	91.450	–
5 Ton İdari Araç	49.350	–
1/2 Ton İdari Araç	16.600	–
1/5 Ton Taktik Araç	9.250	–
1/2 Ton Taktik Araç	14.700	–
5 Ton Taktik Araç	198.580	–
2.5 Ton Taktik Araç	155.200	–
10 Ton Çekici Araç	601.400	–
Karüstü Aracı	268.600	–
Kamyonet 500-1000 Kg.	–	51,20
Kamyonet 1001-2000 Kg.	–	58,30
Kamyonet 2001-3000 Kg.	–	69,00
Kamyon 3001-4000 Kg.	–	76,20
Kamyon 4001-5000 Kg.	–	90,30
Kamyon 5001-6000 Kg.	–	94,30
Kamyon 6001-7000 Kg.	–	94,30
Kamyon 7001-8000 Kg.	–	112,20
Kamyon 8001-9000 Kg.	–	112,20
Kamyon 9001-10.000 Kg.	–	112,20
Kamyon 10.001-11.000 Kg.	–	112,20
Kamyon 11.001-12.000 Kg.	–	122,00
Kamyon 12.001-13.000 Kg.	–	122,00
Kamyon 13.001-14.000 Kg.	–	122,00
Çekici 5.000 Kg.	–	127,50
Çekici 10.000 Kg.	–	142,70
Akaryakıt Tankeri 5.000 Kg.	–	94,30
Akaryakıt Tankeri 10.000 Kg.	–	112,20
Su Tankeri	–	112,20
Otobüs (40 Kişilik)	–	264,70
Loder Yükleyici	–	155,20
Silindir (Lastik Tekerlekli Çekici)	–	155,20
Motorsiklet	–	27,70
Karüstü Aracı	–	182,90

T - CETVELİ

(Kurumların Satın Alacakları Taşıtların Azami Satın Alma Bedellerini Gösterir Cetvel)

Sıra No	Taşıtın Cinsi	Diferansiyeli	Azami Satınalma Bedeli (YTL)
1-a (*)	Binek Otomobil	4x2	72,000
1-b (**)	Binek Otomobil	4x2	79,500
2-	Binek Otomobil	4x2	26,000
3-	Station-Wagon	4x2	26,500
4-	Arazi Binek (En az 4, en çok 8 kişilik)	4x4	46,000
5-	Minibüs (Sürücü dahil en fazla 15 kişilik)	4x2	40,000
6-	KaptıKaçtı (Arazi)	4x4	61,000
7-	Pick-up (Kamyonet, şoför dahil 3 veya 6 kişilik)	4x2	37,000
8-	Pick-up (Kamyonet, arazi hizmetleri için şoför dahil 3 veya 6 kişilik)	4x4	46,000
9-	Panel	4x2	35,000
10-	Midibüs (Sürücü dahil en fazla 26 kişilik)	4x2	80,000
11-	Otobüs (Sürücü dahil en az 27 kişilik)	4x2	163,000
12-	Kamyon şasi-kabin tam yüklü ağırlığı en az 3.501 kg	4x2	47,000
13-	Kamyon şasi-kabin tam yüklü ağırlığı en az 12.000 kg	4x2	69,000
14-	Kamyon şasi-kabin tam yüklü ağırlığı en az 17.000 kg	6x2-6x4	85,000
15-	Ambulans (Tıbbi donanımlı)	4x2	63,000
16-	Ambulans arazi hizmetleri için	4x4	69,000
17-	Pick-up (Kamyonet) cenaze arabası yapılmak üzere	4x2	37,000
18-	Motorsiklet en az 45-250 cc.lik	-	5,300
19-	Motorsiklet en az 600 cc.lik	-	6,400
20-	Bisiklet	-	1,300
21-a	Güvenlik önlemli binek otomobil (Cinsi ve fiyatı Maliye Bakanlığınca belirlenir.)		
21-b	Güvenlik önlemli servis taşıtı (Cinsi ve fiyatı Maliye Bakanlığınca belirlenir.)		

(*) 237 sayılı Taşıt Kanununa ekli (1) sayılı cetvelde yer alan Makamlar ile Devlet Protokol Hizmetlerinde kullanılmak üzere Dışişleri Bakanlığınca satın alınacak taşıtlar için.

(**) 237 sayılı Taşıt Kanununa ekli (1) sayılı cetvelde yer alan ilk üç sıradaki Makamlar için.

NOT: 1- Bu cetvelde gösterilen azami fiyatlarda değişiklik yapmaya, bu bedelleri belirli makam ve hizmetler için farklı miktarlarda tespit etmeye Maliye Bakanı yetkilidir.

2- Bu cetvelde belirlenen azami satın alma bedelleri, her türlü vergi öncesi bedellerdir.

V - CETVELİ

(Vatani Hizmet Aylıkları)

A- Sivas Kongresince Seçilen Temsil Heyeti Üyeleriyle T.B.M.M. Birinci Dönem Milletvekillerinden 15.12.1948 tarihli ve 5269 sayılı, 18.7.1951 tarihli ve 5814 sayılı Kanunlar Gereğince Vatani Hizmet Tertibinden Aylık Bağlananlar

Aylık Sahiplerinin İsimleri	Aylık Göstergesi
Adana Milletvekili Damar Arıkoğlu Eşi Sabahat Arıkoğlu	4325
Kastamonu Milletvekili Sabri Dura Kızı F. Enise Çamlıca	3000
Ankara Milletvekili Hilmi Çayıroğlu Kızı F. Fahriye Özaka	3000
Burdur Milletvekili Veli Saltıkgil Kızı İnci Saltıkgil	3000
Erzincan Milletvekili Hüseyin Aksu Kızı Saime Aksu	3000
Mersin Milletvekili Tevfik Gençtürk Kızı Terviz Dinçer	3000
Siverek Milletvekili Abdulgani Ensari Kızı B. Saadet Ensari	3000
Kayseri Milletvekili Osman Uşaklı Kızı Sabiha Çıngıllıoğlu	3000
Elazığ Milletvekili Hüseyin Öz Kızı Nevres Hanağası	3000
Menteşe Milletvekili H. Fahri Arslanlı Kızı Z. İclal Arslanlı	3000
Malatya Milletvekili Garip Ömer Kızı Emine Akıncı	3000
Kayseri Milletvekili Rıfat Çelik Kızı V. Sevim Karakimseli	3000
Milletvekili Halit Akmansu Kızı Muazzez Süman	3000
Kütahya Milletvekili Ragıp Soysal Kızı Atike Akar	3000
Bingöl (Genç) Milletvekili Hamdi Yılmaz Kızı Azize Bozgen (Yılmaz)	3000
Bingöl (Genç) Milletvekili Hamdi Yılmaz Kızı Fikriye Akay	3000
Sinop Milletvekili Abdullah Karabina Kızı Ziynet Kula	3000
C. Bereket Milletvekili Faik Öztrak Kızı Handan İnan	3000

Siirt Milletvekili Necmettin Bilgin Kızı İsmet Bedük	3000

Aylık Sahiplerinin İsimleri	Aylık Göstergesi
Saruhan Milletvekili İ. Süreyya Yiğit Kızı İ. Candan Yiğit	3000
Diyarbakır Milletvekili Abdülkadir Kürkçü Kızı Sevim Kürkçü	3000
Erzurum Milletvekili M. Salih Yeşiloğlu Kızı A. Nimet Yeşiloğlu	3000
Antalya Milletvekili Hasan Tahsin Sürenkök Kızı Rukiye Sürenkök	3000
Isparta Milletvekili İ. Remzi Kızı F. Seniha Başer	3000
Ergani Milletvekili İ. Hakkı Akgün Kızı Nesligör Akgün	3000
Niğde Milletvekili M. Ragıp Soylu Kızı Bedia Şahenk	3000
Siirt Milletvekili Kadri Oktay Kızı Cavide Yasa	3000
Siirt Milletvekili Kadri Oktay Kızı Beşire Kalkan	3000
Isparta Milletvekili İbrahim Demiralay Kızı R. Muazzez Aydemir	3000
Edirne Milletvekili C. Tayyar Eğilmez Kızı K. Hayat Karabağ	3000
Siirt Milletvekili Nuri Bayram Kızı Fatma Cander	3000
Milletvekili Mulla Ali Güney Kızı Tolunay Güney	3000
Muş Milletvekili Rıza Kotan Kızı Türkan Kotan	3000
Siirt Milletvekili M. Sabri Baysan Kızı İstiklal Baysan	3000
Isparta Milletvekili Tahir Kucur Kızı Tuna Kucur	3000
Isparta Milletvekili Tahir Kucur Kızı F. Türkan Kaya	3000
Isparta Milletvekili Tahir Kucur Kızı H. Gülten Şaklar	3000
Yozgat Milletvekili Y. Bahri Tatlıoğlu Kızı Fatma Süral	3000
Karasi Milletvekili İbrahim Cevdet Kızı Zarife Sarıbeyler	3000
Sinop Milletvekili Mehmet Şerif Kızı N. Nefise Kayhan	3000

Gaziantep Milletvekili Ragıp Yoğun Kızı Fethiye Yoğun	3000
Gaziantep Milletvekili Ragıp Yoğun Kızı L. Münevver Muslu	3000

Aylık Sahiplerinin İsimleri	**Aylık Göstergesi**
Ş. Karahisar Milletvekili M. N. Erberk Kızı Ülker Kılınç	3000
Ş. Karahisar Milletvekili M. N. Erberk Kızı Suna Kor	3000
Bursa Milletvekili Servet Akdağ Kızı Süreyya Akdağ	3000
Bursa Milletvekili Servet Akdağ Kızı Faize Övünç	3000
C. Bereket Milletvekili A. Celalettin Öztekin Kızı F. Azize Öztekin	3000
Sivas Milletvekili Y. Ziyaettin Başara Kızı E. Lütfiye Başara	3000
Kırşehir Milletvekili M. Sadık Savtekin Kızı Semiha Savtekin	3000
İçel Milletvekili Haydar Arslan Kızı Suzan Arslan	3000
İçel Milletvekili Haydar Arslan Kızı Perihan Alev	3000
İstanbul Milletvekili H. Hüsnü Işık Kızı S. Fikriye Kuyaş	3000
Bolu Milletvekili Fuat Umay Kızı Esin Umay	3000
Diyarbakır Milletvekili İ. Hamit Tiğrel Kızı Bediz Koz	3000
Diyarbakır Milletvekili İ. Hamit Tiğrel Kızı Melek Öktem	3000
Bitlis Milletvekili S. Vehbi Öztekin Kızı Saime Gebeloğlu	3000
Adana Milletvekili Zekai Apaydın Kızı Leyla Yerdel	3000
Şereflikoçhisar Milletvekili Mesut Benli Kızı Dicle Benli	3000
Van Milletvekili Hakkı Ungan Kızı Zühtiye Ungan	3000
Van Milletvekili Hakkı Ungan Kızı Ayten Ungan	3000
Van Milletvekili Hakkı Ungan Kızı Selçuk Karaduman	3000
Bitlis Milletvekili A. Hikmet Özdemir Kızı Saliha Özdemir	3000

Saruhan Milletvekili Reşat Aybar Kızı Samime Kalkan	3000
Burdur Milletvekili İ. Suphi Soysallıoğlu Kızı F. Gönül Soysallıoğlu	3000
Mardin Milletvekili İbrahim Turhan Kızı Neriman Turhan	3000

Aylık Sahiplerinin İsimleri	**Aylık Göstergesi**
Mardin Milletvekili İbrahim Turhan Kızı Ayhan Turhan	3000
Karasi Milletvekili Hüseyin Hacim Kızı Z. Nezade Eken	3000
Oltu Milletvekili Rüstem Haşimoğlu Kızı Vasfiye Özaslan	3000
İstanbul Milletvekili A. Mazhar Akifoğlu Kızı N. Özlem Akifoğlu	3000
I. Dönem Milletvekili Rıza Vamık Kızı Hayrünnisa Besen	3000
Malatya Milletvekili Hüseyin Sıtkı Gür Kızı Nuriye İdil	3000
Bursa Milletvekili M. Fehmi Gerçeker Kızı Meliha Çetinkaya	3000
Bursa Milletvekili M. Fehmi Gerçeker Kızı Seniha Yazgan	3000
Ergani Milletvekili Mahmut Sığınak Kızı Saadet Öztürk	3000
Gümüşhane Milletvekili Ziya Tuğlu Kızı Yadigar Savaşeri	3000
Çankırı Milletvekili M. Tevfik Durlanık Kızı Hatice Çivitçioğlu	3000
Canik Milletvekili Şükrü Fırat Kızı H. Zahide Karamuk	3000
Sivas Milletvekili Rasim Başara Kızı Türkan Kınacı	3000
Ankara Valisi M. Reşit Şahingiray Kızı İsmet Şahingiray	3000
Şanlıurfa Milletvekili Salih Hayali Kızı Gülendam Sayın	3000
I. Dönem Milletvekili Sıddık Mumcu Kızı Muzaffer Mumcu	3000
I. Dönem Milletvekili Mustafa Kızı Perihan Atsan	3000
I. Dönem Milletvekili Mustafa Kızı İlhan Ekmekçioğlu	3000
Siverek Milletvekili M. İhsan Sağlam Kızı R. Faize Gümüş	3000

Ergani Milletvekili M. Emin Özserdar Kızı Nazime Ertekin	3000
I. Dönem Milletvekili Kazım Özalp Kızı F. Güner Özalp	3000
I. Dönem Milletvekili Süleyman Sırrı Kızı Gülbekem Aral	3000
I. Dönem Milletvekili Süleyman Sırrı Kızı Lamia Esmer	3000

Aylık Sahiplerinin İsimleri	Aylık Göstergesi
I. Dönem Milletvekili M. Refik Kızı Türkan Çölaşan	3000
I. Dönem Kastamonu Milletvekili A. Kadir Kemali Kızı N. Uğur Gürsu (Öğütçü)	3000
I. Dönem Kastamonu Milletvekili A. Kadir Kemali Kızı A. Türkan Atagan	3000
I. Dönem Van Milletvekili H. Sadık Kızı Sevinç Kutay	3000
I. Dönem K. Sahip Milletvekili A. Nebil Kızı A. Fahrinisa Alpsar	3000
I. Dönem İçel Milletvekili Şevki Göklevent Kızı Aliye Şevki Gülnar	3000
I. Dönem Trabzon Milletvekili Mehmet Engin Kızı Meliha Engin	3000
I. Dönem Ardahan Milletvekili Server Ahıskata Kızı L. Nesrin Ahıskaatabekoğlu	3000
I. Dönem Lazistan Milletvekili Z. Abidin Başbuğoğlu Kızı N. Sevda Başbuğoğlu	3000
İçel Milletvekili Haydar Arslan Kızı Canan Aşkın	3000
I. Dönem Batum Milletvekili Edip Dinç Kızı Şükran Yavuzay	3000
Kütahya Milletvekili M. A. Cevdet Barlas Kızı E. Gülsevim Barlas	3000
I. Dönem Milletvekili A. Hamdi Ülkümen Oğlu Atila Ülkümen	3000
I. Dönem Milletvekili Mazhar Germen Kızı S. Türkan Pirinççioğlu	3000

B- Özel Kanunlara Göre Vatani Hizmet Tertibinden Aylık Bağlananlar

Aylık Sahiplerinin İsimleri	Dayandığı Kanun	Aylık Göstergesi
Hakkı Şenhür	3275	5400
Embiya Çavuş	3275	5400
Yakup Örgü Eşi Hanife Örgü	870	4325
Yusuf Çelik Eşi K. Makbule Çelik	870	4325
İsa Güneş Eşi Gülçiçek Güneş	2378	4325
Hacı Altıner Eşi Cemile Altıner	1062	4325
Mehmet Akman Eşi Satı Cebeci	6576	4325
Mevlüt Meriç Eşi Fadime Şahin	1580	4325
Kemal Bahadır Demir Eşi Melek Sina Baydur	1936	4325
Mehmet Şanlı Baydar Eşi N. Güner Baydar	1936	4325
Talip Yener Eşi Saniye Kılıç Uysal	2097	4325
Oktar Cirit Eşi F. Gülen Cirit	2096	4325
İsmail Şevket Erez Eşi F. Necla Erez	2097	4325
H. Daniş Tunalıgil Eşi F. Firüze Tunalıgil	2097	4325
Mülazım Deniz Eşi Cevran Deniz	2998	4325
Ali Tabak Eşi Zülfiye Tabak	3275	4325
Remzi Gürkan Eşi Saffet Gürkan	3275	4325
Tahir Ünlü Eşi Sultan Ünlü	167	4325
İbrahim Kalça Eşi Seyyare Kalça	682	4325
Harun Atay Kızı Fatma Atay	6857	3000

Halil İbrahim Kızı Necibe İlvan	480	3000

Aylık Sahiplerinin İsimleri	Dayandığı Kanun	Aylık Göstergesi
Boğazlıyan Kaymakamı Kemal Kızı Müşerref Gürenci	271	3000
Mehmet Şanlı Baydar Kızı A.S. Leyla Baydar	1936	3000
Mehmet Şanlı Baydar Kızı Asuman Baydar	1936	3000
Talip Yener Annesi Nuriye Yener	2097	3000
Talip Yener Babası Sabri Yener	2097	3000
Oktay Cirit Kızı N. Ece Cirit	2096	3000
H. Daniş Tunalıgil Kızı H. Periel Tunalıgil	2097	3000
Mehmet Kıran Kızı Telli Kıran	2884	3000
Mülazım Deniz Kızı Mavuş Deniz	2998	3000
Kaşir Kaçar Kızı Çeşmi Çadırcı	3258	3000
Ali Tabak Kızı Melek Tabak	3275	3000
Ahmet Hamdi Efendi Kızı Emel Çardak	330	3000
Süleyman Kulaksız Oğlu Sadık Kulaksız	389	3000
Tahir Ünlü Kızı Elmas Keskintaş	167	3000
Tahir Ünlü Kızı Şükran Ünlü	167	3000

C- 28.5.1986 tarihli ve 3292 Sayılı Kanun Gereğince Bakanlar Kurulu Kararıyla Vatani Hizmet Tertibinden Aylık Bağlananlar

Aylık Sahiplerinin İsimleri	Aylık Göstergesi
Salahaddin Galip	5400
Abdullah Deliormanlı	5400
Hasan Ayyıldız	5400
Cevdet Gündüzlü	5400
Hüsnü Kahveci	5400
Yakup Yıldırım Türkan	5400
Hüseyin Gazi	5400
Arif Şentürk	5400
Ramadan Tunalı	5400
Eşref Özgür	5400
Selim Savaş	5400
Mehmet Karaali	5400
Ali Mutlutürk	5400
İsmail Şimşek	5400
Remzi Doğru	5400
Hanifi Aktaş	5400
Ali Şengüler	5400
Nazım Başaran	5400

<table>
<tr><td>Mümin Kaşmeroğlu</td><td>5400</td></tr>
<tr><td>Ahmet Kızılkaya</td><td>5400</td></tr>
<tr><th>Aylık Sahiplerinin İsimleri</th><th>Aylık Göstergesi</th></tr>
<tr><td>Mahmut Önal (Bölükbaşı)</td><td>5400</td></tr>
<tr><td>Şaban Güler</td><td>5400</td></tr>
<tr><td>Şaban Ergül</td><td>5400</td></tr>
<tr><td>Hacer Yücel</td><td>5400</td></tr>
<tr><td>Saadettin Bilen</td><td>5400</td></tr>
<tr><td>Remzi Uçan</td><td>5400</td></tr>
<tr><td>Mümin Akkaş</td><td>5400</td></tr>
<tr><td>Yusuf Engin</td><td>5400</td></tr>
<tr><td>Remzi Öztürk</td><td>5400</td></tr>
<tr><td>Yusuf Bilgiç</td><td>5400</td></tr>
<tr><td>Sabri İskender</td><td>5400</td></tr>
<tr><td>Avni Veli Özgürer</td><td>5400</td></tr>
<tr><td>Hayrettin Öztürk</td><td>5400</td></tr>
<tr><td>Hüseyin Babekoğlu</td><td>5400</td></tr>
<tr><td>Niyazi Özgür</td><td>5400</td></tr>
<tr><td>Rıdvan Kurtulmuş</td><td>5400</td></tr>
<tr><td>Gültekin Karaman</td><td>5400</td></tr>
<tr><td>İbrahim Zafer</td><td>5400</td></tr>
<tr><td>Fehim Karaduman</td><td>5400</td></tr>
<tr><td>Şaban Özkan</td><td>5400</td></tr>
</table>

Mümin Vatansever Eşi Zehra Vatansever 4325

M. Fuat Giray Eşi Nermin Giray 4325

Mehmet Karasulu Eşi Ayşe Karasulu 4325

Aylık Sahiplerinin İsimleri	Aylık Göstergesi
Sabit Hafızoğlu Eşi Hulusiye Hafızoğlu	4325
Orhan Pandur Eşi Şaver Pandur	4325
Saffet Recep Eşi Zehra Saffetoğlu	4325
H. Kerim Ateş Eşi Nayika Koç	4325
Osman Hacıoğlu Eşi Asiye Hacıoğlu	4325
M. Mümün Yakup Eşi Meryem Musaoğlu	4325
Abdülkerim Zırhlı Kızı Kadriye Zırhlı	3000
Abdülkerim Zırhlı Kızı Yurdagül Zırhlı	3000
Mehmet Nuri Ateşoğlu Kızı Mübeccel Ateşoğlu	3000
Sezai Sanver Kızı Makbule Sanver	3000
Veysel Şatıroğlu Kızı Zehra Başer	3000
Ali Rıza Atmaca Kızı Turan Atmaca	3000
Salih Sıtkı Fıstıker Kızı Fikriye Şen	3000
Hüsniye Atasoy Kızı Nevin Atasoy	3000
Sütçü İmam Kızı Duran Çiftdemir	3000
Mehmet Öztürk Kızı Saniye Kayacan	3000

D- 11.10.1983 tarihli ve 2913 Sayılı Kanun Gereğince Vatani Hizmet Tertibinden Aylık Bağlanan Dünya, Olimpiyat ve Avrupa Şampiyonluğu Kazanan Sporcular

Aylık Sahiplerinin İsimleri	Aylık Göstergesi
Muharrem Candaş	5400
Mehmet Esenceli	5400
Hasan Sevinç	5400
A. Nihat Kabanlı	5400
Mustafa Dağıstanlı	5400
Sefer Baygın	5400
Ömer Topuz	5400
Müzahir Sille	5400
Hasan Güngör	5400
Tevfik Kış	5400
Ahmet Ayık	5400
S. Sırrı Acar	5400
A. Gazanfer Bilge	5400
İsmet Atlı	5400
Cemal Yenilmez	5400
İsmail Oğan	5400

Bayram Şit	5400
Yaşar Yılmaz	5400
D. Ali Erbaş	5400
İbrahim Zengin	5400
H. İlyas Alakoç	5400
Aylık Sahiplerinin İsimleri	**Aylık Göstergesi**
Ali Rıza Alan	5400
Ahmet Enünlü	5400
Mithat Bayrak	5400
Reşit Karabacak	5400
Murat Güllü	5400
Eryetiş Kurtaral	5400
Ali Rıza Batur	5400
Kemal Sonunur	5400
Nuri Eroğlu	5400
Köksal Özoğluöz	5400
Tülay Caner	5400
Yılmaz Helvacıoğlu	5400
Remzi Musaoğlu	5400
Metin Kaplan	5400
Ali Kayalı	5400
Rıza Doğan Eşi Nazmiye Doğan	4325
Nasuh Akar Eşi Ayşe Akar	4325

Hasan Gemici Eşi Nezahat Gemici	4325
Ahmet Bilek Eşi Ayten Bilek	4325
Nurettin Zafer Eşi Kıymet Zafer	4325
Mahmut Atalay eşi Perihan Atalay	4325
Servet Meriç Eşi Bedia Meriç	4325
Celal Atik Eşi Nadiye Atik	4325

Aylık Sahiplerinin İsimleri	**Aylık Göstergesi**
Suat Kaledelen Eşi Z. Gönül Kaledelen	4325
Ali Adem Eşi Esma Şenyüzlü	4325
Osman Akbaş Eşi Ayşe Akbaş	4325
Ahmet Bilek Kızı Sevil Bilek	3000
Halil Şükrü Kızı Zehra Şavaşman	3000
Ahmet Mersinli Kızı Dilara Mersinli	3000
Ahmet Mersinli Kızı Lilvana Mersinli	3000
Cemal Kılıç Kızı Yeter Kılıç	3000
Mehmet Kartal Kızı Figen Özagil	3000
Mehmet Cahit Efendi Kızı Hülya Oktav	3000